

FRANKLIN RESOURCES, INC.

2021
Proxy
Statement
and Notice of Virtual Annual Meeting

February 9, 2021, 8:00 a.m. Pacific Time

www.virtualshareholdermeeting.com/BEN2021

LETTER FROM OUR LEAD DIRECTOR AND CEO



FRANKLIN RESOURCES, INC.

December 28, 2020

FELLOW STOCKHOLDERS,

The COVID-19 pandemic has profoundly altered our world with far-reaching implications. During this unprecedented period, we are focused on the well-being of our employees, clients, and stockholders. Our ability to produce strong investment results, while maintaining high-quality service and stability for advisors, clients, and investors, remains paramount. We appreciate the trust and confidence you as investors have placed in us.

In recognition of the current pandemic, the 2021 Annual Meeting of Stockholders of Franklin Resources, Inc. will be held virtually this year, and we cordially invite you to participate on February 9, 2021 at 8:00 a.m. Pacific Time. Instructions for accessing the virtual meeting platform online are included in the Proxy Statement for this meeting.

In fiscal year 2020, we focused our efforts and investments in key areas that directly supported our multi-year strategic plan to drive organic growth, execute on M&A opportunities, and position Franklin Templeton to capitalize on industry change.

Our most significant achievement during the year was the acquisition of Legg Mason and its specialist investment managers. Bringing together the two organizations establishes Franklin Templeton as one of the world's largest independent global investment managers with over $1.46 trillion in assets under management as of November 30, 2020, across one of the broadest ranges of high-quality investment teams in the industry. Our combined footprint significantly deepens Franklin Templeton's presence in key countries and regions and creates an expansive investment platform that is well-balanced between institutional and retail clients. With this historic acquisition for our company—as well as other key acquisitions in fiscal year 2020, including wealth management firms Athena Capital and Pennsylvania Trust—we are delivering on our overarching goal to broaden our capabilities and expand our client reach.

At the same time, we continued to successfully navigate through the challenges posed by the COVID-19 pandemic. Our long-standing investment in collaborative technology in support of our global footprint enabled us seamlessly to move to 98% of our employees working remotely.

In February 2020, Jenny began her role as President and Chief Executive Officer. The Board recognizes her strong track record and views her appointment as the natural evolution of her previous role as President and Chief Operating Officer. She has drawn upon her significant experience leading and working with all parts of our business to make meaningful progress on multiple fronts despite the complex challenges that arose this year. In parallel, Greg Johnson became Executive Chairman and Chairman of the Board of Directors. He continues to play an active role within the organization.

During this period of significant change in our world, in our industry and within our own company, we must rely more than ever on the ability of our teams to innovate and collaborate. We believe that championing diversity in its many dimensions, and the inclusion of colleagues with diverse backgrounds, perspectives, and identities, strengthens our critical thinking and enhances innovation and collaboration. Building on Franklin Templeton's work to foster diversity and inclusion in the workplace, we have expanded our efforts this year with strong support from our Board of Directors and Executive Committee. Among them, we created a Chief Diversity Officer position, reporting directly to the CEO, to lead our work in this important area.

Earlier this year, the directors undertook an assessment of the Board's composition, including a review of director skills, expertise and tenure. Our Board is pleased to nominate Alex Friedman, John Kim and John Thiel as new director candidates. Each of them would bring valuable experience and insights to the Board, and we encourage you to review the information in the proxy statement about these candidates. At the same time, Peter Barker, Mark Pigott and Laura are not being nominated for re-election this year. The Board and our company are very grateful for their leadership and significant contributions over their years of service. On a personal note, as I conclude my time on the Board, I share that I have been enriched through my service over these 15 years, including as Lead Director.

We encourage you to review the accompanying Proxy Statement and associated materials and to vote your shares before our annual meeting on February 9, 2021. We thank each of you for your support, and the Board and management look forward to serving you throughout the upcoming year.

Sincerely,



LAURA STEIN
Independent Lead Director

JENNIFER M. JOHNSON
President and
Chief Executive Officer

NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS



FRANKLIN RESOURCES, INC.

DEAR STOCKHOLDER:

The Board of Directors of Franklin Resources, Inc. (the "Company") invites you to attend our 2021 annual meeting of stockholders (the "Virtual Annual Meeting") to be held on Tuesday, February 9, 2021 at 8:00 a.m. Pacific Time. The meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2021,* where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication. We have chosen to hold a virtual rather than an in-person meeting due to the continuing public health impact of COVID-19. The meeting is held for the following purposes:

1. To elect the 10 nominees for director named herein to the Board of Directors to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2021.

3. To approve an amendment and restatement of the Company's 2002 Universal Stock Incentive Plan.

4. To transact such other business that may properly be raised at the Virtual Annual Meeting or any adjournments or postponements of the Virtual Annual Meeting.

We are primarily furnishing proxy materials to our stockholders on the Internet rather than mailing paper copies of the materials to each stockholder. As a result, some of you will receive a Notice of Internet Availability of Proxy Materials and others will receive paper copies of the Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials contains instructions on how to access the Proxy Statement and the Annual Report over the Internet, instructions on how to vote your shares, as well as instructions on how to request a paper copy of our proxy materials, if you so desire. Electronic delivery is designed to expedite the receipt of materials, significantly lower costs and help to conserve natural resources.

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the Proxy Statement, the proxy card, the Annual Report, and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at *www.proxyvote.com*.

The Company's Board of Directors has fixed the close of business on December 11, 2020, as the record date for the determination of stockholders entitled to receive notice of, and to vote on, all matters presented at the Virtual Annual Meeting or any adjournments thereof. Your vote is very important. Even if you think that you will attend the Virtual Annual Meeting, we ask you to please cast your vote in advance. You may vote your shares via the Internet, by telephone, by mail or, except for certain stockholders described on page 3, via the virtual meeting website during the Virtual Annual Meeting.

Attendance at the Virtual Annual Meeting will be limited to stockholders as of the record date. The Virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2021*, where you will be able to listen to the meeting live and vote online. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please note that you will only be able to attend the meeting by means of remote communication.

By order of the Board of Directors,

ALIYA S. GORDON
Vice President and Secretary

December 28, 2020
San Mateo, California

Your vote is important.
Please vote via the Internet, by telephone, by mail or via the virtual meeting website during the Virtual Annual Meeting.

TABLE OF CONTENTS

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PROXY STATEMENT

FRANKLIN RESOURCES, INC.
ONE FRANKLIN PARKWAY
SAN MATEO, CALIFORNIA 94403-1906

December 28, 2020

This Proxy Statement and the accompanying Notice of Virtual Annual Meeting of Stockholders are furnished in connection with the solicitation by the Board of Directors (the "Board") of Franklin Resources, Inc., a Delaware corporation (the "Company"), of the accompanying proxy to be voted at the 2021 Virtual Annual Meeting of stockholders (the "Virtual Annual Meeting"), which will be held on Tuesday, February 9, 2021 at 8:00 a.m. Pacific Time. The Virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/BEN2021*, where you will be able to listen to the meeting live and vote online. Please note that you will only be able to access the Virtual Annual Meeting by means of remote communication. We have chosen to hold a virtual rather than an in-person meeting due to the continuing public health impact of COVID-19. We expect that this Proxy Statement and the accompanying proxy card will be mailed and/or made available to each stockholder entitled to vote on or about December 28, 2020. References to "us," "we" or "our" as used throughout this Proxy Statement mean the Company.

All materials filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") can be obtained through the SEC's website at *www.sec.gov*.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

Under the rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily over the Internet. We believe that this process should expedite stockholders' receipt of proxy materials, lower the costs of our Virtual Annual Meeting and help to conserve natural resources. On or about December 28, 2020, we mailed to each of our stockholders (other than those who previously requested electronic or paper delivery, participants in the Franklin Templeton 401(k) Retirement Plan (the "401(k) Plan"), and holders of shares in excess of certain thresholds), a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this Proxy Statement and our Annual Report, on the Internet and how to access a proxy card to vote on the Internet or by telephone. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at *www.proxyvote.com*. If you received paper copies of our proxy materials and wish to receive them by electronic delivery in the future, please request electronic delivery on www.proxyvote.com or *https://enroll.icsdelivery.com/ben/Default.aspx*.

VOTING INFORMATION

WHO CAN VOTE?

Holders of the Company's common stock, par value $0.10 per share (the "common stock"), at the close of business on December 11, 2020 (the "Record Date") are entitled to one vote for each share owned on that date on each matter presented at the Virtual Annual Meeting. As of December 11, 2020, the Company had 505,898,149 shares of common stock outstanding. If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in street name. The Notice of Internet Availability of this Proxy Statement has been forwarded to you by your broker, bank or other holder of record who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by using the voting instruction form included in the mailing or by following their instructions for voting via the Internet or by telephone.

WHAT MATTERS ARE TO BE CONSIDERED AT THE VIRTUAL ANNUAL MEETING?

At the Virtual Annual Meeting, stockholders will be asked to consider and vote upon the following:

Proposal No. 1: Election of Directors. The proposal provides for the election of 10 directors to the Company's Board to hold office until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

Proposal No. 2: Ratification of Appointment of Auditors. The proposal provides for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2021 ("fiscal year 2021").

Proposal No. 3: Approval of an Amendment and Restatement of the Company's 2002 Universal Stock Incentive Plan ("USIP"). The proposal requests stockholders to approve an amendment and restatement of the USIP, which includes increasing the number of shares of common stock authorized for issuance under the USIP by an additional 20 million shares.

The Board does not know of any other matter to be brought before the Virtual Annual Meeting. If any other matters properly come before the meeting, the persons named in the form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

HOW MANY VOTES ARE NEEDED TO HOLD THE VIRTUAL ANNUAL MEETING?

In order to take any action at the Virtual Annual Meeting, the holders of a majority in voting power of the Company's shares issued and outstanding and entitled to vote as of the Record Date must be present at the Virtual Annual Meeting. This is called a quorum.

WHO COUNTS THE VOTES?

The voting results will be tallied by Broadridge Financial Solutions, Inc. and the Inspector of Elections, and reported on a Current Report on Form 8-K filed with the SEC within four business days following the Virtual Annual Meeting.

WHAT IS A PROXY?

A "proxy" allows someone else (the "proxy holder") to vote your shares on your behalf. The Board is asking you to allow any of the persons named on the proxy card (Gregory E. Johnson, our Executive Chairman and Chairman of the Board; Rupert H. Johnson, Jr., our Vice Chairman; Jennifer M. Johnson, our President and Chief Executive Officer ("CEO"); and Aliya S. Gordon, Vice President and Secretary) to vote your shares at the Virtual Annual Meeting.

HOW DO I VOTE?

Whether you hold shares directly as a stockholder of record or beneficially in street name, you may vote your shares without attending the Virtual Annual Meeting. You may vote by granting a proxy or, for shares held in street name, by submitting voting instructions to your bank, broker or other holder of record. You may also vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. **To facilitate timely receipt of your proxy despite any potential postal disruption due to COVID-19, we encourage you to vote via the Internet or telephone (if such voting methods are available to you) by following the instructions on the accompanying proxy card promptly.** Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker, or other holder of record provided to you for more information on these options. Except for certain stockholders described below, the deadline for voting via the Internet or by telephone is 11:59 p.m. Eastern Time on Monday, February 8, 2021.

The persons named as your proxy holders on the proxy card will vote the shares represented by your proxy in accordance with the specifications you make. For stockholders of record that return their proxy card but do not provide instructions on how to vote, the persons named as your proxy holders on the proxy card will vote the shares represented by the proxy FOR all nominees to the Board of Directors (Proposal No. 1); FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm (the "independent auditors") for fiscal year 2021 (Proposal No. 2); and FOR the approval of an amendment and restatement of the 2002 Universal Stock Incentive Plan (Proposal No. 3). Additionally, unless you specify otherwise on your proxy card, if any other matters come before the Virtual Annual Meeting to be voted on, the persons named as your proxy holders on the proxy card will vote, act and consent on those matters in their discretion. For beneficial holders that return their voting instructions but do not provide instructions on how to vote, your bank, broker or other holder of record will only have the discretion to vote on the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors for fiscal year 2021 (Proposal No. 2).

For participants in the 401(k) Plan, your shares will be voted as you specify on your proxy card. If you do not vote, your shares will be voted by the independent fiduciary for and against the proposals in the same proportion as shares for which directions are received by the independent fiduciary, unless the independent fiduciary decides that the law requires that the independent fiduciary vote them differently. (This means that the way you vote will also affect how the independent fiduciary will vote the shares of participants who do not vote.) If you wish to abstain from voting on any matter, you must indicate that on your proxy card. You cannot vote your 401(k) Plan shares via the virtual meeting website during the Virtual Annual Meeting. To allow sufficient time for your shares to be voted as you instruct, the trustee must receive your vote by no later than 11:59 p.m. Eastern Time on Thursday, February 4, 2021.

CAN I CHANGE OR REVOKE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. Whether your vote is submitted via the Internet, by telephone or by mail, you may change or revoke your proxy at any time before it is voted. A proxy, including an Internet or telephone vote, may be changed or revoked by submitting another proxy with a later date at any time prior to the beginning of the Virtual Annual Meeting. You may also revoke your proxy by attending the Virtual Annual Meeting and casting your vote via the virtual meeting website. Participants in the 401(k) Plan may revoke their proxy by no later than 11:59 p.m. Eastern Time on Thursday, February 4, 2021.

CAN I VOTE DURING THE VIRTUAL ANNUAL MEETING?

Yes, except that participants in the 401(k) Plan may not vote their 401(k) Plan shares via the virtual meeting website during the Virtual Annual Meeting. Please see requirements for attending the Virtual Annual Meeting under "How do I Access the Virtual Annual Meeting? Who May Attend the Virtual Annual Meeting?" below. Although you can vote online during the Virtual Annual Meeting, we encourage you to vote via the Internet, by telephone, or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card to ensure that your shares are represented and voted. Participants in the 401(k) Plan must vote by no later than 11:59 p.m. Eastern Time on Thursday, February 4, 2021, and may not vote during the Virtual Annual Meeting.

HOW DO I ACCESS THE VIRTUAL ANNUAL MEETING? WHO MAY ATTEND?

Attendance at the Virtual Annual Meeting is limited to stockholders as of the Record Date. Any stockholder can attend the Virtual Annual Meeting via the virtual meeting website by visiting www.virtualshareholdermeeting.com/BEN2021, where stockholders will be able to listen to the meeting live and may vote during the meeting. The Virtual Annual Meeting starts at 8:00 a.m. Pacific Time. We encourage you to allow ample time for online check-in, which will open at 7:45 a.m. Pacific Time. Please have your 16-digit control number to join the meeting. The control number is included on your proxy card if you are a stockholder of record or included with your voting instruction card and voting instructions you received from your broker, bank or other nominee. Audio or video recording is not permitted at the Virtual Annual Meeting.

WILL I BE ABLE TO ASK QUESTIONS DURING THE VIRTUAL ANNUAL MEETING?

Stockholders will be able to transmit questions through the virtual meeting website. The Company may answer appropriate questions during the Virtual Annual Meeting or by following up with a stockholder if the stockholder provides contact information when transmitting the question through the virtual meeting website.

HOW CAN I REQUEST TECHNICAL ASSISTANCE DURING THE VIRTUAL ANNUAL MEETING?

If you encounter any difficulties accessing the virtual meeting during the check-in or during the meeting, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/BEN2021.

HOW ARE VOTES COUNTED?

To be counted as "represented," a proxy card must have been returned for those shares, the stockholder must have voted the shares via the Internet or by telephone, or the stockholder must be present and vote via the virtual meeting website during the Virtual Annual Meeting. Affirmative and negative votes, abstentions and broker non-votes will be separately tabulated.

WHAT IS A BROKER NON-VOTE?

A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a proposal because the nominee does not have authority to vote on that particular proposal without receiving voting instructions from the beneficial owner. Under New York Stock Exchange ("NYSE") rules, the ratification of the selection of an independent registered public accounting firm (Proposal No. 2), is considered a "routine" matter, and brokers generally may vote on behalf of beneficial owners who have not furnished voting instructions, subject to the rules of the NYSE concerning transmission of proxy materials to beneficial owners, and subject to any proxy voting policies and procedures of those brokerage firms. Brokers may not vote on the other proposals contained in this Proxy Statement, which are considered "non-routine" proposals, unless they have received voting instructions from the beneficial owner, and to the extent that they have not received voting instructions, brokers report such number of shares as "non-votes."

WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

- The election of directors (Proposal No. 1) requires that a director receive a majority of the votes cast with respect to that director at the Virtual Annual Meeting. This means that the number of shares of stock voted "FOR" a director must exceed the number of votes cast "AGAINST" that director. Abstentions and broker non-votes are not considered votes cast for this purpose and will have no effect on the election of directors.

- The affirmative vote of the holders of shares of common stock, having a majority of the votes present at the Virtual Annual Meeting and entitled to vote on the matter, is necessary to ratify the appointment of PricewaterhouseCoopers LLP (Proposal No. 2). Abstentions will have the same effect as a vote against this proposal. Broker non-votes are not expected on this proposal because brokers have discretionary authority to vote uninstructed shares on this proposal.

- The affirmative vote of the holders of shares of common stock having a majority of the votes present at the Virtual Annual Meeting and entitled to vote on the matter, is necessary to approve an amendment and restatement of the 2002 Universal Stock Incentive Plan (Proposal No. 3). Abstentions will have the same effect as a vote against this proposal, and broker non-votes will not have any effect on the vote for this proposal.

Shares that are voted online during the Virtual Annual Meeting or by proxy are treated as being present at the Virtual Annual Meeting for purposes of establishing a quorum, and will be included in determining the number of shares represented and voted at the Virtual Annual Meeting with respect to such matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business and otherwise will not have any effect on the proposals above. If the persons present or represented by proxy at the Virtual Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the record date, the Virtual Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

WHO PAYS FOR THIS PROXY SOLICITATION?

Your proxy is being solicited by the Board on behalf of the Company. The Company pays the cost of soliciting your proxy and reimburses brokerage costs and other fees for forwarding proxy materials to you.

PROPOSAL NO. 1: ELECTION OF DIRECTORS

RECOMMENDATION OF THE BOARD
The Board recommends a vote **"FOR"** the election to the Board of each of the nominees listed below. The voting requirements for this proposal are described in the "Voting Information" section above.

Nominees

The Corporate Governance Committee of the Board recommended and nominated, and the Board approved, the nominees named below for election as members of the Board. Each nominee, except for Alexander S. Friedman, John Y. Kim and John W. Thiel, was elected by the Company's stockholders at the Company's last annual meeting of stockholders and is standing for re-election. Messrs. Friedman, Kim and Thiel are standing for election to the Board for the first time. Mr. Friedman was identified by an executive officer as a potential nominee, Mr. Kim was identified by a non-executive director as a potential nominee, and Mr. Thiel was identified by an executive director as a potential nominee. All were recommended by the Corporate Governance Committee after it completed its review process, as discussed below under "Information About the Board and its Committees." Peter K. Barker, Mark C. Pigott and Laura Stein have not been nominated for re-election this year. We have benefitted greatly from their perspectives and expertise and thank them for their leadership and service.

Listed below are the names, ages as of December 31, 2020, and principal occupations and membership on public boards for the past five years of each nominee. In addition, we have provided information concerning the particular experience, qualification, attributes and/or skills that the Corporate Governance Committee and the Board considered as relevant to each nominee that led to the conclusion that he or she should serve as a director.

Board Nominee Diversity

GENDER DIVERSITY


Male
80%
Female
20%

DIRECTOR TENURE


50%*
20%
30%
0-4 years
5-10 years
>10 years

* *Includes 3 new nominees*

SECTOR EXPERIENCE


80%
Asset Management
60%
Other Financial Services
30%
Financial Technology

AVERAGE NON-EXECUTIVE DIRECTOR TENURE
6 years



MARIANN BYERWALTER
Independent

Age 60
Director since 2015
Board committees:
Audit (Chair)

Career Highlights:
Chairman Emeritus of the Board of Directors of SRI International, an independent nonprofit technology research and development organization, having served as Chairman from January 2014 through December 2019, and Chairman of JDN Corporate Advisory, LLC, a privately held advisory services firm, since 2001. Director, and, from 2006 to 2013, Chairman of the Board of Directors of Stanford Healthcare, and from January 2016 to July 2016, Interim President and Chief Executive Officer and President of Stanford Healthcare. From 1996 to 2001, she served as the Chief Financial Officer, Vice President for Business Affairs and Special Assistant to the President of Stanford University. Partner and co-founder of American First Financial Corporation from 1987 to 1996. Director, Redwood Trust, Inc. from 1998 to June 2020. Previously, trustee of various investment companies affiliated with Charles Schwab Corporation and director, WageWorks, Inc.

Key Attributes, Experience and Skills:
Ms. Byerwalter's significant financial expertise provides the Board with valuable perspectives on finance, accounting and investment management matters. From her leadership roles at Stanford University and several financial institutions she has a deep understanding of accounting and strategic planning as well as wide-ranging management expertise. Ms. Byerwalter's current and prior service on the boards of private and public companies as well as with non-profit organizations including SRI International, Pacific LifeCorp and Pacific Mutual Holding Company, Burlington Capital Group, Stanford Hospital & Clinics, Lucile Packard Children's Hospital, and the Stanford University Board of Trustees also provides our Board with the benefit of her perspectives on business, corporate governance and citizenship.



ALEXANDER S. FRIEDMAN
Independent

Age 50
Director Nominee

Career Highlights:
Co-Founded Jackson Hole Economics, a private economic research firm, in January 2019. Chief Executive Officer of GAM Holding AG, a publicly listed international investment management firm, from September 2014 to November 2018. Global Chief Investment Officer of UBS AG Wealth Management and Wealth Management Americas, Chairman of the UBS Global Investment Committee and Group Managing Director from February 2010 to September 2014. Chief Financial Officer of the Bill & Melinda Gates Foundation from March 2007 to February 2010. Director, Investment Banking at Lazard from June 2001 to March 2007.

Key Attributes, Experience and Skills:
Mr. Friedman's experience as a senior business leader with two decades of experience growing and transforming businesses in the financial services industry, and as the senior financial executive of the world's largest foundation, would provide the Board with valuable insights on financial matters, investment and wealth management, strategic planning and operational integration and development. Mr. Friedman currently serves as Chairman of Project Syndicate, an international non-profit focused on original editorial content in economics and politics. He is a member of the Council on Foreign Relations, and also serves on the advisory council of Social Finance, a non-profit organization dedicated to mobilizing capital to drive social progress, and the advisory board of America Needs You, a non-profit organization focused on college access for first generation college students.



GREGORY E. JOHNSON

Age 59
Director since 2007

Career Highlights:
Executive Chairman since February 2020 and Chairman of the Board since June 2013 and director of Company since January 2007; Chairman of the San Francisco Giants since November 2019; formerly Chief Executive Officer of the Company from July 2005 to February 2020; Co-Chief Executive Officer of the Company from January 2004 to July 2005; President of the Company from December 1999 to September 2015. Officer and/ or director of certain subsidiaries of the Company; director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. G. Johnson brings leadership and extensive business and operating experience, as well as significant knowledge of our Company and the global fund management industry, to the Board. Mr. G. Johnson is a Certified Public Accountant and prior to joining the Company, was a senior accountant with Coopers & Lybrand. Over his 30-year tenure with the Company, Mr. G. Johnson has held officer and director positions with various subsidiaries of the Company; hands-on experience that provides him with in-depth knowledge of the Company's operations. Mr. G. Johnson's presence on the Board provides the Board with management's current perspectives on the Company's business and strategic vision for the Company. Mr. G. Johnson's service on various boards of industry organizations, including the Investment Company Institute's Board of Governors, also provides the Board with the benefit of additional perspectives on industry developments, including regulatory and policy issues. He is a past Chairman and Vice Chairman of the Investment Company Institute and currently serves on its Executive Committee.



JENNIFER M. JOHNSON

Age 56
Director since 2020
Board committees:
Special Awards

Career Highlights:
President of the Company since December 2016 and Chief Executive Officer and Director since February 2020; formerly, Chief Operating Officer of the Company from February 2017 to February 2020, Co-President of the Company from October 2015 to December 2016, Executive Vice President and Chief Operating Officer of the Company from March 2010 to September 2015, Executive Vice President – Operations and Technology of the Company from December 2005 to March 2010, and Senior Vice President and Chief Information Officer of the Company from May 2003 to December 2005; officer and/or director of certain subsidiaries of the Company, including certain of the specialist investment managers acquired through the Legg Mason transaction; director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Ms. Johnson brings significant experience leading and working with all parts of our business, as well as extensive knowledge of the global investment management industry. Over her 30-year tenure with the Company, Ms. Johnson has managed all major aspects of the business, including investment management, global distribution, customer service, fund administration, global technology, and the Company's high-net-worth business. This extensive hands-on experience provides her with in-depth knowledge of the Company's operations. She has been a key driver of several key acquisitions and strategic investments and has been responsible for the development of the Company's ETF business. In addition, she has been instrumental in building the Company's data science capabilities and has championed the Company's fintech initiatives. Ms. Johnson's experience with the Company provides the Board with the benefit of management's current perspectives on the Company's business and strategic vision for the Company.



RUPERT H. JOHNSON, JR.

Age 80
Director since 1971

Career Highlights:
Vice Chairman of the Company since December 1999 and director of the Company since 1971; officer and/or director of certain subsidiaries of the Company; officer and/or director or trustee of certain funds registered as investment companies managed or advised by subsidiaries of the Company.

Key Attributes, Experience and Skills:
Mr. R.H. Johnson, Jr.'s service as Vice Chairman of the Company and as an officer, director or trustee of various subsidiaries of the Company and Franklin Templeton mutual funds since its inception provides the Board with significant knowledge of and insights into the Company and the global fund management industry in which we operate. His fundamental knowledge of the Company gained over 55 years gives him an important perspective on the Company and provides significant leadership, business and operational expertise to the Board. Mr. R. H. Johnson, Jr. has served on various industry boards and committees addressing investment company issues including the Board of Governors of the Investment Company Institute. In his capacity with the Company, he has served as Director of Research and is a portfolio manager for one of its funds. He provides the Board with a unique perspective on critical components of the Company's business.



JOHN Y. KIM
Independent

Age 60
Director Nominee

Career Highlights:
Founder and Managing Partner of Brewer Lane Ventures LLC, an early stage fintech venture capital firm, since 2019. Formerly, President of New York Life Insurance Company from 2015 to 2018. Chief Executive Officer and Chief Investment Officer of New York Life Investment Management from 2008 to 2015. President of Prudential Retirement from 2004 to 2007. President of Cigna Investments and Retirement from 2002 to 2004. Chief Executive Officer of Bondbook, a financial technology company, from 2001 to 2002, Chief Executive Officer and Chief Investment Officer of Aeltus Investment Management, an investment subsidiary of Aetna, from 1994 to 2000. Board of Trustees, Eversource Energy since 2018. Previously, Director of FiServ, a global provider of financial services technology.

Key Attributes, Experience and Skills:
Mr. Kim would bring leadership and extensive business and technology experience to the Board, including direct management of asset management firms. In addition, Mr. Kim's significant experience as chief executive officer of a variety of companies would provide valuable leadership, growth, and strategic insights. Mr. Kim currently serves on the boards of four privately held technology startup companies in fintech—Powerlytics, Socotra, Avibra and Ladder Financial, Inc. His service on various public and private boards of industry organizations would provide additional perspectives on asset management, insurance, and technology.



ANTHONY J. NOTO
Independent

Age 52
Director since 2020
Board committees:
Audit, Corporate
Governance

Career Highlights:
Chief Executive Officer and a director of Social Finance, Inc. (SoFi), a mobile-first personal finance platform, since March 1, 2018. Formerly, Chief Operations Officer from 2017 until 2018, Chief Operations Officer and Chief Financial Officer from 2016 to 2017, and Chief Financial Officer from 2014 to 2016, of Twitter, Inc., a global social media company; Partner, Co-Head, Global Technology, Media and Telecom Investment Banking from 2011 to 2014, and Partner, Investment Banking Division from 2010 to 2011, at Goldman Sachs & Co. Previously, Chief Financial Officer from 2008 to 2010, of the National Football League.

Key Attributes, Experience and Skills:
As Chief Executive Officer of SoFi, Mr. Noto brings valuable fintech industry experience. He has overseen SoFi's expansion from a desktop lending business to a broad-based, mobile-first personal financial platform, offering users investment products including stocks, ETFs, cryptocurrency trading, as well as loans and cash management accounts. He also brings valuable leadership, strategic, financial and operations experience, having previously served as Chief Operating Officer and Chief Financial Officer of Twitter, Inc., and as Chief Financial Officer of the National Football League. During his nearly 13 years at Goldman Sachs & Co., Mr. Noto developed a deep understanding of the technology, media and telecommunications industry, including serving as Co-Head of Global Technology, Media and Telecommunications Investment Banking, and Co-Head of Communications, Media and Entertainment Investment Research. His current and prior experience would provide the Board with the benefit of his perspective on trends in the financial industry, including developments in the fintech and social media spaces, and finance matters.



JOHN W. THIEL
Independent

Age 60
Director Nominee

Career Highlights:
Partner and Senior Advisor with MyNextSeason, an executive coaching firm, since 2018. Formerly with Bank of America Merrill Lynch Wealth Management from 1989 to 2018, serving as Vice Chairman of Global Wealth and Investment Management of Bank of America Merrill Lynch from 2017 to 2018; Head of Merrill Lynch Wealth Management from 2011 to 2016; Head of Private Banking and Investment Group from 2005 to 2011; Pacific West Regional Managing Director of Private Banking and Investment Group from 2001 to 2005; Market Executive from 1997 to 2001; District Sales Manager from 1995 to 1997; and Financial Advisor from 1989 to 1995.

Key Attributes, Experience and Skills:
Mr. Thiel would bring deep global leadership and extensive asset, investment and distribution management expertise to the Board as well as operating experience, including navigating complex relationships. Client-focused, Mr. Thiel is recognized as a transformative leader who during his tenure at Merrill Lynch, accelerated growth and drove dramatic cultural and strategic transformation while forming effective internal and external partnerships. He is a member of the board of Decker Communications, a business communications training, coaching, and consulting firm. Mr. Thiel's long-term commitment to philanthropy and his community includes service on the FINRA Investor Education Foundation, where he applies his expertise to ensure financial literacy is available to all levels of investors and savers. He also serves on the board of V Foundation for Cancer Research, chairing Don't Ever Give Up, Inc. and as a trustee of Florida State University.



SETH H. WAUGH
Independent

Age 62
Director since 2015
Board committees: Compensation

Career Highlights:
Chief Executive Officer of The PGA of America, an American organization of golf professionals, since 2018. Senior Advisor at Silver Lake, since 2017. Non-executive chairman of Alex. Brown, a division of Raymond James, since September 2016. Previously, Managing Director at Silver Lake, 2018. Vice Chairman of Florida East Coast Industries, LLC, the parent company of several commercial real estate, transportation and infrastructure companies based in Florida, from 2013 to 2017. From 2000 to 2013, Mr. Waugh served in various roles at Deutsche Bank Americas, including Chief Executive Officer and Chairman of the Board of Directors of Deutsche Bank Securities Inc. Previously Chief Executive Officer of Quantitative Financial Strategies, a hedge fund. Mr. Waugh also served in various capacities at Merrill Lynch over 11 years, including Co-head of Global Debt Markets. Director, Yext, Inc.

Key Attributes, Experience and Skills:
Mr. Waugh's significant experience in the financial sector provides the Board with valuable perspectives on capital markets and investment management. Having held various leadership roles at Deutsche Bank and other financial institutions, Mr. Waugh brings strong leadership skills as well as deep knowledge of operational and strategic matters to the Board. His service on the boards of the Deutsche Bank Americas Advisory Board, the Deutsche Bank Americas Foundation, The Clearing House, the Financial Services Forum and the Board of Governors of FINRA provides our Board with the benefit of his substantial expertise in financial industry developments and corporate citizenship.



GEOFFREY Y. YANG
Independent

Age 61
Director since 2011
Board committees: Audit, Corporate Governance (Chair)

Career Highlights:
Managing Director and Founding Partner of Redpoint Ventures, a private equity and venture capital firm, since 1999. Director of AT&T, Inc., since July 2016. Formerly, General Partner with Institutional Venture Partners from 1987 to 1999. Mr. Yang was formerly president of the Western Association of Venture Capitalists, director of the National Venture Capital Association, chairman of the Stanford Engineering Fund, and a member of the President's Information Technology Advisory Committee for the United States. Previously director of BigBand Networks and TiVo.

Key Attributes, Experience and Skills:
Mr. Yang's experience as a Founding Partner and Managing Director of Redpoint Ventures provides the Board with valuable perspectives on financial and strategic matters as well as expertise in the capital markets. Since joining the venture capital business in 1985, Mr. Yang has backed companies from their founding including Duo Security, HomeAway, Juniper Networks, Just Eat, Looker, MySpace, Netflix, Pindrop, Pure Storage, Snowflake, Stripe, 2U, Sonos, TiVo, Twilio, Zendesk, and Zuora. This experience provides strategic direction, growth and technology expertise to the Company. Mr. Yang's current and prior service on the boards of several private and public companies as well as with non-profit organizations including the Advisory Council for the Stanford Graduate School of Business, the United States Golf Association, the U.S. Ski and Snowboard Foundation, and the United States Olympic and Paralympic Foundation, provides our Board with the benefit of his perspectives on business, corporate governance and citizenship, and finance.

FAMILY RELATIONSHIPS
Jennifer M. Johnson and Gregory E. Johnson are siblings, and their uncle is Rupert H. Johnson, Jr. Each serves as both a director and an executive officer of the Company.

General

The Corporate Governance Committee and the Board believe that the nominees have the requisite experience, qualifications, attributes and skills to provide the Company with effective oversight of a global investment management organization. The Corporate Governance Committee and the Board believe that there are general requirements and skills that are required of each director and other skills and experience that should be represented on the Board as a whole but not necessarily by each director. The Board believes that, consistent with these requirements, each nominee displays a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our Company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of the Company and its stockholders and dedication to enhancing stockholder value. The Board seeks to assemble a group of directors that, as a whole, represents a mix of experiences and skills that allows appropriate deliberation on all issues that the Board might be likely to consider. The Corporate Governance Committee's Policy Regarding Nominations and Qualifications of Directors described below outlines the qualities that the Corporate Governance Committee and the Board seek in director nominees.

If elected, each nominee will serve until the next annual meeting of stockholders or until that person's successor is elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

In accordance with the Company's Director Independence Standards, described more fully below, and the rules of the NYSE, the Board has affirmatively determined that it is currently composed of a majority of independent directors, and that the following director nominees are independent and do not have a material relationship with the Company: Mariann Byerwalter; Alexander S. Friedman; John Y. Kim; Anthony J. Noto; John W. Thiel; Seth H. Waugh; and Geoffrey Y. Yang.

With respect to Mr. Noto, the Board considered that in the ordinary course of the Company's asset management business, certain Company-sponsored funds and other funds and client accounts managed by Company subsidiaries have purchased, and may in the future purchase, notes or securities issued by securitization trusts formed, sponsored, administered, and/or serviced by one or more subsidiaries of Social Finance, Inc. (collectively, "SoFi"), a company for which Mr. Noto serves as chief executive officer and director. The investments were made on terms generally available to other investors and were determined not to impair director independence.

CORPORATE GOVERNANCE

The Company regularly monitors regulatory developments and reviews its policies and procedures in the area of corporate governance to respond to such developments. As part of those efforts, we review federal laws affecting corporate governance, as well as corporate governance-related rules adopted by the SEC and the NYSE.

Corporate Governance Guidelines. The Board has adopted Corporate Governance Guidelines, which are posted in the corporate governance section of the Company's website at *www.franklinresources.com* (the "Company's website"). The inclusion of our website address or reference to our website here and elsewhere in this Proxy Statement does not include or incorporate by reference the information on our website into this Proxy Statement. The Corporate Governance Guidelines set forth the practices the Board follows with respect to, among other things, the composition of the Board, director responsibilities, Board committees, director access to officers, employees and independent advisers, director compensation, director orientation and continuing education, management succession and performance evaluation of the Board.

Code of Ethics and Business Conduct. The Board has adopted a Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates. The Code of Ethics and Business Conduct is posted in the corporate governance section of the Company's website. The Company also has a Compliance and Ethics Hotline, where employees can anonymously report a violation of the Code of Ethics and Business Conduct or submit a complaint concerning auditing, accounting or securities law matters. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics and Business Conduct for the Company's principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, by posting such information on the Company's website.

Director Independence Standards. The Board has adopted guidelines for determining whether a director is independent, which are posted in the corporate governance section of the Company's website. The Board will monitor and review as necessary, but at least once annually, commercial, charitable, family and other relationships that directors have with the Company to determine whether the Company's directors are independent. For purposes of the Company's Director Independence Standards, the "Company" refers to Franklin Resources, Inc. and its consolidated subsidiaries.

For a director to be considered independent, the Board must determine affirmatively that the director does not have material relationships with the Company either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. Such determination will be made and disclosed pursuant to applicable NYSE or other applicable rules. A material relationship can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting, charitable and family relationships. The Board has established the following guidelines to assist it in determining whether a director does not have material relationships and thereby qualifies as independent:

A. A director will not be independent if, at any time within the preceding three years (unless otherwise specified below):

1. (a) the director was employed by the Company; or
   (b) an immediate family member[1] of the director was employed by the Company as an executive officer[2] of the Company;

2. the director (or an immediate family member of the director who in the capacity of an executive officer of the Company) received direct compensation from the Company (other than for prior service as a director, or as pension or deferred compensation) of more than $120,000 in any 12-month period;

3. (a) the director or an immediate family member of the director is currently a partner of the Company's internal auditor or external independent auditor;
   (b) the director is currently employed by the Company's internal auditor or external independent auditor;
   (c) an immediate family member of the director is currently employed by the Company's internal auditor or external independent auditor and personally works on the Company's audit; or
   (d) the director or an immediate family member of the director was formerly employed by or a partner of the Company's internal auditor or external independent auditor and personally worked on the Company's audit within that time;

[1] *An immediate family member includes a spouse, parent, child, sibling, father- and mother-in-law, son- and daughter-in-law, brother- and sister-in-law and anyone (other than a domestic employee) sharing the director's home.*
[2] *An executive officer means a Section 16 reporting person under the Securities Exchange Act of 1934, as amended.*

4. the director or an immediate family member of the director was employed by another company and an executive officer of the Company served on the compensation committee of such other company; or

5. (a) the director is an employee of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the other company's consolidated gross revenues;

(b) an immediate family member of the director is an executive officer of a company that made payments to or received payments from the Company for property or services, in any single fiscal year, of more than the greater of $1.0 million or 2% of the Company's consolidated gross revenues; or

(c) the director or an immediate family member of the director serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $3.0 million or 5% of that organization's consolidated gross revenues.

B. The following relationships are not by themselves considered to be material and would not by themselves impair a director's independence:

1. a director (or an immediate family member of the director) serves as an executive officer, employee, partner or significant owner (more than 10%) of a company that made payments to or received payments from the Company, in any single fiscal year, of less than the greater of $1.0 million or 2% of the consolidated gross revenues of the other entity;

2. a director is an executive officer of another company, which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other, in any single fiscal year, is less than 2% of the total consolidated assets of the other company;

3. a director (or an immediate family member of a director) serves as an officer, director or trustee of a tax exempt organization, and the Company's contributions to the organization, in any single fiscal year, are more than the greater of $1.0 million or 2% of that organization's consolidated gross revenues, provided that such contributions do not exceed the limits set forth in Paragraph A.5(c) above and that disclosure is made in the Company's annual proxy statement;

4. a director serves or served as a director of a subsidiary, which is a privately held, wholly-owned, direct or indirect subsidiary of the Company;

5. a director or an immediate family member of a director has entered into a transaction(s) with the Company or any affiliate of the Company in which the transaction(s) involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services, provided the terms of such transaction(s) are not preferential to the terms for similar transactions by the Company or affiliate of the Company in the ordinary course; or

6. a director or an immediate family member of a director maintains a trading, investment management, custody or other account with an affiliate of the Company, provided the terms of such account are generally the same as or similar to accounts offered by the affiliate of the Company in the ordinary course.

C. For all relationships not specifically and clearly addressed by the guidelines above, the determination of whether or not a director has a material relationship, and therefore whether or not the director qualifies as independent or not, shall be made by the Board based on the totality of circumstances.

Policy Regarding Multiple Board Memberships. The Board has adopted, upon the recommendation of the Corporate Governance Committee, a policy regarding memberships on boards of directors or equivalent governance bodies of unaffiliated publicly traded companies or other entities. If a member of the Board also serves as the principal executive officer, such as the chief executive officer or president, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on three or more boards of directors or equivalent governance bodies of unaffiliated publicly traded companies, excluding the Company's Board. If a member of the Board does not serve as a principal executive officer, such as a chief executive officer or president, of a publicly traded company, it is the policy of the Board that such Board member shall not accept membership on a board of directors or equivalent governance body of another publicly traded company, without first informing and obtaining the consent of the Company's Corporate Governance Committee, if such new membership would result in the member serving contemporaneously on four or more boards of directors or equivalent governance bodies of publicly traded companies, excluding the Company's Board.

Prohibition Against Hedging Transactions. Pursuant to the Company's Code of Ethics and Business Conduct, which is applicable to all employees, temporary employees, directors and officers of the Company and its subsidiaries and affiliates, short sales of securities, including "short sales against the box" (i.e., a short sale by the holder of a long position in the same stock) of securities issued by the Company, and securities issued by any closed-end fund sponsored or advised by the Company, are prohibited. This prohibition also applies to effecting economically equivalent transactions, including, but not limited to, purchasing and selling call or put options and swap transactions or other derivatives that would result in a net short exposure to the Company or any closed-end fund sponsored or advised by the Company.

Prohibition Against Pledging. Pursuant to the Company's Code of Ethics and Business Conduct, unless otherwise previously approved by the Compensation Committee, directors and executive officers are prohibited from directly or indirectly pledging, hypothecating or otherwise encumbering securities issued by the Company as collateral for indebtedness. This prohibition includes, but is not limited to, holding such securities in a margin account that could cause securities issued by the Company to be subject to a margin call or serve as collateral for a margin loan. Securities issued by the Company that were not received as compensation

are not subject to the prohibition as long as the holder of such securities remains in compliance with applicable Stock Ownership Guidelines. If any person has subject securities issued by the Company pledged as collateral or held in a margin account when such person becomes a director or executive officer of the Company, the pledge must be released within one year from the date the person became a director or executive officer.

Stock Ownership Guidelines. As a significant ownership interest by directors in the Company tends to align the interests of members of the Board with the interests of the Company's stockholders, all directors on the Board are expected to own shares of common stock of the Company with a value of at least 5x the value of their annual cash retainer within five years of their appointment to the Board. Similarly, as a significant ownership interest by certain senior officers in the Company tends to align the interests of members of management of the Company with the Company's stockholders and to strengthen the link between long-term Company performance and executive compensation, senior officers of the Company are expected to own shares of common stock of the Company with a value equal to a specific multiple of such senior officer's base salary, as indicated in the table below, by five years from when he or she first assumed the particular senior officer position for which stock ownership is expected:

Senior Officer Level	Market Value of Shares Owned as a Multiple of Base Salary
Executive Chairman	5X
Vice Chairman	5X
Chief Executive Officer	5X
President	4X
Executive Vice President	4X
Senior Vice President	3X
Chief Accounting Officer	3X

Both direct and certain indirect forms of ownership are recognized in achieving these guidelines, including shares owned outright, restricted stock, restricted stock units, 401(k) funds invested in shares of the Company's common stock, and funds deemed invested in shares of the Company's common stock under the 2006 Directors Deferred Compensation Plan. Shares of the Company's common stock held by immediate family members (which

includes a director's or senior officer's spouse, children and parents) or entities controlled by a director or senior officer may be considered holdings of the director or senior officer for purposes of the guidelines only and not as an admission of beneficial ownership for any other purpose. As of December 31, 2020, all directors and officers were in compliance with these guidelines.

INFORMATION ABOUT THE BOARD AND ITS COMMITTEES

Board Meetings and Annual Meeting of Stockholders

During fiscal year 2020, the Board held eight meetings (not including committee meetings). For fiscal year 2020, the directors attended at least 97% of the aggregate of the total number of meetings held by the Board and the total number of meetings held by all committees of the Board on which a director served during the period that he or she served.

To promote open discussion among the independent directors, the independent directors meet in executive session at least two times per year and generally meet in executive session after regularly scheduled Board meetings. Laura Stein, the independent Lead Director, presides at the executive sessions of the independent directors. The Board encourages directors to attend the annual meeting of stockholders. All directors then standing for election attended last year's annual meeting.

Committee Membership and Meetings

The current standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Special Awards Committee. The table below provides current membership and meeting information.

	Audit	Compensation	Corporate Governance	Special Awards
Peter K. Barker	—	M	—	—
Mariann Byerwalter	C	—	—	—
Jennifer M. Johnson*				M
Anthony J. Noto**	M	—	M	—
Mark C. Pigott	—	C	M	—
Laura Stein	M	M	—	—
Seth H. Waugh	—	M	—	—
Geoffrey Y. Yang	M	—	C	—
Fiscal year 2020 Meetings	7	8	6	—

M—Member
C—Chair
* Ms. Johnson joined the Board on February 11, 2020 and is the sole member of the Special Awards Committee. This committee takes actions by written consent in lieu of meetings.
** Mr. Noto joined the Board on February 11, 2020.

Below is a description of each standing committee of the Board. The Board has affirmatively determined that each of these standing committees (other than the Special Awards Committee) consists entirely of independent directors pursuant to rules established by the NYSE, rules promulgated under the Securities Exchange Act of 1934, and the Director Independence Standards established by the Board.

See "Director Independence Standards" above. The Board has also determined that each member of the Audit Committee and the Compensation Committee is independent under the criteria established by the NYSE and the SEC for audit committee and compensation committee members, as applicable.

The Audit Committee

Established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, the Audit Committee currently consists of Mses. Byerwalter (Chair) and Stein and Messrs. Noto and Yang.

The primary purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee: (1) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements; (2) the Company's compliance with legal and regulatory requirements; (3) the independent auditors' qualifications and independence; and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee also prepares the report the Audit Committee is required to include in the Company's annual proxy statement. In addition, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent auditors, including approval of all services and fees of the independent auditors. The Audit Committee meets with the Company's

independent auditors and reviews the scope of their audit, the related reports and any recommendations they may make. The Audit Committee also reviews the annual audited financial statements for the Company. In addition, the Audit Committee assists the Board in reviewing policies with respect to the Company's enterprise risk assessment and risk management, including related to cybersecurity (as described more fully below under "Risk Management and the Board's Role in Risk Oversight").

The Audit Committee operates under a written charter adopted by the Board. The Audit Committee reviews and reassesses the adequacy of its charter annually and recommends any proposed changes to the Board for approval. The Audit Committee Charter is posted in the corporate governance section of the Company's website. The Board has determined that each Audit Committee member is financially literate under the NYSE listing standards and is an audit committee financial expert within the meaning of the rules of the SEC.

The Compensation Committee

The Compensation Committee currently consists of Ms. Stein and Messrs. Barker, Pigott (Chair) and Waugh. The Compensation Committee oversees the establishment of goals and objectives related to CEO compensation, determines the compensation level of the CEO, assists the Board in fulfilling its responsibility relating to the compensation (and related benefits) of the executive officers of the Company, discharges the responsibilities of the Board relating to compensation of the Company's executive officers and prepares the Compensation Committee Report regarding executive compensation matters for the Company's proxy statement. The Compensation Committee also reviews and discusses with management proposed Compensation Discussion and Analysis disclosure and determines whether to recommend it to the Board for inclusion in the Company's proxy statement. In addition, the Compensation Committee reviews and approves compensation arrangements between the Company and members of its Board of Directors. The Compensation Committee may delegate any of its responsibilities to subcommittees as it deems appropriate.

The Compensation Committee generally adheres to the following processes and procedures in connection with the consideration and determination of the compensation of the Company's executive officers and directors.

Determination of Executive Compensation. The Compensation Committee meets periodically throughout the year to (i) review and approve corporate goals and objectives relevant to the compensation of the executive officers, (ii) evaluate the performance of the executive officers in light of those goals and objectives, and (iii) determine and approve the compensation of the executive officers. For a detailed description regarding the Compensation Committee's role in setting executive compensation, including the role of executive officers in the process, see "Compensation Discussion and Analysis" below.

Determination of Non-executive Director Compensation. The Compensation Committee meets at least annually to review and make recommendations to the Board on the compensation (including equity-based compensation) of the Company's non-executive directors. In reviewing and making recommendations on non-executive director compensation, the Compensation Committee considers, among other things, the following policies and principles:

- that the compensation should fairly pay the directors for the work, time commitment and efforts required by directors of an organization of the Company's size and scope of business activities, including service on Board committees;

- that a component of the compensation should be designed to align the directors' interests with the long-term interests of the Company's stockholders; and
- that directors' independence may be compromised or impaired for Board or committee purposes if director compensation exceeds customary levels.

As a part of its review, the Compensation Committee receives a report of its independent consultant on comparable non-executive director compensation practices and levels. No executive officer of the Company is involved in determining or recommending non-executive director compensation levels. For a description regarding the role and scope of assignment of the Compensation Committee's compensation consultant see "Compensation Discussion and Analysis" below. See the section of this Proxy Statement titled "Director Fees" below, for a discussion of compensation paid to the Company's directors during fiscal year 2020. Directors who are executives of the Company do not receive compensation for their Board service.

Incentive Plan Matters. The Compensation Committee also administers, among other plans and awards, the Company's Amended and Restated Annual Incentive Compensation Plan, the 2002 Universal Stock Incentive Plan, the Amended and Restated 1998 Employee Stock Investment Plan and the Amended and Restated 2017 Equity Incentive Plan.

The Compensation Committee Charter reflects these various responsibilities, and the Compensation Committee and the Board of Directors annually review the charter and revise it as necessary or appropriate. The Compensation Committee Charter is posted in the corporate governance section of the Company's website.

The Special Awards Committee

The sole member of the Special Awards Committee is Ms. Johnson. The Special Awards Committee has separate but concurrent authority with the Compensation Committee to make certain limited equity and cash awards to employees of the Corporation and its subsidiaries who are not executive officers subject to Section 16 of the Securities Exchange Act of 1934.

The Corporate Governance Committee

The Corporate Governance Committee currently consists of Messrs. Noto, Pigott and Yang (Chair).

The Corporate Governance Committee has the responsibilities set forth in its charter and provides counsel to the Board of Directors with respect to the organization, function and composition of the Board and its committees and oversees the evaluation of the Board, its committees and individual directors. The Corporate Governance Committee is also responsible for developing and recommending to the Board corporate governance policies and procedures applicable to the Company, and reviewing the anti-money laundering policies, procedures and operations of the Company on a periodic basis. The Corporate Governance Committee oversees the Company's political activities and related policies, and reviews and approves our statement on "Our Political Involvement," which is posted in the corporate governance section of the Company's website. This statement describes the Company's policies on corporate political activity, independent employee political participation, advocacy and lobbying activity, and compliance and oversight of these activities. The Corporate Governance Committee also is tasked with identifying and recommending to the Board's

independent directors potential Lead Director candidates from among the independent directors. The Corporate Governance Committee Charter is posted in the corporate governance section of the Company's website.

The Corporate Governance Committee is responsible for identifying and recommending to the Board potential director candidates for nomination and election to the Board at the annual meeting of stockholders. It uses a variety of means as it determines are necessary or appropriate, including recommendations of stockholders, to do so. The Corporate Governance Committee has adopted a policy regarding nominations and qualifications of directors, which has been approved by the Board. Under such policy, the Corporate Governance Committee may solicit recommendations from current and former directors, management or others who may be familiar with qualified candidates and may consider current directors for re-nomination. The Corporate Governance Committee may, in its sole discretion, retain and terminate any search firm (and approve such search firm's fees and other retention terms) to assist in the identification of candidates.

The Corporate Governance Committee believes there are certain minimum skills and qualifications that each director nominee must possess or satisfy, including:

- high personal and professional integrity and ethical character;
- significant achievement in business, finance, government, education, law, technology or other fields important to the operation of the Company;
- the ability to exercise sound business judgment on a broad range of issues;
- sufficiently broad experience and professional and educational background to have a general appreciation of the major issues facing public companies of a size and scope similar to the Company;
- the willingness and ability to devote the necessary time to Board duties, including preparing for and attending meetings of the Board and its committees; and
- being prepared to represent the best interests of the Company and its stockholders and committed to enhancing stockholder value.

The Corporate Governance Committee also believes there are other skills and qualifications that at least one or more directors must possess or satisfy, including:

- experience and knowledge of the industry sector in which the Company operates its business;
- a majority of the directors being "independent" directors in accordance with the corporate governance listing standards of the NYSE;
- at least three directors meeting the additional independence requirements for members of the Audit Committee of the Board in accordance with the applicable rules of the NYSE and the SEC;
- at least three directors who are eligible to serve on the Audit Committee of the Board being "financially literate" or capable of becoming "financially literate" within a reasonable period of time;
- at least one director who is eligible to serve on the Audit Committee of the Board being an "audit committee financial expert" in accordance with applicable rules of the SEC;
- at least three directors meeting the additional independence requirements for members of the Compensation Committee of the Board in accordance with the applicable rules of the NYSE and the SEC; and
- other standards the Board may adopt from time to time.

In considering candidates for director nominees, the Corporate Governance Committee generally assembles information regarding a candidate's background and qualifications, evaluates a candidate's mix of skills and qualifications and determines the contribution the candidate could be expected to make to the overall functioning of the Board, giving due consideration to the overall Board balance of diversity of perspectives, backgrounds and experiences. The Corporate Governance Committee reviews annually with the Board the composition of the Board as a whole, including whether the Board reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities.

With respect to current directors, the Corporate Governance Committee considers past attendance at meetings and assesses participation in and contributions to the activities of the Board. The Corporate Governance Committee, in its discretion, may designate one or more of its members to interview any candidate. In addition, the Corporate Governance Committee may seek input from the Company's management or the Board, who may interview any candidate. The Corporate Governance Committee recommends director nominees to the Board based on its assessment of overall suitability to serve on the Board in accordance with the Company's policy regarding nominations and qualifications of directors.

The Corporate Governance Committee will consider candidates recommended for nomination to the Board by stockholders of the Company. Stockholders may make such a recommendation by submitting a completed Director Nomination Form, which is posted in the corporate governance section of the Company's website, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. Completed Director Nomination Forms shall be sent to: Corporate Governance Committee, Franklin Resources, Inc., c/o Corporate Secretary, One Franklin Parkway, San Mateo, CA 94403-1906. This year our Proxy Statement is dated December 28, 2020; for a recommendation to be properly made for the 2022 annual meeting, we must receive the notice of recommendation between July 31, 2021 and August 30, 2021.

The manner in which the Corporate Governance Committee evaluates candidates recommended by stockholders is generally the same as any other candidate. However, the Corporate Governance Committee will also seek and consider information concerning any relationship between a stockholder recommending a candidate and the candidate to determine if the candidate can represent the interests of all of the stockholders. The Corporate Governance Committee will not evaluate a candidate recommended by a stockholder unless the Director Nomination Form provides that the potential candidate has indicated a willingness to serve as a

director, to comply with the expectations and requirements for Board service as publicly disclosed by the Company and to provide all of the information necessary to conduct an evaluation.

Board Leadership Structure

Mr. Gregory E. Johnson has served as Chairman of the Board since June 2013 and Executive Chairman of the Company since February 2020. The Board believes that this structure is appropriate because having a senior executive for both the Company and the Board provides clear leadership for the strategic vision, management and operations of our Company. Our CEO serves as a director, but does not have a chair or lead director role on the Board. The Board believes that its leadership structure strengthens the Board's ability to focus on key risk, business and strategic issues and helps the Company operate in the long-term interests of stockholders. Ms. Laura Stein, an independent director, was selected by the independent directors as Lead Director. The duties of the Lead Director are set forth in the Lead Director Charter available on the Company's website and include:

- presiding at the executive sessions of the independent directors and of the non-employee directors of the Board;
- presiding at meetings of the Board in the absence of the Chairman and Vice Chairman of the Board or upon the request of the Chairman;
- calling meetings of the independent directors and non-employee directors of the Board, as appropriate;
- serving as a liaison to facilitate communications between other members of the Board and the Chairman, the Vice Chairman, the CEO and the President, without inhibiting direct communications between and among such persons;
- advising and consulting with the Chairman on, and approving, Board and committee meeting schedules,

including the need for special meetings as appropriate, and Board and committee meeting agenda items, to help ensure that appropriate items are brought forward for Board and committee consideration and appropriate time is apportioned for discussion;

- advising and consulting with the Chairman on the general scope and type of information to be provided in advance and/or to be presented at Board meetings;
- in coordination with the Chairman, serving as a liaison to stockholders who request direct communications and consultation with the Board or otherwise delegating such task to an appropriate member of the Board based on the circumstances;
- consulting with outside counsel and other advisors as he or she deems appropriate in fulfilling the Lead Director role;
- collaborating with the Compensation Committee on the annual performance evaluation of the CEO; and
- collaborating with the Corporate Governance Committee on matters related to Board effectiveness and independence including the performance and structure of the Board and its committees, and the performance of individual directors.

The Corporate Governance Committee reviews the Board's leadership structure annually with the Board. The Board does not have a fixed policy regarding the separation of the offices of the Chairman and CEO. For the reasons stated above, the Board continues to believe that its leadership structure is appropriate.

Board and Committee Evaluation Process

The Board believes that conducting an annual evaluation process is a critical component of good corporate governance and improves the performance of the Board as a whole, its committees, and individual directors. The independent Chair of the Corporate Governance Committee leads the annual performance evaluation of the Board, each committee, and the individual directors. The independent Chairs of each of the committees lead the reviews of their respective committees and the Chairs of the Audit and Compensation Committees report their findings to the Corporate Governance Committee Chair. Guidelines for director self-evaluation, committee evaluation and evaluation of the Board are

given to each independent director to provide structure in soliciting their feedback. Candid, one-on-one discussions are held between each independent director and each of their respective committee Chairs and the Chair of the Corporate Governance Committee, using the Guidelines provided in advance as the basis for discussion. The results of the evaluation are discussed in a closed session of the independent directors led by the Lead Director and the independent committee Chairs. A summary of the evaluation results and recommendations for improvement is then reported to the full Board and Company policies and practices are updated as appropriate.

Risk Management and the Board's Role in Risk Oversight

Our Company recognizes the importance of effective risk management to the success of our business and our stockholders and has long-standing and highly developed structures in place to manage risk. The Board of Directors has principal responsibility for oversight of the Company's risk management processes. The Board regularly receives information on risks facing the Company from, and provides oversight to, a variety of management groups, including the enterprise risk management, global compliance, internal audit, finance risk and control, anti-money laundering, cybersecurity, human resources and compensation risk review groups, among others. These groups provide reports either directly to the full Board, or to the Audit Committee, Compensation Committee, or Corporate Governance Committee. Each of these Board committees is comprised solely of independent directors and reports to the full Board at each Board meeting. Regional and separate key risk committees of our management, as well as business and operational risk functions, report to the enterprise-wide management groups which in turn report to the full Board or a committee of the Board. Our internal audit and global compliance groups conduct monitoring and testing of Company-wide policies and procedures and report quarterly to the Audit Committee and Board of Directors, respectively.

The full Board oversees the Company's business continuity planning, reviewing and approving management's plans with respect to, among other things, key management succession, disaster planning, crisis management, and prioritization of recovery efforts. The Board also reviews and approves the Company's Corporate Liquidity Policy, which addresses how the Company would respond to possible liquidity crises created by temporary market disruptions and/or longer-term financial distress.

The Audit Committee receives risk management, cybersecurity and other key risk topic reports at least quarterly from Franklin Templeton's Chief Risk and Transformation Officer or other senior leaders within the Company. The Audit Committee also receives internal audit reports at least quarterly from the Company's internal auditor. The Compensation Committee and a management compensation risk review committee review and discuss the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The Corporate Governance Committee receives anti-money laundering compliance program reports from the designated compliance officer throughout the year. Each of the Audit, Compensation, and Corporate Governance Committees report on risk, along with other committee matters, at meetings of the full Board. In addition, the full Board receives reports of certain risks annually, including with respect to cyber and information security and anti-money laundering and the Company's related risk-management programs.

At their meetings, the Board, Audit Committee, Compensation Committee, and Corporate Governance Committee review and discuss identified risks with the relevant members of senior management and members of the various groups with responsibility for risk identification and management. These regular communications provide the Board with a practical and in-depth understanding of the risks facing the Company and enable the Board to provide direction to management with respect to its approach to identifying, monitoring and addressing material risks.

Our Board's role in risk oversight is well-supported by having as directors an experienced Chairman and CEO, both of whom have extensive knowledge of and experience with the risks that the Company faces. In addition, the Audit, Compensation and Corporate Governance Committees of the Board are composed entirely of independent directors, as described above in "Committee Membership and Meetings," which the Board believes also enhances risk oversight.

DIRECTOR FEES

Standard Compensation Arrangements

The compensation arrangements for non-employee directors consist of the board and meeting fees, and annual equity award, below.

Lead Director Retainer. The director designated by the independent directors of the Board as the lead independent director of the Board is entitled to receive an annual lead director cash retainer fee of $25,000 (one-fourth of which is paid quarterly).

Board Member Retainer and Special Meeting Fee. Non-employee directors are entitled to receive an annual Board cash retainer fee of $100,000 (one-fourth of which is paid quarterly), plus $5,000 for each Board meeting attended by such director in excess of the five regularly scheduled Franklin Board meetings per fiscal year.

Board Member Annual Equity Award. Non-employee directors are also entitled to receive an annual equity award for approval on the date of each annual organizational meeting of the Board, valued at $160,000 (rounded up to the nearest whole share).

Committee Chairperson Retainers. The Chairperson of the Audit Committee is entitled to receive an annual cash retainer fee of $25,000 (one-fourth of which is paid quarterly), and the Chairpersons of the Compensation Committee and the Corporate Governance Committee each is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly).

Committee Member Retainers. Each member of the Audit Committee (including the Chairperson) is entitled to receive an annual cash retainer fee of $15,000 (one-fourth of which is paid quarterly), and each member of the Compensation Committee and the Corporate Governance Committee (including each committee's Chairperson) is entitled to receive an annual cash retainer fee of $12,000 (one-fourth of which is paid quarterly).

Special Committee Meeting Fees. Additionally, a $1,500 special committee meeting cash fee is payable to (i) each member of the Audit Committee for each Audit Committee meeting attended by such member in excess of 10 Audit Committee meetings per fiscal year, (ii) each member of the Compensation Committee for each Compensation Committee meeting attended by such member in excess of eight Compensation Committee meetings per fiscal year, and (iii) each member of the Corporate Governance Committee for each Corporate Governance Committee meeting attended by such member in excess of eight Corporate Governance Committee meetings per fiscal year.

Other Board Compensation. In addition, the Company reimburses directors for certain expenses incurred in connection with attending Board and committee meetings as well as other related events, including travel, hotel accommodations, meals and other incidental expenses for the director and his or her spouse accompanying the director in connection with such events.

Deferred Director Fees

The Company and its subsidiaries allow non-employee directors to defer payment of their directors' fees and stock awards in a manner that is intended to comply with the provisions of Section 409A of the Code, and to treat the deferred amounts as hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds, as selected by the director. Directors are then credited with the same earnings, gains or losses that they would have incurred if the deferred amounts had been invested in the specific investments, in the specific amounts and for the specific periods as directed by each particular director.

Additionally, directors who defer their directors' fees and stock awards are credited with notional dividends and other distributions at the same time, in the same form, and in equivalent amounts as dividends and other distributions that are payable from time to time with respect to investments selected by each particular director. On the payout dates elected by a director, the hypothetical investments are valued and the Company or its subsidiary, as applicable, must pay the director or his or her beneficiary a cash amount equal to the value of the hypothetical investments. Payouts may be made in a lump sum or in periodic installments.

The following table provides information on the total compensation earned by the Company's directors in fiscal year 2020:

FISCAL YEAR 2020 DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Total ($)[4]
Peter K. Barker	—	304,500	304,500
Mariann Byerwalter	138,500	160,000	298,500
Charles E. Johnson*	57,500	—	57,500
Anthony J. Noto*	68,500	160,000	228,500
Mark C. Pigott	—	304,000	304,000
Chutta Ratnathicam*	76,000	—	76,000
Laura Stein	169,000	149,000	318,000
Seth H. Waugh	119,500	160,000	279,500
Geoffrey Y. Yang	—	304,000	304,000

*   Mr. C. E. Johnson was a member of the Board until February 11, 2020. Mr. Noto joined the Board on February 11, 2020. Mr. Ratnathicam was a member of the Board and Chair of the Audit Committee until February 11, 2020.

[1]   Fees include quarterly retainer fees, excess meeting attendance fees and fees for service as a committee chair. Fees are awarded in cash, the payment of which may be deferred pursuant to the 2006 Directors Deferred Compensation Plan (the "Director Deferred Plan") described above under "Deferred Director Fees." Pursuant to the Director Deferred Plan, directors may elect to defer payment of their directors' fees and stock awards into hypothetical investments in common stock of the Company and/or in Company-sponsored mutual funds. If a director receives fees in cash or elects to defer fees (including the annual stock grant) into hypothetical units of Company-sponsored mutual funds, such amounts are included in this column. Any such director fees deferred into hypothetical shares of the Company's common stock are included in the "Stock Awards" column. See notes 2 and 3 below.

[2]   Stock Awards amounts represent the aggregate grant date fair value, determined in accordance with the requirements of Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"), associated with (i) an annual stock grant made on February 11, 2020, provided such stock grant is not deferred into hypothetical units of Company-sponsored mutual funds (see note 1 above), and (ii) director fees earned in fiscal year 2020 but whose payment is deferred into hypothetical shares of the Company's common stock and eventually payable in cash. See "Deferred Director Fees" above. The valuation assumptions (i) for the annual stock grant are the closing price for the common stock on the NYSE on the grant date (February 11, 2020) and (ii) for the deferred hypothetical shares of Company common stock are changes in the closing price of the common stock on the NYSE during fiscal year 2020, and the reinvestment of dividends declared by the Company. Because of the required accounting treatment under ASC 718, the Stock Award amounts for fees earned in fiscal year 2020 and deferred into hypothetical shares of common stock may vary (up or down) to reflect market prices of the common stock.

[3]   The following represents the grant date fair value determined in accordance with ASC 718 for all Stock Awards granted in fiscal year 2020. See "Note 17—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2020 filed with the SEC on November 23, 2020 for further details.

Name	Actual Common Stock ($)	Deferred Hypothetical Shares ($)
Peter K. Barker	160,000	144,500
Mariann Byerwalter	160,000	—
Charles E. Johnson	—	—
Anthony J. Noto	160,000	—
Mark C. Pigott	—	304,000
Chutta Ratnathicam	—	—
Laura Stein	—	149,000
Seth H. Waugh	—	160,000
Geoffrey Y. Yang	160,000	144,000

[4]   Mr. G. Johnson is the Executive Chairman of the Company and Chairman of the Board and does not receive compensation for his service as a director. Ms. Johnson is the President and CEO of the Company and does not receive compensation for her service as a director. See the "Summary Compensation Table for Fiscal Year 2020" below. Mr. R. H. Johnson, Jr. is the Vice Chairman of the Company and does not receive compensation for his service as a director. See "Certain Relationships and Related Transactions" below for information regarding his fiscal year 2020 compensation.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table contains information regarding the beneficial ownership of our common stock as of October 31, 2020 by the stockholders that our management knows to beneficially own more than five percent of our outstanding common stock as of such date. The percentage of ownership is calculated based on 504,591,594 outstanding shares of common stock on October 31, 2020.

Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name and Address of Beneficial Owner[1]	Shares Beneficially Owned[2]	Percent of Class
Charles B. Johnson[3]	99,918,684	19.8%
Rupert H. Johnson, Jr.[4]	104,197,775	20.7%
The Vanguard Group[5]	36,129,484	7.2%

[1] The addresses of Messrs. C. B. Johnson and R. H. Johnson, Jr. are: c/o Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906.

[2] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC.

[3] Includes 89,386,261 shares held in a trust for which Mr. C.B. Johnson is trustee. Also includes 20,703 shares held in the 401(k) Plan, 4,059,651 shares held in an individual retirement account (an "IRA"), and 2,167,800 shares by spouse or trust held by spouse. Also includes an aggregate of 4,284,269 shares held by three private charitable foundations for which he is a trustee with shared voting and investment power (disclaims beneficial ownership of such shares).

[4] Includes 102,453,045 shares held in a trust for which Mr. R. H. Johnson, Jr. is trustee. Also includes 24,246 shares held in the 401(k) Plan, 563,735 shares held in an IRA, and 10,116 shares held by his spouse (disclaims beneficial ownership of such shares). Also includes 1,146,633 shares held by a private charitable foundation for which he is a trustee (disclaims beneficial ownership of such shares).

[5] Based solely on a Schedule 13G/A of The Vanguard Group, Inc. filed with the SEC on February 12, 2020 reporting shares of Company common stock owned as of December 31, 2019. Includes (i) sole power to vote or direct to vote 417,575 shares, (ii) shared power to vote or direct to vote 110,513 shares, (iii) sole power to dispose of or direct the disposition of 35,618,105 shares, and (iv) shared power to dispose of or direct the disposition of 511,379 shares. Principal business office address listed as 100 Vanguard Blvd., Malvern, PA 19355 in such filing.

STOCK OWNERSHIP AND STOCK-BASED HOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding the beneficial ownership of our common stock as of October 31, 2020 by:

- each director and director nominee;
- each executive officer named in the "Summary Compensation Table for Fiscal Year 2020" below; and
- all current directors, director nominees and executive officers of the Company as a group (including named executive officers).

The percentage of ownership is calculated based on 504,591,594 outstanding shares of common stock on October 31, 2020. Except as otherwise noted, each beneficial owner in the following table had sole voting and investment power with respect to such shares.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Total Company Stock-Based Holdings[2]	Percent of Shares Beneficially Owned[3]
Directors and Director Nominees:			
Peter K. Barker	35,765	67,813	*
Mariann Byerwalter[4]	9,188	22,929	*
Alexander S. Friedman[5]	—	—	*
Gregory E. Johnson[6]	6,116,734	—	1.2%
Jennifer M. Johnson[7]	5,560,623	—	1.1%
Rupert H. Johnson, Jr.[8]	104,197,775	—	20.7%
John Y. Kim[9]	—	—	*
Anthony J. Noto	6,360	—	*
Mark C. Pigott	3,567	74,479	*
Laura Stein	9,141	55,155	*
John W. Thiel[10]	—	—	*
Seth H. Waugh	2,414	27,943	*
Geoffrey Y. Yang	33,272	68,293	*
Named Executive Officers:			
Gregory E. Johnson (see above)			
Jennifer M. Johnson (see above)			
Matthew Nicholls[11]	73,980	—	*
Craig S. Tyle[12]	94,406	—	*
Jed A. Plafker[13]	121,631	—	*
All directors, nominees and executive officers as a group (19 persons)[14]	116,662,871	—	23.1%

*   Represents less than 1% of the outstanding common stock.
[1] The number of shares of Company common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person may acquire within 60 days. Each share of Company unvested restricted stock confers voting but not dispositive power; restricted stock units do not confer voting or dispositive power. The number of shares beneficially owned by each person includes any outstanding time-based and performance-based unvested restricted stock awards and any outstanding time-based unvested restricted stock unit awards. The Company has no outstanding stock options.

(2) For non-employee directors, this column combines beneficial ownership of shares of our common stock with deferred director fees held by certain non-employee directors in an account economically equivalent to our common stock (but payable in cash), as of October 31, 2020. See "Director Fees—Deferred Director Fees" for a description of deferred director fees. This column indicates the alignment of the named persons with the interests of the Company's stockholders because the value of their total holdings will increase or decrease correspondingly with the price of the Company's common stock. The amounts described in this footnote are not included in the calculation of the percentages contained in the Percent of Shares Beneficially Owned column of this table.

(3) The percent ownership for each stockholder on October 31, 2020 is calculated by dividing (i) the total number of shares beneficially owned by the stockholder by (ii) the total number of shares outstanding on October 31, 2020 plus any shares acquirable by that person currently or within 60 days after such date.

(4) Shares held by a revocable family trust for which Reporting Person is sole trustee with voting and investment power.

(5) Mr. Friedman is a new director nominee.

(6) Mr. G. Johnson is also a named executive officer of the Company. Includes 6,130 shares held in the 401(k) Plan, and 99,766 shares of unvested restricted stock. Also includes an aggregate of 2,961,000 shares held pursuant to two limited partnerships, 8,100 shares held in a business trust for Mr. G. Johnson, 79,368 shares held by his children or in his children's trusts for which Mr. G. Johnson is trustee with voting and investment power (disclaims beneficial ownership of such shares), and 20,739 shares held by his spouse (disclaims beneficial ownership of such shares). Also includes an aggregate of 759,840 shares held by a private charitable foundation for which he is a trustee with voting and investment power (disclaims beneficial ownership of such shares).

(7) Ms. Johnson is also a named executive officer of the Company. Includes 2,109 shares held in the 401(k) Plan, and 85,916 shares of unvested restricted stock. Also includes an aggregate of 2,808,000 shares held pursuant to two limited partnerships, 15,000 shares held in a business trust for Ms. Johnson, and 186,314 shares held by her children or in her children's trusts for which Ms. Johnson is trustee with voting and investment power (disclaims beneficial ownership of such shares). Also includes an aggregate of 759,840 shares held by a private charitable foundation for which she is a trustee with voting and investment power (disclaims beneficial ownership of such shares).

(8) See footnote (4) under "Stock Ownership of Certain Beneficial Owners" above.

(9) Mr. Kim is a new director nominee.

(10) Mr. Thiel is a new director nominee.

(11) Includes 56,709 shares of unvested restricted stock.

(12) Includes 17,448 shares of unvested restricted stock.

(13) Includes 558 shares held in the 401(k) Plan and 40,921 shares of unvested restricted stock and 5,988 unvested restricted stock units.

(14) Includes an aggregate of 33,043 shares held in the 401(k) Plan, 579,076 shares of unvested restricted stock and 41,624 unvested restricted stock units.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This Compensation Discussion and Analysis ("CD&A") provides an overview and analysis of the Compensation Committee's philosophy and objectives in designing compensation programs for the Company's executive officers. In this CD&A, we address the compensation determinations and the rationale for those determinations relating to the Company's Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), and our other most highly compensated executive officers, whom we refer to collectively as the "named executive officers" or "NEOs." For the fiscal year ended September 30, 2020, our NEOs were:

Name	Position
Jennifer M. Johnson[1]	President and Chief Executive Officer; Former Chief Operating Officer
Gregory E. Johnson[2]	Executive Chairman and Chairman of the Board; Former Chief Executive Officer
Matthew Nicholls	Executive Vice President and Chief Financial Officer
Craig S. Tyle	Executive Vice President and General Counsel
Jed A. Plafker	Executive Vice President

[1] Effective February 11, 2020, Ms. Johnson became President and CEO of the Company.
[2] Effective February 11, 2020, Mr. G. Johnson became Executive Chairman of the Company and continues to serve as Chairman of the Board.

The Compensation Committee believes that executive compensation should be aligned with and support our performance and business objectives. The Compensation Committee aims to focus the NEOs on our long-term performance by using awards that generally vest over three years as the Compensation Committee believes such awards are the most effective tool for aligning the executives' interests with long-term stockholder interests. The portion of our NEOs' annual compensation linked to short-term performance (with investment performance weighted 50%, financial results weighted 30% and strategic initiatives weighted 20% for Ms. Johnson and Mr. G. Johnson) is intended to motivate and reward executives to achieve certain objectives and to allow us to attract and retain talented executives.

FISCAL YEAR 2020 BUSINESS HIGHLIGHTS

While fiscal 2020 presented many challenges to the economy, our industry, and our business, it was also marked by exciting opportunities for the firm. Overall, we focused our efforts and investments in key areas that directly support the firm's multi-year strategic plan to drive organic growth, execute on M&A opportunities, and position Franklin Templeton to capitalize on industry change. The most significant initiative was the acquisition of Legg Mason and its specialist investment managers. We successfully closed the transaction on July 31, 2020, two months earlier than initially expected, creating the sixth largest independent asset manager globally with over $1.46 trillion in assets under management at November 30, 2020, across a broad range of specialized investment teams. The combination enhances our strategic positioning and long-term growth potential, while also delivering on our goal of creating a more diversified and balanced organization. Declines in key measures, including operating income and operating margin, are partially a result of the unprecedented impact of the global pandemic and one of the sharpest market corrections in history, which negatively impacted revenue and also resulted in accelerated outflows. Relative investment performance was mixed, with solid performance in U.S. equity and certain U.S. taxable and tax-free funds, contrasting with weaker performance in global macro and value strategies.

Acquiring and retaining talent is an ongoing priority, and this year we worked to enhance our investment and distribution teams. We appointed several strategic hires and promoted top talent to important new roles on our investment and distribution teams.

The Compensation Committee evaluated fiscal year 2020 performance consistent with its philosophy that a significant portion of executive compensation should be variable and tied to the Company's performance. More than 90% of CEO pay for fiscal year 2020 was based on performance, subject to forfeiture. In addition, the CEO and other NEOs experienced forfeitures of certain previously granted performance awards, as further described under the heading "Long-term Incentive and Retention Compensation" below.

The chart below compares the results of our key performance measures for the current fiscal year against last fiscal year:

Key Performance Measures (as of and for fiscal years ended September 30)[1]	2020	Percentage Change 2020 vs. 2019	2019
Assets under management ($ billions)	$1,418.9	105%	$692.6
Operating margin	18.8%		25.9%
Adjusted operating margin[2]	38.5%		42.6%
Three-year stockholder return	(17.8%)		(1.55%)
Operating income ($ millions)	$1,048.9	(28%)	$1,466.9
Diluted earnings per share[3]	$1.59	(32%)	$2.35

[1] The Company acquired Legg Mason effective July 31, 2020. Results of operations for fiscal year 2020 include two months of Legg Mason's results, and assets under management at September 30, 2020 includes the impact of the acquisition of Legg Mason.

[2] See discussion of supplemental non-GAAP financial measures, including reconciliations of adjusted operating margin on pages 50–53 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020.

[3] Fiscal year 2019 diluted earnings per share includes an income tax charge of $86.0 million or $0.17 per share due to a revision to the estimated income charge from the enactment of the Tax Cuts and Jobs Act of 2017.

LEADERSHIP TRANSITION AND APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER AND EXECUTIVE CHAIRMAN

In November 2019, the Company announced the appointment of Jennifer M. Johnson as President and CEO, and of former CEO Gregory E. Johnson as Executive Chairman, of the Company. The CEO appointment was approved by the Company's Board of Directors, and both appointments became effective at the Company's 2020 Annual Meeting of Stockholders on February 11, 2020.

As President and CEO, Ms. Johnson is responsible for the operation of all aspects of the business, and she sets long-range strategic objectives and drive corporate priorities. As Executive Chairman, Mr. G. Johnson continues in his role as Chairman of the Company's Board, and plays an active role within the organization, represents the Company with key stakeholders, consults on significant decisions such as merger and acquisition opportunities, and advises on the strategic direction of the firm.

SUMMARY OF OUR COMPENSATION PRACTICES

Our pay practices demonstrate our commitment to responsible compensation and governance practices.

What We Do

✓ Align pay with performance: a significant portion of total compensation for all NEOs is performance-based

✓ Grant long-term awards based on meaningful performance measures

✓ Maintain a clawback policy

✓ Require significant stock ownership

✓ Limit perquisites

✓ Retain an independent consultant to the Compensation Committee

✓ Mitigate excessive risk by regularly reviewing incentive compensation plans and compensation practices

✓ Engage with stockholders to discuss compensation practices

What We Don't Do

✗ Provide excessive severance benefits

✗ Enter into change in control agreements with NEOs

✗ Provide excise tax gross-ups

✗ Reprice underwater stock options

✗ Permit hedging of Company stock

✗ Allow pledging of Company stock received as compensation

✗ Offer executive retirement plans

✗ Pay dividends or dividend equivalents to NEOs on unvested performance shares

STOCKHOLDER ENGAGEMENT

As in past years, we continue to engage with stockholders to provide an opportunity for them to express their views so that we may consider them as we evaluate our governance practices and executive compensation program. We value

our stockholders' interest and feedback, and we are committed to maintaining an active dialogue to ensure that we understand the priorities and concerns of our stockholders with respect to best practices for governance matters and executive compensation. In fiscal year 2020, our conversations with stockholders focused primarily on policies for membership on other boards and compensation program disclosures. For fiscal year 2021, we plan to expand our Board's opportunities to consider stockholder feedback by increasing our outreach to stockholders to include engagement after the filing of our proxy statement for the annual meeting of stockholders, as well as during the third quarter of the fiscal year.

EVALUATION OF "SAY ON PAY"

At our 2020 Annual Meeting, our stockholders had the opportunity to cast a non-binding, advisory vote on the compensation of our NEOs (a "say-on-pay proposal"). Approximately 97% of the votes cast were in favor of

the Company's say-on-pay proposal. The Compensation Committee believes this reflects general stockholder support for our executive compensation program and philosophy and intends to continue its practice of linking executive compensation with Company performance.

At our 2017 Annual Meeting, an advisory vote was taken on the frequency with which we ask our stockholders to provide an advisory vote on our executive compensation program. We proposed that such vote be held every three years, and a majority of the votes cast were in favor of that proposal. The next say-on-pay and say-on-frequency votes are expected to be held in 2023.

Executive Compensation Overview

OBJECTIVES OF THE COMPENSATION PROGRAM

Each element of compensation paid to our NEOs is designed to support one or more of the Company-wide or business unit performance objectives described below.

Company-wide Objectives

In order to link executive compensation to our performance, the Compensation Committee considers a number of financial and non-financial objectives it believes further the growth and welfare of the Company.

The Compensation Committee has placed an emphasis on the following metrics:

- investment management performance
- operating profit margin
- pre-bonus operating income
- operating income growth
- total return to stockholders
- earnings per share

Business Unit Objectives

The Company-wide performance measures are driven by and reflect the combined performance of our numerous individual business units. The Compensation Committee recognizes, however, that such Company-wide measures may not fully reflect the individual performance and contributions made by our separate business units and their respective leaders. The Compensation Committee therefore believes that individual objectives should also be set for the executives that are linked to the growth and development of their respective business units. Such goals are specifically tailored to each business unit and include, but are not limited to, a mix of investment performance, sales, financial, customer service, technology and human resources objectives. The Compensation Committee seeks to reward executives who achieve such objectives as they are designed to improve business unit performance and contribute to the performance of the Company as a whole.

COMPENSATION PHILOSOPHY

The Compensation Committee believes that executive compensation should be linked with our performance and significantly aligned with the interests of our stockholders. In addition, executive compensation is designed to allow us to recruit, retain and motivate employees who play a significant role in our current and future success.

The compensation of the NEOs should be understood within the context of our business. We are a global, full-service investment management organization focused on long-term performance. One of the Compensation Committee's main goals is to focus the executives on our long-term performance. The Compensation Committee believes that long-term awards are an effective tool for aligning the executives' interests with long-term stockholder interests in order to increase overall stockholder value. In addition, the NEOs implement long-term initiatives for the Company that, by definition, take more than one fiscal year to accomplish. To focus our NEOs on long-term performance and foster retention, we grant our NEOs equity awards that are subject to performance-based vesting and, as described in the following paragraph, a portion of any awards earned by our NEOs under our Amended and Restated Annual Incentive Compensation Plan ("AIP") is paid in the form of restricted stock that is subject to a three-year service-based vesting schedule. In setting the performance vesting targets for such long-term awards, the Compensation Committee uses performance criteria that it believes are challenging but also achievable. In recent years, equity awards to our NEOs have been granted in the form of restricted stock and restricted stock units rather than options, in part, because the Compensation Committee believes that in the current market, restricted stock is a better motivational tool than options. The Compensation Committee may, however, in its discretion, award stock options to executives in the future. Long-term performance awards typically vest over a three-year period based on the achievement of predetermined Company financial performance goals and other specified performance objectives. In the event a performance measure is not achieved at or above a specified threshold level, the portion of an award tied to such performance measure is forfeited. In addition, in order to align further the NEOs' interests with our stockholders, each NEO is expected to comply with our stock ownership guidelines.

In the asset management industry, executive pay typically is not determined on the basis of formulas and weighted metrics, because the business is highly dependent on the performance of markets, over which our management team has no control. The dynamics of markets and other external factors that impact our business during the course of the year make initial weightings less relevant to what management should focus on during the year to deliver maximum stockholder value. Further, our business is based on investment performance. That performance must be viewed over a long period of time. Even though we do not use formulas, the Compensation Committee uses a rigorous performance assessment framework to set the overall bonus pool and determine individual bonuses. The Committee uses market data and performance metrics to establish pools for incentive awards, and applies its judgment to make compensation decisions for the named executive officers after conducting an in-depth review of performance, evaluating peer group pay and prior years' actual total direct compensation and assessing qualitative factors relating to strategic priorities, rather than relying solely on formulaic results to calculate annual incentive award payouts. The Committee evaluates the CEO's recommendations for other executive officers' pay, taking into account peer group data and the CEO's views on actual performance against the Company's plan as well as

her views on individual performance. The Committee believes this process is an effective way to assess the quality of the performance and leadership demonstrated by the CEO and other executive officers.

For fiscal year 2020, the Committee eliminated individual maximum bonus allocations, and instead determined that no individual NEO would be eligible to receive a maximum award exceeding 40% of the Key Executive Pool ("KEP") under the AIP. The Committee's process for reviewing and determining individual allocations remains unchanged, other than the allocation of maximum bonus awards which is no longer required after the elimination of the performance-based compensation exception under Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended (the "Code").

At the end of the fiscal year, in determining the actual amount to be awarded under the AIP to each eligible NEO, the Compensation Committee has discretion to adjust the award and may use one or more of the Company-wide objectives and weightings for each NEO as described under "Company-wide Objectives for AIP Awards" below. Amounts earned under the AIP are awarded in cash and restricted stock subject to service-based vesting. The actual objectives for each NEO used for compensation determinations for fiscal year 2020 are set forth under "Individual Performance Measures and Achievements" below.

For fiscal year 2020, the size of the AIP award pool for all plan participants did not exceed 30% of pre-bonus net operating income or "PBOI" (as defined under "Determination of Annual Incentive Awards" below).

Company-wide Objectives for AIP Awards

Investment Performance:	1-, 3-, 5- and 10-year investment management performance; assets under management; and investment management revenue
Financial Results:	Annual revenue; earnings per share growth; earnings per share; net income; operating income; operating revenues; operating profit margin; pre-bonus operating income; and total return to stockholders
Strategic Initiatives:	Optimize global growth prospects; continue building enduring relationships with clients and business partners; strengthen employee engagement and leadership development; and maintain expense management

The Compensation Committee believes that the use of a strict formula-based program for annual awards could have inadvertent consequences such as encouraging the NEOs to focus on the achievement of one specific metric to the detriment of other metrics. In addition, tying compensation to a strict formula would not allow for adjustments based on issues beyond the control of the NEOs. The Compensation Committee recognizes that each NEO other than the CEO (each, a "Senior Executive") may be most able directly to influence the business unit for which he or she is responsible and, as described above, believes it is appropriate to use

negative discretion to adjust annual awards under the AIP to take into account the achievement of objectives that are directly tied to the growth and development of each Senior Executive's business unit. Furthermore, with respect to our overall executive compensation program, the use of discretion provides the Compensation Committee with the flexibility to compensate our NEOs for truly exceptional performance without paying more than is necessary to incent and retain them.

Execution of Our Philosophy

ROLE OF THE COMPENSATION COMMITTEE AND THE DECISION-MAKING PROCESS

Compensation decisions for our NEOs are made by the Compensation Committee with input from its independent compensation consultant, other senior members of management, and our CEO (with respect to other NEOs).

As our highest-ranking officer, the CEO is responsible for overseeing our operations and results, implementing our strategic objectives and providing direction and leadership to the Company. The Compensation Committee therefore believes that the CEO's compensation should normally be higher than the compensation paid to the Senior Executives and that a large percentage of such compensation should be at risk and linked to the achievement of objectives based on our performance with regard to certain significant financial metrics.

While the Compensation Committee believes that our financial performance should be the main driver of CEO pay, it also believes that the CEO's individual performance with regard to relevant non-financial objectives and achievements during the year should be taken into account. Historically, such non-financial objectives have included customer service, technology and human resource objectives, as well as goals regarding our compliance with laws and regulations and the maintenance of excellence in our corporate governance practices, among other things.

In setting the CEO's compensation, every year the Compensation Committee reviews (i) our performance (both financial and non-financial), (ii) compensation reports (which we refer to as "tally sheets") regarding the amounts paid to the CEO in prior years as salary, bonus and other compensation (including a sensitivity analysis regarding the CEO's vested and unvested equity awards), (iii) relevant compensation benchmarks and practices at peer companies, and (iv) relevant non-financial information, such as data regarding achievements in the areas noted above. Based upon these reviews, the Compensation Committee determines the CEO's incentive compensation for the current fiscal year. For fiscal year 2020, the Compensation Committee determined the compensation paid to Mr. G. Johnson and to Ms. Johnson, each of whom held the role of CEO during the fiscal year.

With respect to our Senior Executives, we conduct an annual review process in which goals are developed for each business unit with the CEO and the Senior Executive who leads the business unit. Each unit's goals are specifically tailored because their different business functions are not always easily comparable. The goals and objectives established for each Senior Executive for fiscal year 2020 are set forth in fiscal year 2020 scorecards for each such Senior Executive. See "Individual Performance Measures and Achievements" below for a summary of the key performance objectives established for the NEOs and a summary of their fiscal year 2020 achievements in respect of those objectives. The Compensation Committee then reviews and discusses the evaluations, competitive compensation information, tally sheets and the compensation recommendations for each such Senior Executive that is provided to them by the CEO and our Human Resources Group, as described in "Role of Management" below. Based upon this review, the Compensation Committee assesses the reasonableness of the compensation recommendations and sets each Senior Executive's incentive compensation.

The following illustrates generally the Compensation Committee's pay determination process throughout a fiscal year.



First Quarter

- Discuss established Company-wide priorities and key performance targets
- Go over individual annual bonus award objectives linked to the growth and development of respective business units
- Analyze industry trends in compensation

Second Quarter

- Review individual annual bonus award scorecards with the Compensation Committee, including strategic and line of business initiatives as well as key performance targets
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
  - Assess progress toward corporate priorities and analyze potential impact to executive compensation

Fourth Quarter

- Review of fiscal year performance, including achievement of Company-wide priorities and key performance targets
- Evaluate fiscal year-to-date performance versus peers
- Compensation Committee determination of the percentage of pre-bonus operating income that will go into the award pool, with recommendation developed by HR and reviewed and endorsed by the CEO prior to Compensation Committee review
- Review of executive officer performance, with input from independent compensation consultant and CEO (for other NEOs)
- Finalize proposed award amounts to be approved in November

Third Quarter

- Complete review of prior year peer compensation and financial results provided by McLagan
- Senior members of the Human Resources Group meet with the CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues
- Review quarterly financial performance, focusing on year-over-year results with regard to Company-wide performance measures
- Consider stockholder feedback received during the fiscal year
- Assess progress toward corporate priorities and analyze potential impact to executive compensation

ROLE OF MANAGEMENT

The Compensation Committee works with members of management, including our CEO, to seek input regarding our executive compensation program. Twice a year the CEO evaluates each Senior Executive and his or her respective business unit's progress in achieving its goals. In addition, the CEO works with senior members of our Human Resources Group to recommend the appropriate award amount for each Senior Executive based upon such performance. As part of this process, the Human Resources Group conducts and reviews an analysis of competitive compensation by peer companies (listed below under "Peer Group Companies"), compares previous year-over-year performance and compensation paid to the executive, considers internal pay equity issues and reviews third-party executive compensation surveys related generally to the financial services industry and specifically to the asset management industry. In addition, the Human Resources Group prepares tally sheets which include cash, equity and other compensation paid to each Senior Executive in prior periods as well as an analysis of the total projected wealth accumulation for such executive over the next five years. Upon completion of this review process, management presents the performance evaluations to the Compensation Committee and the CEO makes a recommendation regarding the appropriate level of incentive compensation in relation to the objectives achieved.

The Company's management has engaged McLagan, a financial services industry compensation consultant to provide information on peer company compensation and pay trends. McLagan's proprietary surveys and market data are used to analyze the competitiveness of the Company's executive compensation program and to understand compensation forecasts and trends in the industry. The annual market data assessment of peer executive officers is created with McLagan's guidance and provided to the Compensation Committee.

In addition, the Compensation Committee considers the recommendation of our Human Resources Group as to the appropriate size of the award pool. In preparing its recommendation, senior members of our Human Resources Group meet periodically with our CEO to discuss competitive compensation, retention, funding requirements and other significant compensation issues. In addition, the CEO meets with the CFO to review the quarterly financial performance of the Company over the most recent quarters and the last two years, and in particular focuses on the Company's year-over-year results with regard to the Company-wide performance measures set forth under the heading "Company-wide Objectives for AIP Awards" above. The recommendation is reviewed and endorsed by the CEO prior to its presentation to the Compensation Committee.

PEER GROUP COMPANIES

The Company's Human Resources Group, in conjunction with McLagan, compares the NEOs' compensation to the compensation of executive officers performing similar functions among a peer group of other investment management companies. This comparison takes into account our performance relative to these peer companies, the executives' comparative roles, responsibilities for the performance of such companies, and the market size and composition data for such peer companies. The Human Resources Group also reviews compensation data from a survey of management and administration positions in investment management organizations published by McLagan. McLagan is engaged by the Company to provide this additional peer compensation information because of the complexity of identifying a reasonable and appropriate competitor group, particularly given the differences in size and business mix between us and certain of our publicly traded peer group companies. Except as modified as a result of mergers and acquisitions, the peer group companies reviewed this year were the same as the last 10 years. For fiscal year 2020, our peer companies were:

- Affiliated Managers Group Inc.
- AllianceBernstein L.P.
- BlackRock, Inc.
- BNY Mellon Asset Management
- Eaton Vance Corp.
- Federated Hermes Inc.
- Invesco Ltd.
- Janus Henderson Group
- JP Morgan Asset Management
- Legg Mason, Inc. (acquired by the Company on July 31, 2020)
- MFS Investment Management
- PIMCO Advisers, L.P.
- T. Rowe Price Group

The Compensation Committee reviews such public and privately held companies' compensation for comparison purposes, but this review is only one of several factors that are considered by the Compensation Committee in setting compensation. Our fiscal year ends on September 30th, whereas that of all but two of the peer group companies ends on December 31st, such that any meaningful compensation comparison must rely on available data covering time periods that do not correspond exactly and during which more beneficial or more adverse economic conditions affecting compensation may have prevailed. The Compensation Committee used 2019 peer market data received from McLagan to compare NEO total compensation (comprised of base pay, bonuses and equity compensation) against the total compensation for executives in similar positions at the peer group companies. The Compensation Committee's decision on the level of compensation awarded reflected our performance for fiscal year 2020 versus our peer group companies, as well as consideration of our operating margin, expense management and execution of our strategic initiatives, among other items. Although relative ranking information is considered by the Compensation Committee in evaluating compensation for our NEOs, the Compensation Committee does not target a specific percentile ranking for any component of, or the aggregate total of, NEO compensation.

ROLE OF COMPENSATION CONSULTANT

The Compensation Committee has the sole authority to retain and terminate any compensation consulting firm directly assisting it in the evaluation of director or executive compensation. The Compensation Committee also has the sole authority to approve fees and other retention terms for its consultant.

The Compensation Committee has directly retained Exequity LLP ("Exequity") as its compensation consultant to provide objective analyses of, and counsel on, our executive compensation program and practices. Exequity's role is set by the Compensation Committee. Throughout the year, Exequity is asked to review and comment objectively on management proposals and presentations to the Compensation Committee covering all elements of compensation paid to the NEOs. Exequity also provides counsel on general market trends and technical developments, and input on the amount and structure of pay for the non-employee directors of the Board. Under the terms of its engagement, Exequity is required to obtain the prior written approval of the Compensation Committee before Exequity or any of its affiliates performs any non-executive compensation related services for the Company or its subsidiaries. Exequity is required to report to the Compensation Committee any such services and fees annually and upon the reasonable request of the Compensation Committee. There were no such services during fiscal year 2020.

The Compensation Committee recognizes that it is essential to receive objective advice from compensation consultants. The Compensation Committee selects its compensation consultant only after taking into consideration all factors relevant to the consultant's independence including the following:

- Provision of other services to the Company by the consultant's firm;
- Aggregate fees paid by the Company and fees as a percentage of the total revenue of the consultant's firm;

- Policies and procedures of the consultant's firm designed to prevent conflicts of interest;
- Any business or personal relationships between the consultant, the consultant's firm and any Compensation Committee member or executive officer of the Company; and
- Whether the consultant holds shares of the Company's stock.

During fiscal year 2020, the Company paid Exequity $33,280 in consulting fees directly related to services performed for the Compensation Committee.

Components of Compensation Program and Fiscal 2020 Compensation

The compensation program for the NEOs consists primarily of base salary and incentive compensation comprised of a combination of cash and equity, based upon the achievement of business unit and Company-wide objectives as described below.

Each element of compensation is designed to reward the achievement of different objectives as summarized below:

COMPENSATION ELEMENT	DESIGNED TO REWARD	RELATIONSHIP TO THE OBJECTIVES
BASE SALARY	• Experience, knowledge of the industry, duties and scope of responsibility	• Provides a minimum, fixed level of cash compensation to attract and retain talented executives to the Company who can continue to improve the Company's overall performance
SHORT-TERM INCENTIVE COMPENSATION (AIP CASH AWARDS)	• Success in achieving annual objectives	• Motivates executives to achieve specific Company-wide and business unit objectives • Provides competitive compensation to attract and retain talented executives
LONG-TERM INCENTIVE and RETENTION COMPENSATION (LONG TERM PERFORMANCE / RETENTION EQUITY AWARDS and AIP EQUITY AWARDS)	• Continued excellence and attainment of objectives over time • Success in long-term growth and development	• Motivates executives to achieve long-term business unit and Company-wide objectives • Aligns the executives' interests with long-term stockholder interests in order to increase overall stockholder value • Provides competitive compensation to attract and retain talented executives • Retains the services of key executives with the Company

2020 CEO AND OTHER NAMED EXECUTIVE OFFICER PAY MIX

The following charts show the various components of the compensation paid or granted to our CEO and Senior Executives in respect of fiscal year 2020. They illustrate the Compensation Committee's emphasis on equity-based and performance-based components of our executive compensation program.

COMPENSATION MIX
CEO and Average Senior Executive Pay





■ Base Salary ■ Annual Incentive Cash ■ Annual Incentive Restricted Stock (Time Vesting) ■ Performance-based Long-Term Restricted Stock ■ Transaction Payment ■ Total Performance-based

Base Salary

The Compensation Committee believes that base salaries for our NEOs should be limited to a reasonable base compensation for the day-to-day performance of their job responsibilities, and that the majority of their pay should be in variable compensation tied to performance. Base salaries are evaluated by the Compensation Committee annually for all NEOs and in general remain static unless the individual is promoted, or the Compensation Committee determines that an adjustment is necessary due to compensation or economic trends in the industry.

Effective April 13, 2020, the base salary of each NEO was reduced by 20%, in connection with the Company's expense management efforts. For fiscal year 2021, beginning October 1, 2020, base salaries were restored to prior fiscal year 2020 amounts.

Incentive Compensation

The Compensation Committee encourages NEOs to enhance our performance by linking a significant portion of their compensation to the achievement of business unit, Company-wide and individual objectives. NEO incentive compensation is awarded under our AIP with the amount of such compensation determined based on performance for the most recently completed fiscal year and made in the form of cash and equity, with the equity portion granted under our 2002 Universal Stock Incentive Plan ("USIP") and subject to a three-year service-based vesting schedule. NEOs receive dividends on unvested service-based awards, as and when dividends are paid to stockholders. Additional long-term incentive compensation is awarded to our NEOs in the form of performance-based equity also granted under our USIP. From time to time, we also grant retention awards designed to attract, retain and reward the performance of our NEOs.

INDIVIDUAL PERFORMANCE MEASURES AND ACHIEVEMENTS

Each year, the Compensation Committee reviews the performance objectives established for the NEOs, as outlined in their respective fiscal year scorecards. Key performance objectives established for our NEOs to determine fiscal year 2020 short-term incentive compensation and a summary of their fiscal year 2020 achievements are set forth below.

The objectives for the awards for our CEO were weighted as follows:





Jennifer M. Johnson
President and Chief Executive Officer, and Former Chief Operating Officer

Investment Performance (50%)

- Approximately half of mutual fund assets outperformed their peers over the standard time periods, including over 100 funds rated 4 or 5 stars by Morningstar.[1]
- Strong investment performance with 63%, 69%, 73% and 84% of institutional assets beating the applicable benchmark for the 1-, 3-, 5- and 10-year periods, respectively—most notably in fixed income and alternatives.

Financial Results (30%)

- Declines in key measures are partially a result of the unprecedented impact of the global pandemic and one of the sharpest market corrections in history, which negatively impacted revenue and also resulted in accelerated outflows. FY2020 results also reflect the addition of Legg Mason for the last two months of the fiscal year.
- Began reporting non-GAAP measures to provide useful indicators of the Company's financial performance and help investors in evaluating the Company's relative performance against industry peers:
  - Operating income of $1.05 billion declined from $1.47 billion in the prior year. Adjusted operating income[2] was $1.49 billion, compared to $1.65 billion for FY2019.
  - Operating margin for FY2020 was 18.8% vs. 25.9% in FY2019. Adjusted operating margin[2] of 38.5% compared to 42.6% in FY2019.
  - Diluted earnings per share fell from $2.35 last year to $1.59 for the year ended September 30, 2020, a decline of 32%. Adjusted diluted earnings per share[2] were $2.61 compared to $2.62 for FY2019, a positive result in light of the challenging environment.
- Executed on capital management strategy with share repurchases and cash dividends totaling $219 million and $542 million, respectively.
- On track to realize $300 million of gross synergies from the Legg Mason transaction, with 85% of run-rate savings expected to be realized by the end of fiscal year 2021. The cost to achieve these savings is expected to be approximately $200 million, which is $150 million less than originally anticipated.
- Expect to realize approximately $600 million of cash tax benefit related to the various tax attributes and deductions which carried forward in the Legg Mason transaction, a 20% increase from our initial estimate.
- Completed the public offering of $750 million aggregate principal senior notes due 2030, issuing at a 1.6% coupon and pre-funding our intention to call higher coupon junior subordinated notes, which are callable at par in March and September 2021.
- Strong balance sheet continues to provide us with tremendous flexibility to evolve our business.

Strategic Initiatives (20%)

Successfully transitioned to President and CEO in February 2020. Partnered with Mr. G. Johnson to make significant progress on our multi-year strategic focus in FY2020 to drive organic growth, execute on M&A, and position the Company to capitalize on increased industry change and emerging technologies, including:

- Announced and completed the significant acquisition of Legg Mason and its Specialist Investment Managers (SIM), the largest acquisition in our Company's history. Through thoughtful and disciplined integration planning, the transaction closed two months earlier than initially planned, resulting in additional and accelerated savings.
- As part of the acquisition, redesigned our Global Distribution model, with an emphasis on increased end-to-end accountability for regional growth.

- Successfully executed strategic organizational changes to strengthen the leadership team and enhance our organizational structure by selecting key leaders from both the Company and Legg Mason, as well as external hires.
  - Appointed a new Head of Global Distribution
  - Appointed a new Head of U.S. Distribution
  - Created the new role of Chief Diversity Officer
  - Created the new role of Head of Global Alliances and New Business Strategies
  - Created the new role of Chief Risk and Transformation Officer
- Announced the combination of Franklin Templeton Multi-Asset Solutions and QS Investors, formerly a Legg Mason SIM, to create Franklin Templeton Investment Solutions and strengthen our ability to customize multi-asset portfolios for our clients.
- Completed strategic acquisitions of Athena Capital and Pennsylvania Trust, increasing our high net worth group by $10 billion in AUM and positioning us for growth by expanding our capabilities in areas such as socially responsible investing and disability trusts.
- Continued to expand our Exchange Traded Fund (ETF) product line. Sales increased globally and assets under management (AUM) topped $10 billion at fiscal year-end.
- Acquired AdvisorEngine, a digital wealth platform for U.S. advisory firms and invested in Embark, a fast growing, diversified, financial services business that is one of the largest retirement solutions providers in the UK.
- Launched the Company's Silicon Valley fintech incubator in October 2019, which is now home to 11 fintech startups that are part of this hub for disruptive innovations. The technologies being developed include cyber security, data science, deep learning, and artificial intelligence, as well wealth management and pension-like insurance products.
- Created a new centralized risk group under the Chief Risk and Transformation Officer, reporting to Mr. Nicholls, including Investment Risk Management, Cyber Risk Management, and Enterprise Risk Management, as well as the Sarbanes-Oxley process. The reorganization of risk functions is designed to drive increased use of data analytics in managing key risks.
- Maintained fiscal responsibility through expense management measures, including completion of the outsourcing of certain fund administration functions to third-party administrators, strategically reducing technology spend, and focused workforce reductions. As a result of the Legg Mason transaction, identified $300 million in expense savings from corporate holding company functions.

In addition, Ms. Johnson:

- Led the corporate response to COVID-19, and smoothly and efficiently enabled 98% of employees to work-from-home at the onset of the pandemic and maintained organizational stability and high-quality service throughout.
- In response to the extreme pandemic-related market volatility, increased interaction between our investment teams and clients, including delivering robust value-add programs, increasing thought-leadership commentary, and engaging with clients via video meetings.
- In addition to hiring a Chief Diversity Officer, continued to champion the importance of diversity and inclusion through multiple internal initiatives and support of our Business Resource Groups. In September, joined Connecticut State Treasurer Shawn Wooden and a coalition of CEOs to advance racial and economic security and opportunity.
- Communicated regularly with employees to share our corporate strategy and ensure transparency.

[1] *© 2020 Morningstar, Inc. All rights reserved. The information herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.*

[2] *See discussion of supplemental non-GAAP financial measures, including reconciliations of adjusted operating income, adjusted operating margin and adjusted diluted earnings per share on pages 50–53 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020.*



Gregory E. Johnson

Executive Chairman and Chairman of the Board, and Former Chief Executive Officer

Investment Performance (50%)

- Approximately half of mutual fund assets outperformed their peers over the standard time periods, including over 100 funds rated 4 or 5 stars by Morningstar.[1]

- Strong investment performance with 63%, 69%, 73% and 84% of institutional assets beating the applicable benchmark for the 1-, 3-, 5- and 10-year periods, respectively—most notably in fixed income and alternatives.

Financial Results (30%)

- Declines in key measures are partially a result of the unprecedented impact of the global pandemic and one of the sharpest market corrections in history, which negatively impacted revenue and also resulted in accelerated outflows. FY2020 results also reflect the addition of Legg Mason for the last two months of the fiscal year.

- Began reporting non-GAAP measures to provide useful indicators of the Company's financial performance and help investors in evaluating the Company's relative performance against industry peers:

  - Operating income of $1.05 billion declined from $1.47 billion in the prior year. Adjusted operating income[2] was $1.49 billion, compared to $1.65 billion for FY2019.
  - Operating margin for FY2020 was 18.8% vs. 25.9% in FY2019. Adjusted operating margin[2] of 38.5% compared to 42.6% in FY2019.
  - Diluted earnings per share fell from $2.35 last year to $1.59 for the year ended September 30, 2020, a decline of 32%. Adjusted diluted earnings per share[2] were $2.61 compared to $2.62 for FY2019, a positive result in light of the challenging environment.

- Executed on capital management strategy with share repurchases and cash dividends totaling $219 million and $542 million, respectively.

- On track to realize $300 million of gross synergies from the Legg Mason transaction, with 85% of run-rate savings expected to be realized by the end of fiscal year 2021. The cost to achieve these savings is expected to be approximately $200 million, which is $150 million less than originally anticipated.

- Expect to realize approximately $600 million of cash tax benefit related to the various tax attributes and deductions which carried forward in the Legg Mason transaction, a 20% increase from our initial estimate.

- Completed the public offering of $750 million aggregate principal senior notes due 2030, issuing at a 1.6% coupon and pre-funding our intention to call higher coupon junior subordinated notes, which are callable at par in March and September 2021.

- Strong balance sheet continues to provide us with tremendous flexibility to evolve our business.

Strategic Initiatives (20%)

- With the Board, developed the timeline and benchmarks for the new CEO's development and onboarding plan. Successfully transitioned the President and CEO role to Ms. Johnson in February 2020 and became Executive Chairman.

- Led lengthy negotiations to acquire Legg Mason, partnering with Ms. Johnson and Mr. Nicholls. Announced and completed the significant acquisition of Legg Mason and its SIMs, the largest transaction in our Company's history. Through thoughtful and disciplined integration planning, the transaction closed two months earlier than planned, resulting in resulting in additional and accelerated savings.

- Served as a consultant on key Legg Mason integration topics, both financial and operational. Provided input on key hires, such as the Head of Global Distribution.
- Worked with Ms. Johnson and Mr. Nicholls to finalize the FY2020 strategic priorities, a multi-year strategic focus to drive organic growth, execute on M&A, and position the Company to capitalize on increased industry change and emerging technologies. Shared the plan and progress with the FRI Board on a regular basis.
- Completed strategic acquisitions of Athena Capital and Pennsylvania Trust, growing our high net worth group by $10 billion in AUM and positioning us to grow by expanding our capabilities in areas such as socially responsible investing and disability trusts.
- Represented the Company to investors, fund shareholders, key clients, and government officials working in partnership with the CEO.
- Participated in decision-making regarding corporate response to COVID-19.
- Named Co-Heads of Investment Risk Management, in conjunction with the retirement of the Head of Investment Risk. Subsequently, positioned Investment Risk Management as part of a new centralized risk group under the Chief Risk and Transformation Officer, reporting to Mr. Nicholls.

In addition, Mr. G. Johnson:

- As Chairman of the Board, continued to lead the Board and ensure that board members receive complete and timely information to reach informed decisions.
- Continues to be involved in quarter-end reporting and analyst calls to provide insights and to ensure a smooth transition with investors.
- Continues to chair various Franklin Templeton fund boards.
- Engaged with industry leaders, regulators, and policy makers through active membership on the Board of Governors and Executive Committee for the Investment Company Institute (ICI), the national association of U.S. investment companies, as well as ICI Global.

[1] *© 2020 Morningstar, Inc. All rights reserved. The information herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.*

[2] *See discussion of supplemental non-GAAP financial measures, including reconciliations of adjusted operating income, adjusted operating margin and adjusted diluted earnings per share on pages 50–53 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020.*



Matthew Nicholls

Executive Vice President and Chief Financial Officer, responsible for the firm's corporate finance and accounting functions, acquisitions, strategic planning, performance measurement, corporate taxation, AUM services, risk management, investor relations and corporate real estate and facilities.

- Worked with Mr. G. Johnson and Ms. Johnson to finalize the FY2020 strategic priorities, a multi-year strategic focus to drive organic growth, execute on M&A, and position the Company and its subsidiaries to capitalize on increased industry change and emerging technologies.

- Executed on strategic plan to strengthen and diversify the asset management and wealth management businesses in several key areas, including proactively targeting potential acquisitions, as well as scaling certain product and distribution capabilities.

- Partnered with Mr. G. Johnson and Ms. Johnson to drive all phases of the Legg Mason transaction. At the request of Ms. Johnson, led the holding company integration planning and execution. Completed the Company's largest acquisition (Legg Mason) on July 31, 2020 – two months earlier than initially expected and identified value capture targets of $300 million in total.

- Provided strategic valuation, deal structuring, and negotiation support for Fiduciary Trust Company International's acquisitions of Athena Capital and Pennsylvania Trust.

- Provided advice and support for the acquisition of AdvisorEngine which gives the Company a solid presence in digital wealth management for advisors.

- As a result of the CEO transition, increased CFO scope to include the newly created role of Chief Risk and Transformation Officer, who oversees the new centralized risk group, which includes Investment Risk Management, Cyber Risk Management, and Enterprise Risk Management, as well as the Sarbanes-Oxley process. Also added the Chief Communications Officer & Head of Corporate Planning to CFO direct report group.

- In conjunction with the Legg Mason integration, reorganized the Finance Leadership team and appointed four former Legg Mason executives, including naming a Head of Strategy & Corporate Development.

- Enhanced disclosures through the addition of supplemental non-GAAP information to provide useful indicators of the Company's financial performance and help investors in evaluating the Company's relative performance against industry peers.

- Led financial reforecast, stress test, and re-budget in response to impact of extended market volatility.

- Executed on capital management strategy with share repurchases and cash dividends totaling $219 million and $542 million, respectively. Facilitated product funding to support the business, including $433 million in seed capital purchases to support fund and share class launches or re-seeding across 128 investment products.

- Executed tax planning project to significantly improve the utilization of the Legg Mason tax attributes, resulting in the preservation of approximately $600 million in cash tax savings. Analyzed and determined best tax strategies globally.

- Completed the public offering of $750 million aggregate principal senior notes due 2030, issuing at a 1.6% coupon and pre-funding our intention to call higher coupon junior subordinated notes, which are callable at par in March and September 2021.

- In response to the COVID-19 related market volatility, created a cross-functional team led by Investment Risk Management to monitor redemptions and fund liquidity.

- Evaluated the Company's real estate portfolio for savings and efficiencies. Developed plan to combine the real estate portfolios of Legg Mason and the Company, seeking to reduce or eliminate redundancies in our real estate footprint wherever possible.



Craig S. Tyle

Executive Vice President and General Counsel, responsible for Legal, Regulatory Compliance, and Investment Compliance.

- Provided extensive legal and compliance advice and support in connection with the acquisition of Legg Mason, and subsequent sale of Entrust Global to that entity's management. Coordinated and secured requisite regulatory and securities oversight approval applications as well as fund board, fund shareholder, and institutional client approvals.

- Provided legal and compliance support and advice in connection with the acquisition of two high net worth firms, Pennsylvania Trust and Athena Capital.

- Provided legal and compliance advice on the impact of COVID-19, including advice related to the remote working environment, new regulatory guidance related to the crisis, and the extraordinary volatility of the global markets and implications resulting from this, including liquidity and valuation issues.

- Provided legal advice and support in connection with the restructure of the Company's operations in the European Union, among other things, to ensure the company is well positioned for Brexit which will take place in December 2020.

- Provided legal and regulatory advice on various key new governance requirements globally, including the U.K. Financial Conduct Authority Assessment of Value rules for retail funds, and circular 18/698 issued by the Commission de Surveillance du Secteur Financier in Luxembourg.

- Strengthened the legal and compliance teams with a mix of Company and Legg Mason talent.



Jed A. Plafker
Executive Vice President, responsible for global retail and institutional distribution efforts, including product development and global marketing services; also responsible for Global Alliances and New Business Strategies effective June 10, 2020.

- Led Global Advisory Services (GAS) for the full fiscal year. In June 2020, also filled a newly created role, EVP, Global Alliances and New Business Strategies, reporting to Ms. Johnson.
- Named a team of senior leaders to support his new role, drawing upon a mix of Company and Legg Mason talent.
- Partnered with Ms. Johnson to drive the redesign of Global Distribution. Assisted with onboarding the new Head of Global Distribution to ensure continuity for clients. Realized close to 100% client retention through the integration process.
- Continued to strengthen the GAS team by expanding the specialist roles in key areas, including alternatives, separately managed accounts, private wealth, and ETFs.
- Focused on integration efforts with Legg Mason ensuring clients were at the forefront while managing budgetary expectations.
  - Significant progress made to establish new operating model – key leadership roles identified and talent selected.
  - Cross-selling enabled in each region, accompanied by comprehensive training of our sales team.
- Partnered with investment teams to ensure product range remained relevant for our clients.
  - Expanded the range of fixed maturity products for our global client base, providing yield in a low interest rate environment.
  - Enhanced the Company's ETF offering to ensure we can compete in key strategies, leveraging extensive investment expertise.
  - Integrated a product development incubation strategy to ensure continued focus on new idea generation, prioritization of ideas for incubation and enabling launch of high impact solutions with meaningful track record.
- Championed the use of technology to build a robust digital ecosystem bringing scale and efficiency across the organization.
  - Drove the acquisition of AdvisorEngine, a technology platform that includes a robo-advisor and tools to digitize advisors' businesses, providing the Company with a platform to promote investment models to a wider audience.
  - Developed and introduced the Company's Goal Optimization Engine (GOE), a proprietary, goals-driven solution.
- Ensured the organization proactively responded to market volatility and the changing face of distribution resulting from COVID-19.
  - Pivoted to virtual selling by significantly increasing the use of video calls and other collaborative technologies.
  - Increased digital engagement with clients, creating more targeted and consumable resources, including insight pieces on market volatility.
  - Expanded our thought-leadership library (FT Thinks), including quarterly publication cycle featuring views on core investment strategies and themes.
  - Adapted distribution focus around sustainability and ESG to align with the Company's integrated approach to responsible investing for better client outcomes.

DETERMINATION OF ANNUAL INCENTIVE AWARDS

The size of the AIP award pool is set by the Compensation Committee as a percentage of our pre-bonus net operating income (not to exceed 30% in fiscal year 2020), exclusive of passive income and calculated before non-operating interest, taxes, extraordinary items, and any special items such as special compensation payouts on account of a merger ("PBOI"). The final amount of PBOI that funds the award pool is approved by the Compensation Committee after consultation with certain members of management (as described under "Execution of Our Philosophy—Role of Management" above).

During the first quarter of fiscal year 2020, the Compensation Committee determined that no individual NEO would be eligible to receive a maximum award exceeding 40% of the KEP under the AIP. The maximum award that each NEO is eligible to receive, however, is not an expectation of the actual bonus that will be paid to him or her, but a cap on the range ($0 to the maximum amount) that an individual may be paid. Historically, the Compensation Committee has exercised negative discretion to pay significantly less than the maximum amount available to an NEO under the award pool based on its evaluation of the achievement of business unit, Company-wide and individual performance measures for the NEO, as described above. Under the terms of Mr. Nicholls' offer letter, he was eligible to earn a guaranteed annual incentive award of $2.6 million for fiscal year 2020.

Awards from the AIP consist of a combination of cash and restricted stock, with the cash portion paid following the end of our fiscal year to reward an executive for achievement of shorter-term objectives during the fiscal year to which the performance relates. The equity portion is granted under the USIP shortly following the end of the fiscal year to which the performance relates, with the number of shares of restricted stock determined by dividing the dollar value of the equity portion of the award by the closing price of our common stock on the date of grant.

The restricted stock grants are subject to service-based vesting as described in more detail below. Awards are generally structured as follows:

AIP/KEP AWARD POOL BREAKDOWN

Amounts ≤ $1.0 million



Amounts > $1.0 million and ≤ $7.0 million



Amounts > $7.0 million



■ Restricted Stock / Restricted Stock Units   ■ Cash Bonus

In November 2020, based on the Compensation Committee's evaluation of the performance and achievements described under "—Individual Performance Measures and Achievements" above, the Compensation Committee approved KEP awards in the following aggregate amounts: $5.75 million to Ms. Johnson; $4.325 million to Mr. G. Johnson; $3.0 million to Mr. Nicholls; $1.225 million to Mr. Tyle; and $2.0 million to Mr. Plafker. All awards were paid (cash) or granted (restricted stock) in fiscal year 2021. Although Strategic Initiatives objectives for the CEO are weighted 20% generally, the particular strategic importance of the Legg Mason acquisition in fiscal year 2020, positioning the Company for future growth, was recognized by the Committee in determining Ms. Johnson's compensation. Aggregate compensation for Ms. Johnson and Mr. G. Johnson was down by $500 thousand, compared to fiscal year 2019 (and was down by $2.24 million, not including the one-time transaction cash payments awarded in fiscal year 2020 in recognition of completion of the Legg Mason acquisition, discussed below).

	Bonus Award Values – Actual Payout Amounts*		
Name	**FY2020** **(as dollar amount)**	**FY2019** **(as dollar amount)**	**YoY Dollar** **Amount Change** **(as a percentage)**
Jennifer M. Johnson	$ 5,750,000	$ 5,200,000	11%
Gregory E. Johnson	$ 4,325,000	$ 6,000,000	(28%)
Matthew Nicholls	$ 3,000,000	$ 2,600,000	15%
Craig S. Tyle	$ 1,225,000	$ 1,300,000	(6%)
Jed A. Plafker	$ 2,000,000	$ 2,500,000	(20%)

* Fiscal year 2020 bonuses were awarded under the AIP, while fiscal year 2019 bonuses were awarded under the KEIP.

In fiscal year 2020, the Compensation Committee also awarded one-time transaction related cash payments to each of the NEOs in recognition of their extraordinary efforts in negotiating and executing the important strategic acquisition of Legg Mason and related transactions, and success in holding execution costs lower than initially forecasted, all of which was accomplished without any reduction to their other duties and responsibilities to the Company and while guiding the Company through the COVID-19 pandemic. The Committee considered the published viewpoints and voting policies of the Company's unaffiliated significant stockholders relating to transaction compensation and special payments, as well as information provided by its compensation consultant, Exequity, regarding market practice. The Compensation Committee approved one-time transaction payments in the following amounts: $1.0 million to Ms. Johnson; $0.75 million to Mr. G. Johnson; $1.0 million to Mr. Nicholls; $0.3 million to Mr. Tyle; and $0.5 million to Mr. Plafker.

Long-term Incentive and Retention Compensation

Equity awards are designed to reward an executive for continued excellence, aid in retention, and provide incentives based on the attainment of long-term performance objectives.

The stock component of Key Executive Incentive Plan awards for fiscal year 2019 performance was granted under the USIP to each eligible NEO in November 2019. The number of shares of restricted stock granted to each NEO was determined based on the NEO's fiscal year 2019 performance as described under the section titled "Individual Performance Measures" in the Proxy Statement for fiscal year 2019.

The restricted stock awards described above vest in substantially equal installments over three years, subject to the executive's continued employment on each vesting date. Because the restricted stock awards are subject to vesting over a three-year period, they help to focus an executive on further long-term growth and development and aid in retention.

To further emphasize the importance of long-term performance, the Compensation Committee awarded a portion of NEO compensation as performance-based restricted stock unit awards (the "2019 Performance Awards") that vest over a three-year period based on the achievement of specified performance goals, as further described below. In the event a performance goal is not achieved at or above a specified threshold level, the portion of an award tied to such performance goal is forfeited.

The 2019 Performance Awards were granted in November 2019 to all NEOs except for Mr. Nicholls. Mr. Nicholls' performance award was granted on May 1, 2019 (the "New-Hire Performance Award") as part of his new-hire compensation package, with a grant date target award amount of $0.375 million. To align incentives among the NEOs, the Compensation Committee determined that Mr. Nicholls' New-Hire Performance Award should have the same vesting criteria as the most recent performance awards that had been granted

to our other NEOs (other than Mr. Plafker) in November 2018. The New-Hire Performance Award vests based on the achievement of (i) the Company's operating margin as a percentage of the average operating margin for certain peer companies ("Relative Margin"), and (ii) our total shareholder return ranking, defined as our total return to stockholders, as reported by Bloomberg or FactSet Research Systems (or their respective successors), relative to the respective total return to stockholders of certain peer companies ("Relative TSR"), with 50% of the value of the award contingent on the achievement of Relative Margin (the "New-Hire Relative Margin Award") and 50% contingent on the achievement of Relative TSR (the "New-Hire Relative TSR Award").

The 2019 Performance Awards for NEOs other than Mr. Nicholls vest based on the achievement of: (i) the Company's adjusted operating margin as a percentage of the average operating margin for certain peer companies ("Relative Adjusted Margin"), and (ii) Relative TSR. For purposes of the Relative Adjusted Margin awards, "adjusted operating margin" means (a) operating income divided by (b) total revenues for the performance period, in each case as reported in the consolidated financial statements filed with the SEC (or if such financial statements are not available at the time of determination as otherwise disclosed in a press release), which amount is adjusted to exclude material one-time, non-recurring expenses including, but not limited to, M&A, severance, or other restructuring charges as reported in the relevant financial statements.

For purposes of the 2019 Performance Awards and the New-Hire Performance Award, peer companies included the following public investment management firms: Affiliated Managers Group Inc., AllianceBernstein L.P., BlackRock, Inc., Eaton Vance Corp., Federated Hermes Inc., Invesco Ltd., Janus Henderson Group, Legg Mason, Inc. and T. Rowe Price Group. Legg Mason, Inc. will be removed from the Relative TSR peer group as a result of its acquisition by the Company on July 31, 2020.

Based on performance and achievements, the Compensation Committee approved the 2019 Performance Awards under the USIP with the following grant date target award amounts: $2.0 million for Ms. Johnson; $3.0 million for Mr. G. Johnson; $0.35 million for Mr. Tyle; and $1.25 million for Mr. Plafker. For each of the NEOs receiving a 2019 Performance Award, 50% of the value of the award is contingent on the achievement of Relative Adjusted Margin (the "2019 Relative Adjusted Margin Award") and 50% is contingent on the Company's Relative TSR (the "2019 Relative TSR Award").

Subject to the achievement (in whole or in part) of the specified performance levels shown in the table below, the 2019 Relative Adjusted Margin Awards are scheduled to vest in three substantially equal installments following the end of fiscal years 2020, 2021 and 2022, respectively, the New-Hire Relative Margin Award is scheduled to vest in three substantially equal installments following the end of fiscal years 2019, 2020 and 2021, respectively, the 2019 Relative TSR Awards are scheduled to vest following the end of a three-year performance period covering fiscal years 2020 through 2022, and the New-Hire Relative TSR Award is scheduled to vest following the end of a three-year performance period covering fiscal years 2019 through 2021, subject in each case to the applicable NEO's continued employment through the date on which the Compensation Committee certifies that the applicable performance measure has been achieved.

As set forth in the table below, the first installment of the 2019 Relative Adjusted Margin Awards vested at 100%, based on achieving Adjusted Relative Margin of 100%. The second installment of the New-Hire Relative Margin Award vested at 50%, based on achieving Relative Margin of 80.4%.

	% of Award Eligible to Vest	Performance Period	2019 Performance Awards and New-Hire Performance Award	
			Performance Level	% Vesting
2019 Relative Adjusted Margin Award	34%	Fiscal Year 2020	Relative Adj. Margin ≥ 100%	100%
			Relative Adj. Margin ≥ 75% and < 100%	50%
			Relative Adj. Margin < 75%	0%
	33%	Fiscal Year 2021	Relative Adj. Margin ≥ 100%	100%
			Relative Adj. Margin ≥ 75% and < 100%	50%
			Relative Adj. Margin < 75%	0%
	33%	Fiscal Year 2022	Relative Adj. Margin ≥ 100%	100%
			Relative Adj. Margin ≥ 75% and < 100%	50%
			Relative Adj. Margin < 75%	0%
2019 Relative TSR Award	100%	Fiscal Years 2020 - 2022	Top Quartile	150%
			2nd Quartile	100%
			3rd Quartile	50%
			4th Quartile	0%
New-Hire Relative Margin Award	34%	Fiscal Year 2019	Relative Margin ≥ 100%	100%
			Relative Margin ≥ 75% and < 100%	50%
			Relative Margin < 75%	0%
	33%	Fiscal Year 2020	Relative Margin ≥ 100%	100%
			Relative Margin ≥ 75% and < 100%	50%
			Relative Margin < 75%	0%
	33%	Fiscal Year 2021	Relative Margin ≥ 100%	100%
			Relative Margin ≥ 75% and < 100%	50%
			Relative Margin < 75%	0%
New-Hire Relative TSR Award	100%	Fiscal Years 2019 - 2021	Top Quartile	150%
			2nd Quartile	100%
			3rd Quartile	50%
			4th Quartile	0%

Performance Awards – Prior Years

In previous years, 50% of the long-term performance-based equity awards granted to our NEOs generally were based on the achievement of Investment Performance (assets under management, or AUM, in Top 2 Quartiles), with the remaining 50% based on the Company's Relative TSR.

Vesting of the Investment Performance awards granted in November 2017 (the "2017 Performance Awards") was based on the achievement of the average investment performance for all assets under management (i.e., investment funds and separate accounts) that are ranked by independent third-party rating agencies ("Investment Performance") during the three-year performance period ending in fiscal year 2020. To be eligible to vest, the 2017 Investment Performance awards required at least (a) 50% of AUM in the top 2 quartiles to vest

at 50% of target levels, (b) 70% of AUM in the top 2 quartiles to vest at 100% of target levels, and (c) 75% of AUM in the top 2 quartiles to vest at 125% of target levels.

As of September 30, 2020, the Company's three-year Investment Performance resulted in 37.7% of AUM in the top two quartiles. Therefore, no portion of the Investment Performance restricted stock unit awards granted in November 2017 and scheduled to vest on December 18, 2020 ("2017 IP Shares") vested.

The Relative TSR restricted stock unit awards granted in November 2017 ("2017 TSR Shares") provide that 25%, 100% or 125% of the award will be eligible to vest if the Company's three-year TSR ranking was in the third quartile, second quartile or top quartile, respectively. As of September 30, 2020, the

Company's three-year Relative TSR ranking was in the bottom quartile of the peer group. Therefore, no portion of the 2017 TSR Shares scheduled to vest on December 18, 2020 vested.

The table and graph below compare the amounts of reported fiscal year 2018 total compensation for the incumbent

NEOs (as reported for fiscal year 2018 in the "Summary Compensation Table for Fiscal Year 2020" below) and the fiscal year 2017 total compensation realized for fiscal year 2017, after adjusting the reported amounts for forfeitures of the 2017 Performance Awards.

| | 2017 Performance Awards | | | FY2018 Total Compensation | | |
| | (A) | (B) | (C) | (D) | (E) | (F) |
Name	Grant Date Fair Value of 2017 Performance Awards ($)[a]	Percentage Vesting of 2017 Performance Awards Based on Actual Performance (%)[b]	Value of Forfeited 2017 Performance Awards ($)[c]	FY2018 Total Compensation (As Reported) ($)[d]	FY2018 Total Compensation (Adjusted to Reflect Forfeitures of 2017 Performance Awards) ($)[e]	Percentage Difference Between Reported and "Realized" FY2018 Total Compensation (%)[f]
Jennifer M. Johnson	2,370,000	0%	2,370,000	7,718,262	5,348,262	(31%)
Gregory E. Johnson	2,370,000	0%	2,370,000	9,467,461	7,097,461	(25%)
Craig S. Tyle	237,000	0%	237,000	2,058,174	1,821,174	(12%)
Jed A. Plafker	925,100	50%	462,550	3,757,570	3,295,020	(12%)

[a] Reflects the grant date fair value of the 2017 Performance Awards (which were granted in fiscal year 2018), as reported in the "Grants of Plan-Based Awards for Fiscal Year 2018" table in our Proxy Statement for fiscal year 2018.

[b] For Ms. Johnson, Mr. G. Johnson and Mr. Tyle, amounts reflect vesting based on actual performance for 2017 IP and 2017 TSR Shares as discussed above. For Mr. Plafker, amount reflects actual vesting based on attainment of specified levels of operating margin for each of fiscal years 2018, 2019 and 2020, as well as attainment of specified goals relating to succession plan development, implementation and mentorship for specific roles within the International and U.S. Advisory Services groups.

[c] Values in column (C) represent the grant date fair values as reported in the "Grants of Plan-Based Awards for Fiscal Year 2018" table in our fiscal year 2018 Proxy Statement.

[d] Values in column (D) represent the amounts reported in the "Total" column for fiscal year 2018 in the "Summary Compensation Table for Fiscal Year 2020," below.

[e] Values set forth in column (E) reflect the difference between the amounts set forth in column (D) and column (C).

[f] Represents the percentage difference between the amounts set forth in column (D) and column (E).



* Please refer to the discussion above under the heading "Long-term Incentive and Retention Compensation – Performance Awards – Prior Years," including the table (and associated footnotes) following such discussion for more detail regarding the figures in the graph above.

Restricted Stock Unit Retention Awards

In February 2020, the Committee approved the issuance of time-based restricted stock unit awards for two executive officers, including Mr. Plafker, in connection with the Company's employee retention efforts during fiscal year 2020. Mr. Plafker received restricted stock units with a value of $153,293 on the date of grant, 50% of which vest on each of December 1, 2020 and December 1, 2021.

Benefits and Perquisites

As a general practice, we do not provide material personal benefits and provide only limited perquisites to the NEOs that are not provided to other employees. All executive officers are eligible to receive medical, life and disability insurance coverage, participate in the Company's 401(k) plan, and other corporate benefits available to most of the Company's employees, consistent with the terms of the applicable plans and policies.

Termination/Change in Control Matters

Our NEOs are employed on an "at will" basis. The Company may provide severance on a case-by-case basis as approved by the Compensation Committee in its discretion. Except as needed in special circumstances such as during periods of transition or when we hire new executive officers, we generally do not have any commitments to provide our NEOs with post-employment termination benefits.

As part of Mr. Nicholls' compensation package awarded in 2019, we determined it was necessary to provide him with severance protections for a two-year period. Pursuant to his offer letter, if Mr. Nicholls is terminated by the Company without "cause" during the first two years of his employment, subject to his timely execution and non-revocation of a release of claims, he will be entitled to receive a lump sum payment equal to the pro rata amounts of (1) his annual base salary and guaranteed annual bonus opportunity of $2.6 million for fiscal years 2019 and 2020, and (2) the unvested portion of his New-Hire RSA, in each case, to the extent unpaid as of the termination date. After the second anniversary of his date of hire, Mr. Nicholls is not entitled to any severance benefits under his offer letter.

We have not entered into any agreement with any NEO that provides for additional payments or benefits solely on account of a change in control of the Company. Our only change in control provisions are found in existing compensation plans and apply to all participants in those plans.

Tax Considerations

For taxable years prior to January 1, 2018, Section 162(m) of the Code ("Section 162(m)") generally limited to $1 million the amount that a publicly traded corporation, such as the Company, could deduct from its federal tax return for compensation paid in any single tax year to its chief executive officer and certain other named executive officers ("covered employees"). In previous years, Section 162(m) provided that compensation which qualified as "performance-based" was excluded from the $1 million per covered employee limit if, among other requirements, the compensation was payable only upon attainment of pre-established, objective performance goals under a plan approved by our stockholders.

The Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, made significant revisions to Section 162(m). Effective for taxable years beginning on or after January 1, 2018, it repealed the performance-based exception, revised the definition of covered employees to include any individual who served as the chief executive officer or chief financial officer at any time during the taxable year, and provides that once an individual is considered a covered employee for any taxable year beginning after December 31, 2016, he or she will be considered a covered employee for all future years, including following any termination of employment. As a result, compensation paid to covered employees in excess of $1 million generally will be nondeductible, regardless of whether it is performance-based. Pursuant to rules under the Tax Cuts and Jobs Act, the deduction limitation described above will not apply to compensation arrangements in place pursuant to a written binding contract that was in effect on November 2, 2017, if it is not materially modified after that date. To the extent applicable to our existing contracts and awards, the Compensation Committee may avail itself of the "grandfathering" provisions of the rules.

In designing our executive compensation program, the Compensation Committee considers a variety of factors. In making its executive compensation decisions, the Compensation Committee believes, however, that it is important to retain maximum flexibility in designing compensation programs that are in the best interests of the Company and its stockholders even though some compensation may not be deductible.

We do not provide any executive officer, including any NEO, with any excise tax "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G or 4999 of the Code. Sections 280G and 4999 of the Code provide that executive officers, certain highly-compensated employees and service providers who hold significant equity interests may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceed certain prescribed limits, and that the Company, or a successor, may

forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes and penalties on the individual if an executive officer, director or other service provider is entitled to "deferred compensation" that does not comply with the requirements of Section 409A of the Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code, and the regulations and other guidance promulgated thereunder.

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate filings made by us under those statutes, the following report shall not be deemed to be "soliciting material," or to be incorporated by reference into any prior filings or future filings made by the Company under those statutes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2020.

Respectfully Submitted:

Compensation Committee
Mark C. Pigott (Chair)
Peter K. Barker
Laura Stein*
Seth H. Waugh

* Ms. Stein was appointed as a member of the Compensation Committee effective February 11, 2020.

EXECUTIVE COMPENSATION

Summary Compensation Table for Fiscal Year 2020

The following table provides compensation information for the NEOs for the fiscal years ended September 30, 2020, 2019 and 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2][3]	Non-Equity Incentive Plan Compensation ($)[4]	All Other Compensation ($)[5]	Total ($)
Jennifer M. Johnson President and Chief Executive Officer	2020	630,000	1,000,000	4,135,000	3,025,000	24,782	8,814,782
	2019	602,308	—	4,640,000	2,750,000	21,174	8,013,482
	2018	600,000	—	4,220,000	2,850,000	48,262	7,718,262
Matthew Nicholls[6] Executive Vice President and Chief Financial Officer	2020	479,365	1,000,000	1,150,000	1,650,000	251,055	4,530,420
	2019	214,038	1,450,000	1,903,233	—	93,643	3,660,914
Gregory E. Johnson Executive Chairman and Chairman of the Board	2020	613,664	750,000	5,377,500	2,312,500	99,146	9,152,810
	2019	783,133	—	6,398,500	3,150,000	118,710	10,450,343
	2018	780,132	—	5,320,000	3,250,000	117,329	9,467,461
Craig S. Tyle Executive Vice President and General Counsel	2020	479,365	300,000	794,875	762,500	25,752	2,362,492
	2019	527,019	—	878,250	800,000	21,423	2,226,692
	2018	525,000	—	699,500	812,500	21,174	2,058,174
Jed A. Plafker Executive Vice President	2020	475,615	500,000	2,306,418	1,150,000	17,733	4,449,766
	2019	501,923	—	2,100,000	1,400,000	15,405	4,017,328
	2018	492,308	—	1,850,100	1,400,000	15,162	3,757,570

[1] For fiscal year 2020, represents a special one-time, transaction-related cash payment to the applicable named executive officer in connection with the acquisition of Legg Mason, Inc., and for Mr. Nicholls, for fiscal year 2019, represents the cash portion of the annual incentive award earned in respect of fiscal year 2019 under the AIP, consistent with Mr. Nicholls' offer letter with the Company. See "Compensation Discussion and Analysis—Determination of Annual Incentive Awards" above for more information.

[2] Stock award values represent the aggregate grant date fair value for all grants made during each fiscal year in accordance with the requirements of ASC 718 in the specified year for grants made in such year and prior years. For awards with performance conditions, the value at the grant date is reported based on the probable outcome of the performance conditions. Fiscal year 2020 Stock Awards value reflects the grant value for relative operating margin awards and the outcome of the Monte Carlo valuation for total shareholder return awards which is based on correlation of stock returns and stock return volatility of the Company and peer companies. Assuming the maximum level of performance is achieved under the applicable performance goals for performance-based long-term incentive awards granted in fiscal year 2020 to each of the NEOs, the grant date fair value of such awards is $2,500,000 for Ms. Johnson, $3,750,000 for Mr. G. Johnson, $437,500 for Mr. Tyle, and $1,562,500 for Mr. Plafker. Additional information is set forth in the "Grants of Plan-Based Awards for Fiscal Year 2020" table below. See "Note 17—Stock-Based Compensation" in the Company's Annual Report on Form 10-K for fiscal year 2020 filed with the SEC on November 23, 2020 for further details.

[3] All November 2017 performance-based restricted stock unit awards (included in this column for fiscal year 2018) scheduled to vest on December 18, 2020 were forfeited. For Mr. Plafker, performance-based restricted stock unit awards granted in fiscal year 2018 were partially forfeited at 50% based on attainment of specified levels of operating margin for each of fiscal years 2018, 2019 and 2020, as well as attainment of specified goals relating to succession plan development, implementation and mentorship for specific roles within the International and U.S. Advisory Services groups. See "Compensation Discussion and Analysis—Long-term Incentive and Retention Compensation" above for more information.

[4] Represents the cash portion of awards earned under the AIP for Fiscal 2020. See "Compensation Discussion and Analysis— Components of Compensation Program and Fiscal 2020 Compensation—Incentive Compensation" above for more details.

(5) For each of the NEOs, amounts include (a) matching contributions made by the Company under its tax-qualified defined contribution 401(k) plan in fiscal year 2020 in the following amounts: $22,100, $16,575, $10,165, $16,575, and $22,100 for Ms. Johnson, Mr. Nicholls, Mr. G. Johnson, Mr. Tyle, and Mr. Plafker, respectively, and (b) the dollar value of life insurance premiums paid by the Company in fiscal year 2020.

Amount for Mr. G. Johnson includes $81,333 for personal use of the Company's aircraft in fiscal year 2020. Amounts previously reported in the "All Other Compensation" and "Total" columns for Mr. G. Johnson for fiscal years 2018 and 2019 have been amended to reflect an updated amount of $92,244 for personal use of the Company's aircraft in fiscal year 2018 and $91,452 for personal use of the Company's aircraft in fiscal year 2019. In addition, the amounts previously reported for Ms. Johnson for fiscal year 2018 have been amended to reflect an updated amount of $26,008 for personal use of the Company's aircraft in fiscal year 2018. The aggregate incremental cost of personal use of Company aircraft by NEOs (including by any family or guests) is calculated by using the rate per nautical mile, as published by Conklin & de Decker Associates, Inc. ("Conklin") in its Aircraft Cost Evaluator for each type of Company aircraft. Such amount is based on the published current monthly rate in effect at the time of the personal flight use. The Conklin rates are used by a variety of corporate aviation operators for cost and budget estimation purposes. The Conklin rates utilized include the estimated variable cost per nautical mile of operating aircraft, including fuel and additives, labor and parts for most scheduled maintenance, engine, propeller and auxiliary power unit overhaul cost and parts repair and replacement costs, landing fees and expenses, supplies and catering and crew costs excluding salaries, benefits and fixed costs. The Conklin rates do not include the cost of periodic aircraft refurbishment or upgrades, hangar costs, dues, subscriptions, weather and navigation and data services or the cost of insurance and administrative services. The Conklin rates also do not include depreciation or any tax benefit reductions due to personal use. The personal use amount includes all nautical miles flown for positioning flights necessary to undertake a personal flight and to return the aircraft to its next scheduled location. In addition, from time to time, family and guests of an NEO may accompany the NEO on business travel on Company aircraft. For those flights, we allocate incremental costs of the total catering costs incurred on the flights, which are included in the reported amounts above. The amounts for "All Other Compensation" and "Total" previously reported for Ms. Johnson in fiscal year 2019 and for Messrs. Tyle and Plafker for fiscal years 2018 and 2019 also have been amended to exclude perquisites totaling less than $10,000 in the aggregate for each of those years.

Amounts for Mr. G. Johnson include tickets to sporting events.

Amounts for Mr. G. Johnson include fees paid or reimbursed by the Company in fiscal year 2020 for spousal activities related to off-site meetings.

Amount for Mr. G. Johnson includes the value of a gift given to him by the Company in recognition for his services as CEO.

Amount for Mr. Nicholls includes $233,322 for housing expenses and moving assistance.

(6) Mr. Nicholls was not an NEO in fiscal year 2018.

Grants of Plan-Based Awards for Fiscal Year 2020

The following table presents information regarding grants of plan-based awards to the NEOs during the fiscal year ended September 30, 2020.

Name	Plan	Grant Date	Date of Compensation Committee Action	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[6]
Jennifer M. Johnson	AIP[2]	—		3,025,000					
	KEIP[3]	11/1/2019						87,344	2,450,000
	USIP[4]	11/1/2019			35,651	71,302	89,128		1,685,000
Matthew Nicholls	AIP[2]			1,650,000					
	KEIP[3]	11/1/2019						40,999	1,150,000
Gregory E. Johnson	AIP[2]	—		2,312,500					
	KEIP[3]	11/1/2019						101,605	2,850,000
	USIP[4]	11/1/2019			53,476	106,952	133,690		2,527,500
Craig S. Tyle	AIP[2]	—		762,500					
	KEIP[3]	11/1/2019						17,826	500,000
	USIP[4]	11/1/2019			6,239	12,478	15,597		294,875
Jed A. Plafker	AIP[2]	—		1,150,000					
	KEIP[3]	11/1/2019						39,216	1,100,000
	USIP[4]	11/1/2019			22,282	44,564	55,705		1,053,125
	USIP[5]	2/10/2020	2/10/2020					5,988	153,293

(1) *Incentive awards made under the AIP typically include restricted stock awards granted under the Company's USIP. Fiscal year 2020 awards under the AIP were comprised of 65% cash and 35% restricted stock for amounts up to $1.0 million, 50% cash and 50% restricted stock for amounts in excess of $1.0 million, and 100% restricted stock for amounts in excess of $7.0 million. Please refer to the "Compensation Discussion and Analysis" above for additional information.*

(2) *Amounts represent the cash bonuses awarded to each named executive officer for fiscal year 2020. Please refer to the "Compensation Discussion and Analysis" above for additional information.*

(3) *Represents the equity portion of awards under the KEIP and granted under the USIP for fiscal year 2019 performance; these awards were granted in fiscal year 2020. Grants of restricted stock are subject to service-based vesting; one-third of the award vested on August 31, 2020, and the remaining two-thirds of the award will vest in two substantially equal installments on August 31, 2021 and August 31, 2022, in each case, subject to the NEO's continuous employment with us on the applicable vesting date. In accordance with the terms of the USIP, the number of shares of restricted stock granted was determined based on the closing price on the NYSE of the Company's common stock on the grant date. Any dividends declared on the Company's common stock are paid on the unvested shares. Amounts do not include the equity portion of awards made for fiscal year 2020 because such awards were granted in fiscal year 2021.*

(4) *Amounts represent performance-based long-term incentive awards under the USIP granted on November 1, 2019. These awards are scheduled to vest, if at all, on (a) December 1, 2022 based on the achievement of the Company's Relative TSR ranking for the applicable performance period, and (b) December 1, 2020, December 1, 2021, and December 1, 2022, in substantially equal installments, based on the achievement of specified performance goals relating to Relative Adjusted Margin, in each case, subject to the NEO's continuous employment with us on the applicable vesting date. The first tranche of the Relative Adjusted Margin awards vested on December 1, 2020 at 100%. Please refer to the discussion of Performance Awards under "Compensation Discussion and Analysis—Long-term Incentive and Retention Compensation" above for more detail. The number of shares granted was determined by dividing the award value by the closing price of the Company's common stock on the date of grant, rounded up to the nearest whole share for each tranche of the applicable award. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.*

(5) *The amount represents a grant of restricted stock subject to service-based vesting conditions; one-half of this award vested on December 1, 2020 and the remaining one-half will vest on December 1, 2021, in each case, subject to Mr. Plafker's continuous employment with us on the applicable vesting date. The number of shares granted was determined by dividing the award value by the closing price of the Company's common stock on the date of grant, rounded up to the nearest whole share for each tranche of the applicable award. Any dividends payable on the Company's common stock prior to vesting are paid upon vesting.*

(6) *Determined pursuant to ASC 718. For equity awards that are subject to market conditions related to total shareholder return, the grant date fair market value reported is based upon the probable outcome of such conditions using a Monte Carlo valuation method.*

Please refer to the "Compensation Discussion and Analysis" above for an explanation of salary and bonus in proportion to total compensation and see amounts disclosed in the "Summary Compensation Table for Fiscal Year 2020" and "Grants of Plan-Based Awards for Fiscal Year 2020" table.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table presents information concerning the number and value of outstanding stock awards held by the NEOs as of September 30, 2020. As of September 30, 2020, none of the NEOs had any stock options outstanding.

| | Stock Awards | | | |
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Jennifer M. Johnson	85,916	1,748,391	247,343	5,033,430
Matthew Nicholls	56,709	1,154,028	11,936	242,898
Gregory E. Johnson	99,766	2,030,238	337,777	6,873,762
Craig S. Tyle	17,448	355,067	36,715	747,150
Jed A. Plafker	40,921	832,742	93,364	1,899,957

[1] Consists of shares of restricted stock that are scheduled to vest as follows:

Name	Total Unvested Shares	Vesting Date
Jennifer M. Johnson	27,687	8/31/2021
	58,229	Vests in equal parts on 8/31/2021 and 8/31/2022
Matthew Nicholls	29,377	Vests in equal parts on 12/1/2020 and 12/1/2021
	27,332	Vests in equal parts on 8/31/2021 and 8/31/2022
Gregory E. Johnson	32,030	8/31/2021
	67,736	Vests in equal parts on 8/31/2021 and 8/31/2022
Craig S. Tyle	5,564	8/31/2021
	11,884	Vests in equal parts on 8/31/2021 and 8/31/2022
Jed A. Plafker	2,834	12/1/2020
	11,943	8/31/2021
	26,144	Vests in equal parts on 8/31/2021 and 8/31/2022

[2] Calculated by multiplying unvested shares by $20.35, the closing price of the Company's common stock on the NYSE on September 30, 2020, the last trading day of the fiscal year.

(3) *Reflects performance-based restricted stock units that vest as follows:*

Name	Total Unvested Shares[a]	Vesting Dates Subject to Achievement of Performance Criteria
Jennifer M. Johnson	22,742	12/1/2020
	87,638	12/18/2020
	71,603	12/1/2021
	65,360	12/1/2022
Matthew Nicholls	1,836	12/1/2020
	10,100	12/1/2021
Gregory E. Johnson	35,741	12/1/2020
	87,638	12/18/2020
	116,359	12/1/2021
	98,039	12/1/2022
Craig S. Tyle	3,980	12/1/2020
	8,766	12/18/2020
	12,532	12/1/2021
	11,437	12/1/2022
Jed A. Plafker	31,235	12/1/2020
	21,279	12/1/2021
	40,850	12/1/2022

(a) *Reflects performance shares that may be earned and vested at the end of the applicable performance period based on results. Please refer to the "Compensation Discussion and Analysis" above and in prior years for an explanation of the structure for outstanding awards.*

Option Exercises and Stock Vested for Fiscal Year 2020

The following table presents information regarding stock awards that vested for the NEOs during the fiscal year ended September 30, 2020. There were no stock options outstanding or exercised during fiscal year 2020.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
------	---:	---------------------------------:
Jennifer M. Johnson	82,071	1,798,232
Matthew Nicholls	30,193	742,127
Gregory E. Johnson	106,796	2,364,324
Craig S. Tyle	17,011	370,475
Jed A. Plafker	61,390	1,499,212

(1) *The value of each stock award is calculated by multiplying the closing price of the Company's common stock on the NYSE on the date of vesting by the number of shares that vested on such date.*

Potential Payments Upon Termination or Change in Control

Except as needed in special circumstances such as during periods of transition or when we hire new executive officers, we generally do not provide our NEOs with agreements providing for severance benefits after their employment with us has ended or in connection with a change in control. As described in the "Compensation Discussion and Analysis" above, in connection with the appointment of Mr. Nicholls, our Chief Financial Officer ("CFO"), we entered into an agreement providing him with certain termination benefits.

If Mr. Nicholls is terminated by the Company without "cause" during the first two years of his employment, subject to his timely execution and non-revocation of a release of claims, he will be entitled to receive certain severance benefits, as described under "Compensation Discussion and Analysis—Termination/Change in Control Matters" above. These severance protections expire after the second anniversary of his date of hire. For purposes of Mr. Nicholls' offer letter, "cause" generally is defined as his (a) failure or refusal to comply with his material obligations as CFO or Company policies; (b) commission of a material act of misappropriation, misrepresentation, breach of fiduciary duty, fraud or other willful misconduct or gross negligence with regard to the Company or its assets, customers or employees; (c) violation of any law or regulation; (d) conviction of, or nolo contendere plea with regard to, a felony crime (other than a traffic violation) or any other crime involving alcohol, drugs, or moral turpitude; and (e) commission of any act of harassment in violation of any applicable law or Company policy.

As described under "Compensation Discussion and Analysis" above, the NEOs have typically received incentive awards payable in the form of cash under the Company's AIP and the KEIP (through the end of fiscal year 2019), and grants of restricted stock and restricted stock units under the USIP. In addition, the NEOs have typically received performance-based long-term incentive awards that are granted under the USIP. Except as set forth below or as otherwise determined by the Compensation Committee, unvested awards granted to an NEO under such plans are forfeited upon voluntary or involuntary termination of an NEO's employment with us.

AMENDED AND RESTATED ANNUAL INCENTIVE COMPENSATION PLAN

Currently, the AIP generally provides that a participant must be employed on the payment date of cash and grant date of equity awards to receive any amounts awarded under the AIP unless expressly set forth in the participant's award agreement. In the event the employment of a participant

under the AIP terminates for any reason, the Compensation Committee or management, as applicable, may, in its discretion, determine to pay a participant a prorated award under the plan based upon performance for the time served during the relevant performance period, the full amount of any award that would have been paid had the participant remained employed through the entire performance period or any other amount. Certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability.

The AIP does not expressly provide for any change in control payments.

2014 KEY EXECUTIVE INCENTIVE COMPENSATION PLAN

Until the end of fiscal year 2019, the Company made certain long-term incentive and retention awards to executive officers under the 2014 Key Executive Incentive Compensation Plan (the "KEIP"), a sub-plan under the AIP. Consequently, the provisions described above regarding the AIP apply to grants previously made under the KEIP. In addition, the KEIP includes separate terms regarding termination payments which remain applicable for awards outstanding under the KEIP. The termination provisions are summarized below.

If the employment of a participant in the KEIP terminates prior to the end of the applicable performance period due to death, disability or retirement, such participant is generally entitled to receive payment of any award under the plan with respect to the fiscal year of such termination. In addition, if a participant terminates employment with the Company prior to the end of the applicable performance period for any reason other than death, disability or retirement, any award under the plan with respect to the fiscal year of such termination generally will be reduced proportionately based on the date of termination. To be eligible to receive a payment upon retirement from the Company, the participant must retire after reaching age 55 and have at least 10 years of service with the Company. In all events, the Compensation Committee, in its sole discretion, may eliminate or reduce any such awards under the KEIP, including if a participant terminates employment as described above.

The KEIP does not expressly provide for any change in control payments.

2002 UNIVERSAL STOCK INCENTIVE PLAN

Long-term performance-based and other incentive awards are granted to our NEOs under the USIP. The award agreements generally provide that if an NEO's employment with the Company terminates for any reason prior to the applicable vesting date, the NEO will forfeit the unvested portion of the award. However, as described above, certain equity award agreements evidencing restricted stock or restricted stock unit awards granted as part of an incentive award under the AIP provide that if a participant dies or terminates employment with us due to disability, the unvested portion of the equity award will become fully vested as of the date of death or termination due to disability. Certain other equity award agreements provide that vesting may be accelerated (as determined by an executive officer, in his or her sole discretion, in accordance with Company policies), in whole or in part, if a participant dies or terminates employment with us due to disability.

The USIP provides that in the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "change in control transaction") in which the successor corporation does not agree to assume outstanding awards or substitute equivalent awards, the Compensation Committee will make a determination as to the equitable treatment of outstanding awards under the USIP and must notify participants of such treatment no later than 10 days prior to the closing of such proposed change in control transaction. Outstanding option awards, to the extent not previously exercised, and other stock-based awards (restricted stock and RSUs) that are not assumed or substituted in any change in control transaction will terminate immediately prior to the consummation of such proposed change in control transaction.

A proposal to amend the USIP is included in this Proxy Statement as Proposal No. 3.

COMPENSATION COMMITTEE POLICY & PRACTICE

Notwithstanding the discussion above, pursuant to the terms of the KEIP and the AIP, the Compensation Committee, in its sole discretion, generally may eliminate or reduce any unvested awards otherwise payable to a participant following termination of employment. In addition, the Compensation Committee has the authority to pay the full award amount to a participant whose award would have otherwise been reduced or forfeited following termination of employment or a change in control. The Compensation Committee also has the

discretion under the USIP to determine the terms, conditions, performance criteria, restrictions, and other provisions of awards made under the USIP.

As a general policy matter, the Compensation Committee has limited the payment of unvested awards under the KEIP, the AIP and the USIP following a participant's termination of employment. We expect the Compensation Committee would act similarly upon a change in control transaction. The treatment of unvested awards, if any, held by the NEOs upon their termination of employment or upon a change in control transaction would be determined on a case-by-case basis by the Compensation Committee.

ESTIMATED POTENTIAL PAYMENTS UPON TERMINATION

Because of the Compensation Committee's general policy of limiting payments to the NEOs following termination of employment and its authority to reduce or increase the payments otherwise available under awards, the amounts payable to the NEOs following termination of employment are not determinable. The following table sets forth information regarding payments to each of our NEOs in the event of a termination of employment on September 30, 2020. The amounts in the table below are based on the closing price of the Company's common stock on the NYSE on September 30, 2020, the last trading day of fiscal year 2020, as well as the assumptions set forth in the footnotes to the table.

ESTIMATED POTENTIAL PAYMENTS UPON A CHANGE IN CONTROL

None of the NEOs has agreements that provide for payments upon a change in control of the Company. Under the USIP, however, the Compensation Committee has the discretion to make a determination as to the equitable treatment of awards upon a change in control transaction (as defined above). The Compensation Committee may, in its discretion, make a determination as to the treatment of cash awards under the KEIP and the AIP and awards of restricted stock and restricted stock units under the USIP in connection with a change in control transaction. The following table sets forth an estimate of the potential payments that could have been payable to our NEOs under the USIP, the KEIP and the AIP upon a change in control transaction of the Company assuming such a transaction occurred on September 30, 2020. The amounts in the table below reflect a range of estimated potential payments based on the NEO's compensation and service levels as of September 30, 2020, and if applicable, based on the closing price of the Company's common stock on the NYSE on September 30, 2020, the last trading day of fiscal year 2020, as well as the assumptions set forth in the footnotes to the table.

	Estimated Potential Payments Upon Termination				
Name	Death or Disability[1]($)	Retirement[2] ($)	Involuntary Termination other than for Cause[3]($)	Other Voluntary Termination[4] ($)	Change in Control[5] ($)
Jennifer M. Johnson	1,748,391 – 4,498,391	0 – 2,750,000	0 – 2,750,000	0 – 2,750,000	0 – 9,531,821
Matthew Nicholls	1,154,028 – 2,604,028	0 – 1,450,000	3,754,028	0 – 1,450,000	0 – 2,846,926
Gregory E. Johnson	2,030,238 – 5,180,238	0 – 3,150,000	0 – 3,150,000	0 – 3,150,000	0 – 12,054,000
Craig S. Tyle	355,067 – 1,155,067	0 – 800,000	0 – 800,000	0 – 800,000	0 – 1,902,217
Jed A. Plafker	832,742 – 2,232,742	0 – 1,400,000	0 – 1,400,000	0 – 1,400,000	0 – 4,132,700

[1] Amounts included in this column range from a minimum to a maximum payment, as determined in the discretion of the Compensation Committee. The minimum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2020 (calculated based on the value of the NEO's unvested stock awards, excluding Equity Incentive Plan Awards, as set forth in the "Outstanding Equity Awards at 2020 Fiscal Year-End" table above). For all NEOs, the illustrative maximum reflects the value of unvested AIP and/or KEIP equity awards held by the NEO as of September 30, 2020, plus the value of the cash portion of the incentive award under the KEIP and/or AIP in respect of fiscal year 2020 (calculated, for this purpose, based on the value of the fiscal year 2019 cash incentive that was paid to the NEO in fiscal year 2020). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[2] For all NEOs, amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the KEIP and/or AIP in respect of fiscal year 2020 (calculated, for this purpose, based on the value of the fiscal year 2019 cash incentive that was paid to the NEO in fiscal year 2020. As discussed above, the Compensation Committee may exercise its discretion to pay, reduce, or eliminate any amounts under the KEIP, including if a participant retires. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[3] For purposes of this table only, and for all NEOs except for Mr. Nicholls, an "Involuntary Termination other than for Cause" generally means an involuntary termination of the NEO by the Company for reasons other than cause, death or disability. Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee, with the illustrative maximum based on the assumptions set forth in footnote 2 above. For Mr. Nicholls, the amounts represent the estimated value of severance benefits he would receive under the terms of his offer letter if he were terminated by the Company without cause (as described in the narrative under "—Potential Payments Upon Termination or Change in Control" and as defined in his offer letter), and as described under "Compensation Discussion and Analysis—Termination/Change in Control Matters" above. The amount in the table above represents an estimated lump sum payment equal to the pro rata amounts of (1) Mr. Nicholls' annual base salary for fiscal year 2020 and annual bonus opportunity of $2.6 million under the AIP for fiscal years 2019 and 2020 (assuming they remained unpaid as of September 30, 2020), and (2) the unvested portion of his New Hire Restricted Stock Award, as of September 30, 2020. Except with respect to Mr. Nicholls as described in this footnote, the Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[4] For purposes of this table, an "Other Voluntary Termination" means a resignation of employment other than due to death, disability or retirement. Amounts included in this column range from $0 to a maximum payment, based on the assumptions set forth in footnote 2 above. The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

[5] Amounts included in this column range from $0 to a maximum payment, as determined in the discretion of the Compensation Committee. The illustrative maximum reflects the value of the cash portion of the incentive award under the AIP and/or KEIP in respect of fiscal year 2020 (calculated, for this purpose, based on the value of the fiscal year 2019 cash incentive that was paid to the NEO in fiscal year 2020) plus the value of the NEO's outstanding equity awards (calculated, for this purpose, based on the value of the NEO's unvested stock awards as set forth in the "Outstanding Equity Awards at 2020 Fiscal Year-End" table above). The Compensation Committee has discretion to determine the amount, if any, to be paid and the actual payment approved by the Compensation Committee potentially could exceed the amount set forth in this table.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of the CEO. In fiscal year 2020, the Company had two different CEOs, each serving during a portion of the fiscal year as described above. For purposes of calculating the pay ratio, we used amounts reported in the "Total" column of our Summary Compensation Table for fiscal year 2020 for Mr. G Johnson and Ms. Johnson, prorated those amounts based on time served as CEO during fiscal year 2020, and added those amounts together.

For fiscal year 2020, the annual total compensation of our median employee (other than our CEOs) was $57,919, and the annual total compensation of our CEO was $8,937,954, calculated as described above. Based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (other than our CEO) was approximately 154 to 1. The pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K and may not be comparable to the pay ratio reported by other companies because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions.

We are a full-service global organization and maintain market competitive pay practices in the jurisdictions in which we operate. As of August 31, 2020, we identified a new median employee. For purposes of identifying our median employee, we used our global employee population, excluding approximately 1,000 employees that have not completed their first full fiscal year with the Company following the acquisitions of AdvisorEngine, Athena Capital, Broadstone Real Estate, Pennsylvania Trust Co. and Legg Mason. We then examined total compensation, our consistently applied compensation measure, for all in-scope employees. Total compensation reflects base salary or hourly wage rate, overtime, annual incentive awards, commission payments, and equity granted for fiscal year 2020.

Compensation figures were calculated using internal human resources records with all foreign currencies converted to U.S. dollars. We did not exclude any employees in locations outside the United States, did not make any cost-of living adjustments, and did not annualize compensation for any employees.

After identifying the median employee, we calculated fiscal year 2020 annual total compensation for such employee in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Compensation Risk Assessment

The Compensation Committee evaluates the Company's compensation policies and programs to ensure they do not encourage excessive risk-taking. The management compensation risk review committee ("CRRC") undertook an assessment of existing compensation programs and practices to ensure that imprudent risk-taking is not encouraged and that appropriate risk mitigation features are in place. Based on this assessment, the CRRC concluded that the Company's compensation arrangements are structured in a way that does not create risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee reviewed the results of this assessment and agreed with the CRRC's conclusion.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2020, the following directors served as members of the Compensation Committee: Ms. Stein, and Messrs. Barker, Pigott (Chair) and Waugh. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2020, and no member of the Compensation Committee was formerly an officer of the Company or any of its subsidiaries or was a party to any disclosable related party transaction involving the Company. During fiscal year 2020, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity that has or had executive officers serving as a member of the Board of Directors or Compensation Committee of the Company.

Equity Compensation Plan Information

Please refer to the table in this Proxy Statement under *Proposal No. 3* for certain information as of September 30, 2020, with respect to the shares of the Company's common stock that may be issued under the Company's existing compensation plans that have been approved by stockholders and plans that have not been approved by stockholders.

REPORT OF THE AUDIT COMMITTEE

Membership and Role of the Audit Committee

The Audit Committee of the Board of Directors of Franklin Resources, Inc. currently consists of Mses. Byerwalter (Chair) and Stein, and Messrs. Noto and Yang. Each of the members of the Audit Committee is independent as defined under the NYSE listing standards and applicable law. The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management or the Company's independent registered public accounting firm. The primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee

(i) the Company's financial reporting, auditing and internal control activities, including the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditors' qualifications and independence, and (iv) the performance of the Company's internal audit function and independent auditors. The Audit Committee's function is more fully described in the Committee's written charter, which is posted in the corporate governance section of the Company's website.

Review of the Company's Audited Financial Statements for the Fiscal Year Ended September 30, 2020

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended September 30, 2020 with the Company's management.

The Audit Committee has discussed with PricewaterhouseCoopers LLP ("PwC"), the Company's independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

The Audit Committee has also received the written disclosures and the letter from PwC required by the applicable Public Company Accounting Oversight Board requirements for independent accountant communications with audit committees concerning auditor independence and has discussed the independence of PwC with that firm.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2020 for filing with the SEC.

Respectfully Submitted by the Members of the Audit Committee*:

Mariann Byerwalter (Chair)
Anthony J. Noto
Laura Stein
Geoffrey Y. Yang

Mr. Chutta Ratnathicam served as a member and Chair of the Audit Committee until February 11, 2020. Ms. Byerwalter became Audit Committee Chair effective February 11, 2020. Mr. Noto joined the Audit Committee on February 11, 2020.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board, with the ratification of the stockholders, engaged PwC to perform an annual audit of the Company's consolidated financial statements for fiscal year 2020.

The following table sets forth the approximate aggregate fees billed or expected to be billed to the Company by PwC for fiscal years 2020 and 2019 for the audit of the Company's annual consolidated financial statements and for other services rendered by PwC.

	Fiscal Year	
	2020	2019
	(in thousands)	
Audit Fees[a][e]	$ 8,432	$ 7,772
Audit-Related Fees[b][e]	$ 4,150	$ 4,027
Tax Fees[c][e]	$ 1,424	$ 367
All Other Fees[d]	$ 175	$ 161
TOTAL FEES	$14,181	$12,327

[a] The 2020 Audit Fees include approximately $45,000 of fees related to fiscal year 2019 that were billed in fiscal year 2020 and the 2019 Audit Fees include approximately $41,000 of fees related to fiscal year 2018 that were billed in fiscal year 2019.

[b] Audit-Related Fees consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. Such services relate primarily to internal control examinations pursuant to Service Organization Control (SOC) 1, consultation concerning financial accounting and reporting standards, attestation services, audits of employee benefit plans and services provided to certain of our funds. In fiscal year 2020, services provided to the funds include approximately $1,580,000 of audit and audit-related services incurred by the Company in return for a fixed fund administration fee. The 2020 Audit-Related Fees include approximately $43,000 of fees related to fiscal year 2019 that were billed in fiscal year 2020.

[c] Tax Fees consist of tax return preparation, tax compliance, tax advice and tax planning services. For fiscal year 2020, tax return preparation and tax compliance services represent approximately $1,264,000. For fiscal year 2019, tax return preparation and tax compliance services represent approximately $347,000.

[d] Other Fees include approximately $53,000 of fees that have been contracted with a consolidated subsidiary of the Company, but which are for the benefit of a sponsored fund and are expected to be paid by that fund. The remainder of Other Fees consists principally of services rendered in connection with assistance in regulatory reporting in various jurisdictions.

[e] The fees also consist of services provided to our consolidated investment products, which include mutual and other investment funds, limited partnerships and similar structures, substantially all of which are sponsored by the Company and its consolidated subsidiaries. The amounts for these services are approximately $1,023,000 Audit Fees, $1,000 Audit-Related Fees, and $111,000 Tax Fees.

Note: For fiscal years 2020 and 2019, none of the services described under Audit-Related Fees, Tax Fees and All Other Fees were approved by the Audit Committee pursuant to the pre-approval waiver requirements under 17 CFR 210.2-01(c)(7)(i)(C).

Pre-approval Process and Policy

The audit and non-audit services provided to the Company and its subsidiaries by PwC, the independent auditors, during fiscal years 2020 and 2019, were pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by PwC. The Audit Committee Pre-Approval Policy describes the permitted audit, audit-related, tax and other services that the independent auditors may perform, and which services require specific pre-approval of the Audit Committee. The Audit Committee may grant general pre-approval for any services by the independent auditors other than those that require specific pre-approval and those services that are prohibited by the SEC or Public Company Accounting Oversight Board rules. The Audit Committee reviews the Pre-Approval Policy annually and revises it as the Audit Committee deems appropriate. Services granted general pre-approval have annual fee limits.

Any requests for audit, audit-related, tax and other services must initially be submitted to the Company's CFO. Any requests preliminarily approved by the CFO are then submitted to the Audit Committee for approval in the case of services requiring specific pre-approval or reported to the Audit Committee periodically in the case of services generally pre-approved. Normally, specific pre-approval is considered at regularly-scheduled meetings. However, the authority to grant specific pre-approval between meetings up to a designated approval amount, which amount for fiscal year 2020 was $50,000 (the "Chair Approval Amount"), has been delegated to the Chair of the Audit Committee. The decision of the Chair to grant specific pre-approval of a service is presented to the Audit Committee at its scheduled meetings. If the estimated fees for proposed services exceed the Chair Approval Amount, specific pre-approval by the entire Audit Committee is required.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For fiscal year 2020, Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, who, among other family relationships, is the uncle of Gregory E. Johnson, Executive Chairman and Chairman of the Board, and Jennifer M. Johnson, President and CEO and a director of the Company, received a base salary of $180,000. Mr. R. H. Johnson, Jr. did not receive a cash bonus in fiscal year 2020. Mr. R. H. Johnson, Jr. is entitled to receive medical, life and disability insurance coverage and other benefits available generally to employees of the Company and/or its subsidiaries.

Share Repurchases. Under a stock repurchase program authorized by the Board, the Company can repurchase shares of its common stock from time to time on the open market and in private transactions in accordance with applicable securities laws. Pursuant to this stock repurchase program, the Company may repurchase shares of the Company's common stock from, among others, certain directors, executive officers and greater than five percent (5%) beneficial owners of the Company's common stock, and certain members of the immediate family of the foregoing persons. During fiscal year 2020, the Company repurchased 400,000 shares of common stock from Mr. R. H. Johnson, Jr. for the aggregate consideration of $10,505,000. The price per share paid by the Company for repurchases is generally the average of the high and low price of the Company's common stock on the NYSE on the repurchase date.

In order to pay taxes due in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, the Company uses a net stock issuance method, equivalent to a stock repurchase program, to pay such taxes. For shares repurchased in connection with the payment of taxes on the vesting of shares, the repurchase price is the closing price on the NYSE on the date of the transaction. During fiscal year 2020, the Company repurchased shares of common stock from the executive officers listed below for the aggregate consideration shown.

Name and Title	Number of Shares Repurchased	Aggregate Consideration ($)
Matthew Nicholls, Executive Vice President and Chief Financial Officer	8,195	225,281
Jed A. Plafker, Executive Vice President	15,913	437,448
Alok Sethi, SEC Executive Officer	1,132	31,119
Gwen L. Shaneyfelt, Chief Accounting Officer	3,224	88,628
Craig S. Tyle, Executive Vice President and General Counsel	943	25,923

Management and Use of AC Travel Aircraft. A wholly-owned subsidiary of the Company entered into an amended and restated aircraft management agreement, effective as of June 1, 2008, with AC Travel, LLC ("AC Travel"), an entity owned and controlled by Charles B. Johnson, (beneficial owner of more than five percent of Franklin's common stock and an executive consultant employed by Templeton Investment Counsel, LLC, a wholly-owned subsidiary of the Company) father of Gregory E. Johnson, Executive Chairman of the Company and Chairman of the Board, and Jennifer M. Johnson, President and CEO of the Company and a director of the Company, and brother of Rupert H. Johnson, Jr., Vice Chairman and a director of the Company, to manage the operations of a Gulfstream III aircraft (the "G-III") and a Gulfstream G550 aircraft (the "G550"), both of which are owned by AC Travel. We refer to the G-III and the G550 as the "Aircraft." Under the management agreement, the subsidiary: (a) provides consulting and management services for the operation of the Aircraft; (b) provides flight crew personnel to operate the Aircraft; (c) arranges for maintenance of the Aircraft; and (d) arranges for insurance and hangars for Aircraft storage and also provides other administrative services. The management agreement has automatic one-year renewals, subject to cancellation by either party. Our subsidiary receives a monthly management fee of $10,000 for the G550 and $3,000 for the G-III for administrative services. Costs to operate the aircraft, including the cost of flight crew salaries and benefits are either reimbursed by, or paid directly by, AC Travel.

Office Lease. In October 2009, the Board approved a three-year fixed term extension of a lease of approximately 5,495 square feet of office space owned by the Company in San Mateo, California with Tano Capital, LLC ("Tano"), a company owned by Charles E. Johnson, a director of the Company until February 11, 2020, brother of Gregory E. Johnson and Jennifer M. Johnson and nephew of Rupert H. Johnson, Jr. In November 2012, Tano and the Company entered into an amendment extending the original lease for a fixed five-year term and reducing the office space leased by Tano on the San Mateo campus from 5,495 square feet to 4,125 square feet. The lease amendment also granted Tano the option to increase the size of the office space to 5,495 square feet, which Tano exercised effective April 16, 2014. In October 2017, the lease was further amended to provide for a one-month extension of the lease until November 30, 2017, pursuant to all other existing terms. In November 2017, Tano and the Company amended the lease terms again to extend the lease on a monthly basis terminating no later than November 30, 2019. The monthly payments under the November 2017 lease extension were $16,485.

In June 2019, the Audit Committee of the Board approved a sixth amendment to the lease, which became effective on July 1, 2019, and is for a three-year lease term, subject to the Company's right to terminate on 30 days' notice. Tano leases approximately 2,754 square feet of office space owned by the Company in San Mateo, California, at a monthly rate of $12,870. The aggregate amount of all periodic payments due under the lease during fiscal year 2020 was $154,440.

Private Equity Fund Investment. On July 6, 2011, Franklin Templeton Capital Holdings Private Limited, a subsidiary of the Company, entered into an agreement to make a $25 million-dollar investment commitment to Tano India Private Equity Fund II ("Tano Fund"). Tano Mauritius Investments, which is the investment manager and a Class B and Class C shareholder of the Tano Fund, is a direct subsidiary of Tano Capital, LLC, which is owned by Charles E. Johnson. During fiscal year 2020, $2,470,800 of capital was returned by Tano Fund to the Company. The Company made no payments to the Tano Fund during the fiscal year.

Related Person Transaction Policy

Related Person Transaction Policy. The Board of Directors has adopted a Related Person Transaction Policy ("Related Person Transaction Policy") to address the reporting, review, approval and ratification of related person transactions. Related persons include the Company's executive officers, directors and director nominees, holders of more than five percent (5%) of a class of the Company's voting securities, and immediate family members of the foregoing persons. For purposes of the Related Person Transaction Policy, and as used in this summary of the Related Person Transaction Policy, the "Company" refers to Franklin Resources, Inc. or its subsidiaries. A "related person transaction" means a transaction or series of transactions in which the Company is a participant and a related person has or will have a direct or indirect interest under Item 404 of SEC Regulation S-K. Examples include sales, purchases and transfers of real or personal property, use of property and equipment by lease or otherwise, services received or furnished and borrowings and lendings, including guarantees. Transactions with executive officers and directors for the purposes of conducting the business of the Company, compensation of directors approved by the Board and compensation arrangements approved by the Compensation Committee are not considered related person transactions. All related person transactions are required to be reported to the Audit Committee. However, the Audit Committee has the authority to determine categories of related person transactions that

are immaterial and not required to be disclosed and that need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee. Pursuant to the Related Person Transaction Policy, the following related person transactions need not be reported to, reviewed by, and/or approved or ratified by the Audit Committee:

- The establishment or maintenance of a trading, investment management, trust, custody or other account by a related person with the Company, provided the terms of such account are generally the same as or similar to accounts offered by the Company in the ordinary course of business to persons who are not related persons.

- Accounts invested in shares of one or more Company-sponsored investment companies or other Company-sponsored pooled or collective investment vehicles ("FT Funds") that are established and/ or maintained by a related person in accordance with the terms set forth in the applicable FT Fund prospectus or other disclosure documents.

- Gross-ups and perquisites and other personal benefits to a related person from the use of Company owned or provided assets, including but not limited to personal use of Company-owned or provided aircraft and property, not used primarily for Company business purposes that, in the aggregate, are less than $10,000 in any fiscal year.

Audit Committee Review and Approval. Every quarter the Audit Committee reviews related person transactions. Such transactions involving an aggregate amount that will, or reasonably may be expected to, exceed $120,000 require the approval or ratification of the Audit Committee. In connection with approving or ratifying a related person transaction which is not otherwise covered by a pre-approval category adopted by the Audit Committee, as described below, the Audit Committee will consider the relevant facts and circumstances of the transaction and any of the following factors that are relevant:

- The position or relationship of the related person at or with the Company;
- The approximate dollar value of the amount involved in the transaction;
- The materiality of the transaction to the related person, including the approximate dollar value of the related person's interest in the transaction;
- Information regarding the potential counterparties to the transaction;
- Whether the Company is a party to the transaction and, if not, the nature of the Company's participation in the transaction;
- The business purpose for and reasonableness of the transaction;
- Whether the related person transaction is comparable to a transaction that could be available on an arm's-length basis or is on the terms that are generally similar to those prevailing at the time for third parties;
- Whether the transaction is in the ordinary course of the Company's business;
- The effect of the transaction on the Company's business and operations;
- Whether the transaction includes any potential reputational risk issues that may arise as a result of or in connection with the transaction;
- The impact of the transaction on a director's independence, if applicable; and
- Any other relevant information regarding the transaction.

In addition, the Audit Committee has the authority to pre-approve certain categories of related person transactions, which transactions must still be reported to the Audit Committee at least annually. The Audit Committee has determined that the following categories of transactions are pre-approved, with reporting to the Committee as specified below:

- Company purchases of shares of its common stock to pay taxes due by employees in connection with the vesting of employee and executive officer restricted stock and restricted stock unit awards under the USIP, with at least annual reporting to the Audit Committee.
- Investments by an FT Fund or other Company-managed client account in any investment products, securities or other financial instruments issued, sponsored, administered and/or serviced by any entity for which a related person's interest in such other entity arises from the related person's position as an executive officer, employee, general partner, 10% or more limited partner, and/or 10% or more equity holder, provided that such investments are made in the ordinary course of business and on terms that are generally similar to those prevailing at the time for unaffiliated third-party investors in such investment products, securities or other financial instruments. Amounts invested under this category will be reported to the Committee on a quarterly basis.

The Audit Committee may delegate its authority to review, approve or ratify specified related person transactions to one or more members of the Audit Committee between scheduled committee meetings. Any determination made pursuant to this delegated authority must be presented to the full Audit Committee at a subsequent meeting.

PROPOSAL NO. 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending September 30, 2021 and to audit the Company's internal control over financial reporting as of September 30, 2021. Though not required, stockholders are being asked to ratify the Audit Committee's selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm as a matter of good corporate governance. During and for the fiscal year ended September 30, 2020, PricewaterhouseCoopers LLP audited and rendered opinions on the financial statements of the Company and certain of its subsidiaries and many of the open-end and closed-end investment companies managed and advised by the Company's subsidiaries. PricewaterhouseCoopers LLP also rendered an opinion on the Company's internal control over financial reporting as of September 30, 2020. In addition, PricewaterhouseCoopers LLP provides the Company with tax consulting and compliance services, accounting and financial reporting advice on transactions and regulatory filings and certain other consulting services not prohibited by applicable auditor independence requirements. See "Fees Paid to Independent Registered Public Accounting Firm" above. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Virtual Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

RECOMMENDATION OF THE BOARD

The Board recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2021. The voting requirements for this proposal are described in the "Voting Information" section. If the appointment is not ratified, the Audit Committee may reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

PROPOSAL NO. 3: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE FRANKLIN RESOURCES, INC. 2002 UNIVERSAL STOCK INCENTIVE PLAN

The Company's stockholders are being asked to approve an amendment and restatement of the Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (the "USIP") to, among other things, increase the number of shares of common stock available for delivery by 20 million shares and include individual consultants as eligible to participate in the USIP. Stockholders last approved an increase in the number of shares available under the plan in March 2011.

On December 15, 2020, the Board of Directors approved an amendment and restatement of the plan, which last had been amended in 2017. The changes to the existing plan principally:

- Increase by 20 million the maximum aggregate number of shares of common stock available for delivery under the USIP;
- Include individual consultants as eligible to participate;
- Remove provisions that no longer apply, including by reason of changes to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code");
- Permit exceptions to the one-year minimum vesting requirement for stock options and stock appreciation rights in Section 2.4(d) of the USIP, for vesting as a result of a participant's death or Disability, or the occurrence of a Transaction (as those terms are defined in the USIP);
- Add express flexibility under Section 3 of the USIP to grant stock awards that are not subject to forfeiture or other restrictions and stock-based awards that are valued, in whole or in part, by reference to, or otherwise based on the Fair Market Value (as defined in the USIP) of shares;
- Permit limited delegation of grant authority to other executive officers, excluding authority to grant awards to any member of Board or to any participant who is subject to Section 16 under the Exchange Act;

- Expand the adjustments provision in Section 6.1 of the USIP to include the occurrence of an extraordinary cash dividend, merger or corporation combination, and to permit adjustment of the kind of security (instead of class of security) covered by each outstanding award, value determinations under the USIP and outstanding awards, and other terms of an outstanding award affected by the event;
- Permit the grant of awards in substitution for awards granted by an entity with which the Company engages in a corporate transaction, which awards would not reduce the USIP's share reserve to the extent permitted by law and the applicable stock exchange;
- Add definition of Disability;
- Clarify that participant consent to a plan modification or termination is required only when the modification or termination would both materially and adversely affect the participant's rights under Section 7 of the USIP;
- Update data protection provisions; and
- Add administrative clarifications and general terms in Section 11 and elsewhere.

The following summary describes the material features of the USIP as proposed to be amended and restated but is not intended to be complete and is qualified in its entirety by reference to the plan, a copy of which is attached as Appendix A. Capitalized terms not otherwise defined are used as set forth in the plan.

Purpose

The USIP is intended to (i) attract and retain persons eligible to participate in the USIP; (ii) motivate participants, by means of appropriate incentives, to achieve long-range performance goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align participants' interests with those of the Company's other stockholders through compensation that is based on the Company's common stock.

Administration

The USIP may be administered by the Board or a committee or committees established by the Board with powers and authority as determined by the Board in its discretion. The Compensation Committee determines and approves the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards and stock-based awards to individuals eligible to participate in the USIP (as described under "Eligibility to Participate" below). Subject to the provisions of the USIP, the Compensation Committee has the authority and discretion to (among other things): (a) select from eligible individuals those who receive awards under the USIP; (b) determine the time or times awards under the USIP will be made; (c) determine the types of awards under the USIP; (d) determine the number of shares covered by awards under the USIP; (e) establish the terms, conditions, performance criteria, restrictions and other provisions of awards under the USIP; (f) cancel or suspend awards under the USIP; and (g) determine that any award under the USIP will be settled through cash payments, the delivery of shares of common stock, the granting of replacement awards or a combination thereof. The Special Awards Committee is also vested with the authority to make certain limited awards under the USIP to employees of the Company and its subsidiaries who are not executive officers subject to Section 16 of the Securities Exchange Act of

1934 (references to the Compensation Committee include the Special Awards Committee to the extent that the Special Awards Committee exercises authority under the USIP). See "Information About the Board and its Committees" elsewhere in this Proxy Statement for a description of the Compensation Committee and the Special Awards Committee. Furthermore, the Compensation Committee may delegate its authority and duties under the USIP to the Company's Chief Executive Officer and/or to other executive officers of the Company under such conditions and subject to such limitations as the Compensation Committee may establish and as limited by and subject to applicable law or the applicable rules of a stock exchange.

Shares Authorized

If this proposal is approved, the maximum aggregate number of shares of common stock available for delivery under the USIP will increase by twenty million (20,000,000), from one hundred twenty million (120,000,000) shares to one hundred forty million (140,000,000) shares of common stock, subject to certain provisions of the USIP including regarding adjustment as described in the USIP and summarized under "Changes in Capitalization" below (the "Share Reserve"). As of December 1, 2020, approximately 2,899,512 shares remained available for future delivery under the USIP. As of December 1, 2020, under the USIP there were: no shares of common stock subject to outstanding options; an aggregate of 12,605,467 shares of restricted stock or underlying restricted stock unit awards outstanding but not yet vested, based on the passage of time; and 908,105 shares underlying restricted stock unit awards outstanding but not yet vested, based on the achievement of predetermined performance goals (assuming delivery at maximum level). Shares deliverable under the USIP may be authorized, but unissued shares, or reacquired shares.

Any shares covered by an award under the USIP that are not delivered because the award is forfeited or canceled, or the shares are not delivered because the award is settled in cash will not be deemed to have been delivered for purposes

of determining the maximum number of shares available for delivery under the USIP. However, all shares covered by the portion of any stock appreciation right that is exercised (whether or not shares are actually issued to the holder upon exercise of the right) are considered issued pursuant to the USIP. If shares of common stock are surrendered or withheld as payment of either the exercise price of an option and/ or withholding taxes in respect of such option, such shares will not be returned to the USIP and will not be available for future awards under the USIP.

The Compensation Committee may grant awards under the USIP to a person who becomes a participant of the USIP by reason of the acquisition of another entity, in substitution for awards previously granted by such entity to such person. The terms and conditions of the substitute awards may vary from the terms and conditions that would otherwise be required by the USIP solely to the extent the Compensation Committee deems necessary. Any such substitute awards shall not reduce the Share Reserve; provided, however, that such treatment is permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the Company's common stock is listed.

Eligibility and Participation

Under the terms of the USIP, any executive, employee, director (including any non-employee director) and, if this proposal is approved individual consultant, of the Company or any of its subsidiaries is eligible to participate. The basis for participation in the plan is selection for participation

by the Compensation Committee in its discretion. As of November 30, 2020, approximately 11,316 employees (including eight executives), seven non-executive directors and no consultants were eligible to participate in the USIP.

Types of Awards

Stock Options and Stock Appreciation Rights. A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price

in accordance with the terms and conditions specified in the applicable award agreement and the USIP. An option may be either an incentive stock option or an option that is not intended to qualify as an incentive stock option (see "Certain Significant Federal Income Tax Consequences" below). The Compensation Committee will, with regard to each stock option, determine and set forth in the applicable award agreement: (a) the number of shares subject to the option, (b) the manner and time of the option's exercise and vesting, (c) the exercise price per share of stock subject to the option, and (d) the methods by which the exercise price may be paid. A stock appreciation right is a grant of rights to receive, in cash or common stock (as determined by the Compensation Committee), value equal to (or otherwise based on) the excess of: (1) the Fair Market Value (as defined in the USIP) of a specified number of shares of common stock at the time of exercise, over (2) a base appreciation amount established by the Compensation Committee. The exercise price for a stock option and the base appreciation amount of a stock appreciation right is determined by the Compensation Committee but may not be less than 100% of the Fair Market Value per share of the common stock on the date the award is granted (or 110%, in the case of an incentive stock option granted to any employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company).

Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards. A restricted stock award is a grant of shares of common stock, and a restricted stock unit award is a grant of a right to receive shares of common stock or cash (as determined by the Compensation Committee) in the future that, in each case, are subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to continued service of the holder or achievement of performance or other objectives, as determined by the Compensation Committee. A stock award is a grant of shares of common stock that is not subject to forfeiture or other restrictions. A stock-based award is an award that is valued or based on the Fair Market Value of shares of common stock, other than the foregoing awards. The terms and conditions of each such award are determined by the Compensation Committee and set forth in the applicable award agreement.

Dividends or Dividend Equivalents. An award under the USIP may provide the holder with the right to receive dividend or dividend equivalent payments with respect to common stock subject to the award, whether or not the common stock subject to the award is earned, vested, or acquired. Dividend equivalents may be either paid currently or credited to an account for the holder and may be settled in cash or common stock as determined by the Compensation Committee, in each case subject to such conditions, restrictions and contingencies as the Compensation Committee shall establish.

Term of Awards

The term of all awards are determined by the Compensation Committee and set forth in the applicable award agreement, provided that the term of any award may not be for more than 10 years (or five years in the case of an incentive stock option granted to any participant who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company), subject to earlier termination in connection with a termination of the holder's service with the Company and its subsidiaries or other forfeiture events.

Forfeiture Events

The Compensation Committee may specify in an award agreement that a participant's rights, payments and benefits with respect to an award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, which may include, for example, termination of a participant's service with the Company or any of its subsidiaries for "cause" (as defined in the award agreement), a participant's violation of applicable laws or policies of the Company or any of its subsidiaries, a participant's breach of restrictive covenants, or other conduct detrimental to the business or reputation of the Company.

Transferability

Unless specifically provided by the Compensation Committee in an award agreement, a participant's rights under the USIP may not be assigned, transferred, pledged or otherwise disposed of, except by will or the laws of descent and distribution. An award agreement (other than with respect to an incentive stock option) may permit the award to be transferred to family members, family trusts, family controlled entities, charitable organizations, and/or pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the participant.

Minimum Vesting

No options or stock appreciation rights granted under the USIP may vest prior to the first anniversary of the applicable date of grant, except for options or stock appreciation rights that vest as a result of a participant's death or Disability or the occurrence of a Transaction (each as defined in the USIP).

Individual Limits

Under the USIP, (a) the maximum number of shares with respect to which options and stock appreciation rights may be granted to an individual participant during a calendar year is 1.2 million shares, (b) the maximum number of shares with respect to which restricted stock, restricted stock unit, stock-based and stock awards may be granted to an individual participant during a calendar year is 3 million shares (regardless of when such shares are deliverable to the participant), and (c) the maximum number of shares

subject to awards that may be granted to any non-employee member of the Board during the fiscal year, taken together with any cash fees paid to such non-employee member of the Board during the fiscal year, shall not exceed $1 million in total value (calculating the value of any stock-based award based on the grant date fair value of such award for financial reporting purposes), in each case, subject to adjustment as described under "Changes in Capitalization" below.

Performance Based Compensation

When establishing performance goals applicable to any restricted stock, restricted stock unit, stock award or stock-based award under the USIP, the Compensation Committee may use one or more business criteria, including, without limitation, (a) annual revenue, (b) budget comparisons, (c) controllable profits, (d) Company earnings per share, (e) expense management, (f) improvements in capital structure, (g) net income, (h) net or gross sales, (i) operating income (pre- or post-tax), (j) profit margins, (k) operating or gross margin, (l) profitability of an identifiable business unit or product, (m) return on investments, (n) return on sales, (o) return on stockholders' equity, (p) total return to stockholders, (q) assets under management, (r) investment management performance, (s) mutual and other investment fund performance, (t) institutional account performance, (u) high net worth and other separate account performance, (v) cash flow, operating cash flow, or cash flow or operating cash flow per share (before or after dividends), (w) price of the shares or any other publicly traded securities of

the Company, (x) reduction in costs, (y) return on capital, including return on total capital or return on invested capital, (z) improvement in or attainment of expense levels or working capital levels, and (aa) performance of the Company relative to a peer group of companies and/or relevant indexes on any of the foregoing measures.

These performance goals may be applicable to the Company and/or any of its individual business units and may differ from participant to participant. In addition, these performance measures may be calculated in accordance with generally accepted accounting principles but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Compensation Committee, occurring after the establishment of the performance goals and may be otherwise adjusted as determined by the Compensation Committee.

Changes in Capitalization; Corporate Transactions

In the event of any change with respect to the outstanding shares of common stock resulting from a stock split, reverse stock split, stock dividend, extraordinary cash dividend, merger or corporate combination, combination or reclassification of the shares of common stock or any other similar transaction, the Compensation Committee may proportionately adjust any of the following, subject to any required action by the stockholders of the Company: (a) the number and/or kind of securities covered by each outstanding award, (b) the price per share covered by each such outstanding award, (c) the number and/or kind of securities which have been authorized for issuance under

the USIP but as to which no awards have yet been granted or which have been returned to the USIP upon cancellation or expiration of an award, (d) the maximum number of options, stock appreciation rights, restricted stock awards, restricted stock unit awards, stock awards and stock-based awards which may be granted to any participant in any one-calendar-year period, (e) any other value determinations applicable to the USIP and/or outstanding awards, and (f) any other terms of an award that are affected by the event. Any adjustments, determinations or interpretations made by the Compensation Committee shall be final, binding and conclusive.

In the event of the proposed dissolution or liquidation of the Company or a merger or corporate combination in which the successor corporation does not agree to assume awards under the USIP or substitute equivalent awards, the Compensation Committee will make a determination (subject to the requirements of the USIP, as described under "Amendment and Termination" below) as to the equitable treatment of outstanding awards under the USIP.

Amendment and Termination

The USIP has no pre-determined termination date. The Board may at any time amend or terminate the USIP. However, no such amendment or termination may materially and adversely affect the rights of any holder of an award previously granted under the USIP without written consent of the holder. In addition, no such amendment or termination will be made without the approval of the Company's stockholders to the extent such approval is required by applicable corporate, securities or tax laws, the requirements of any applicable stock exchange or if the amendment would lessen the stockholder approval requirements described in this paragraph or under "Stockholder Approval Required for Repricings" below. Notwithstanding that, the Board may, however, amend the USIP in such manner as it deems necessary to cause an award to comply with the requirements of the Code or any other applicable law, to avoid adverse tax consequences, or for changes in new accounting standards.

Stockholder Approval Required for Repricings

Reducing the exercise price of an option or the base appreciation amount of a stock appreciation right, or cancelling an underwater option or stock appreciation right in exchange for an equity award with a lower exercise price, purchase price, or base appreciation amount (as applicable), may not be done under the USIP without stockholder approval.

Certain Significant Federal Income Tax Consequences

The following discussion briefly describes certain significant U.S. federal income tax consequences of the USIP for participants and certain tax effects to the Company. The statements in the following paragraphs concerning certain significant U.S. federal income tax consequences of benefits under the USIP are based on the Code, and judicial and administrative interpretations, as of the date of this Proxy Statement, which are subject to change at any time (possibly with retroactive effect). No attempt has been made to discuss any potential foreign, state or local tax consequences. The U.S. tax law is technical and complex, and the discussion below represents only a general summary. The tax treatment of a participant in the USIP may vary depending on his or her particular situation and may, therefore, be subject to special rules not discussed below. Accordingly, participants in the USIP should consult with their own tax advisors regarding the particular tax consequences (including state and local taxes) to them. Nothing in this Proposal No. 3 guarantees any particular tax treatment.

Incentive Stock Options. Incentive stock options ("ISOs") granted under the USIP are intended to meet the definitional requirements of Section 422(b) of the Code for "incentive stock options." An employee who receives an ISO does not recognize any taxable income upon the grant of such ISO. Similarly, the exercise of an ISO generally does not give rise to federal income tax to the employee, provided that (i) the federal "alternative minimum tax," which depends on the employee's particular tax situation, does not apply and (ii) the employee is employed by the Company or its subsidiaries from the date of the grant of the ISO until three months prior to the exercise thereof, except where such employment terminates by reason of disability (where the three month period is extended to one year) or death (where this requirement does not apply). If any employee exercises an ISO after the requisite periods referred to in clause (ii) above, the ISO will be treated as an NSO (as defined below) and will be subject to the rules set forth below under the caption "Non-Qualified Stock Options and Stock Appreciation Rights." Further, if after exercising an ISO, an employee disposes of the common stock so acquired more than two years from the date of grant and more than one year from the date of transfer of the common stock pursuant to the exercise of such ISO (the "applicable holding period"), the employee will generally recognize capital gain or loss equal to the difference, if any, between the amount received for the shares and the exercise price.

If, however, any employee does not hold the shares so acquired for the applicable holding period, thereby making a "disqualifying disposition," the employee would recognize ordinary income equal to the excess of the fair market value of the shares at the time the ISO was exercised over the exercise price and the balance, if any, would generally be treated as capital gain. If the disqualifying disposition is a sale or exchange that would permit a loss to be recognized under the Code (were a loss in fact to be realized), and the sales proceeds are less than the fair market value of the shares on the date of exercise, the employee's ordinary income would be limited to the gain (if any) realized on the sale. If the exercise price exceeds the amount realized upon the disqualifying disposition, the difference would be a capital loss.

The Company will not be allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable holding period, of the common stock acquired upon exercise of an ISO. However, in the event of a disqualifying disposition, the Company generally will be entitled to a deduction in an amount equal to the ordinary income included by the employee, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable.

Non-Qualified Stock Options and Stock Appreciation Rights. Non-qualified stock options ("NSO") granted under the USIP are options that do not qualify as ISOs. An individual who receives an NSO or Stock Appreciation Right ("stock appreciation right") will not recognize any taxable income upon the grant of such NSO or stock appreciation right. However, the individual generally will recognize ordinary income upon exercise of an NSO in an amount equal to the excess of the fair market value of the shares of common stock underlying such NSO at the time of exercise over the aggregate exercise price of such shares subject to the NSO. Similarly, upon the receipt of cash or shares pursuant to the exercise of a stock appreciation right, the individual generally will recognize ordinary income in an amount equal to the sum of the cash and the fair market value of the shares received upon such exercise.

Individuals will recognize gain upon the disposition of any shares received upon exercise of an NSO or stock appreciation right equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above, plus, in the case of an NSO, the exercise price previously paid for such shares. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

A federal income tax deduction generally will be allowed to the Company in an amount equal to the ordinary income included by the individual with respect to the exercise of his or her NSO or stock appreciation right, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable.

Restricted Stock and Stock Awards. Restricted stock awards granted by the Company fall within the Code's guidelines for awards that are restricted as to transferability and subject to a substantial risk of forfeiture. Absent a written election under Section 83(b) of the Code filed with the Internal Revenue Service within 30 days after the date of transfer of such shares pursuant to the restricted stock award (a "Section 83(b) election"), an individual will recognize ordinary income at the earlier of the time at which (i) the shares become transferable or (ii) the restrictions that impose a substantial risk of forfeiture of such shares lapse, in an amount equal to the excess of the fair market value (on such date) of such shares over the price paid for the award, if any. With respect to stock awards, an individual will recognize ordinary income upon receipt.

An individual will recognize ordinary income as of the date the common stock is transferred to the individual (and for restricted stock awards, only if a Section 83(b) election is properly made), in an amount equal to the excess of the fair market value of the common stock as of that date over the amount paid for such stock, if any.

The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the individual, provided that such amount constitutes an ordinary and necessary business expense and is reasonable.

Individuals will recognize gain upon the disposition of any shares received equal to the excess of (i) the amount realized on such disposition over (ii) the sum of the amount paid, if any, for such shares plus the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

Restricted Stock Unit and Stock-Based Awards. Recipients of restricted stock unit and stock-based awards generally should not recognize taxable income until such awards are settled into cash or shares of common stock (as applicable). Upon settlement, the individual will normally recognize ordinary income equal to the amount of cash and fair market value of the shares, if any, received upon such conversion. The Company generally will be allowed a deduction for federal income tax purposes in an amount equal to the ordinary income recognized by the recipient, provided that such amount constitutes an ordinary and necessary business expense and is reasonable.

Individuals will recognize gain upon the disposition of any shares received upon conversion of the restricted stock unit or stock-based awards equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long- or short-term capital gain depending on whether the shares were held for more than one year.

Section 409A. Section 409A of the Code imposes certain requirements on nonqualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions may be made only on specified dates or on or following the occurrence of certain events (e.g., the individual's separation from service or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain officers and other individuals, Section 409A requires that such individual's distributions of non-qualified deferred compensation in connection with a separation from service commence no earlier than six months after such individual's separation from service.

Awards granted under the USIP with a deferral feature will generally be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award will recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as possible interest-like charges and penalties. Certain states have enacted laws similar to Section 409A, which impose additional taxes, interest and penalties on non-qualified deferred compensation arrangements.

Section 280G. Under certain circumstances, accelerated vesting, exercise or payment of awards under the USIP in connection with a "change in control" of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute payment provisions of Code Section 280G. To the extent it is so considered, the participant holding the award would be subject to an excise tax equal to 20% of the amount of the excess parachute payment, and the Company would be denied a tax deduction for the excess parachute payment.

New Plan Benefits

Because grants under the USIP are subject to the discretion of the Compensation Committee, it is not possible to determine the benefits that will be received by executive officers, other employees and directors if the amendment and restatement to the USIP is approved by the stockholders.

However, it is anticipated that, among others, all of our current executive officers, including our named executive officers, and our non-employee directors will receive awards under the USIP.

Other Information

The closing price of a share of common stock on December 11, 2020 was $24.33 per share. If stockholders do not approve this Proposal, the requested increase in the number of authorized shares available for delivery under the USIP and certain other changes cannot be implemented, and the Company will consider its alternatives.

As noted below under "Equity Compensation Plan Information," in connection with the Company's acquisition of Legg Mason, the Company assumed and amended and restated the Legg Mason, Inc. 2017 Equity Incentive Plan. As of December 1, 2020, approximately 14,784,566 shares remained available for future issuance under the EIP (as defined below). However, awards under the EIP may not be granted by the Company to individuals who were employed by the Company or entities that were its subsidiaries immediately prior to the closing of the acquisition on July 31, 2020.

The table below shows the number of shares of common stock underlying outstanding restricted stock unit awards as of December 1, 2020, that have been granted to certain individuals or groups of individuals under the USIP since its inception in October 2002. There were no stock options or other rights outstanding to acquire shares under the USIP.

Name and Position or Group	Shares Underlying Outstanding Restricted Stock Unit Awards[1]
Jennifer M. Johnson, President and Chief Executive Officer	367,102
Gregory E. Johnson, Executive Chairman, Chairman of the Board, Former Chief Executive Officer	351,362
Matthew Nicholls, Executive Vice President and Chief Financial Officer	56,673
Craig S. Tyle, Executive Vice President and General Counsel	59,402
Jed A. Plafker, Executive Vice President	124,227
All Current Executive Officers as a Group[2]	1,040,774
All Current Directors Who Are Not Executive Officers as a Group	0
Each Nominee for Election as Director	
Mariann Byerwalter	0
Alexander S. Friedman	0
Gregory E. Johnson	(See above)
Jennifer M. Johnson	(See above)
Rupert H. Johnson, Jr.	0
John Y. Kim	0
Anthony J. Noto	0
John W. Thiel	0
Seth H. Waugh	0
Geoffrey Y. Yang	0
Each Associate of Any of Such Directors, Executive Officers or Nominees: **Ian Westley**[3]	0
Each Other Person Who Received or is to Receive 5% of Such Options or Rights	0
All current Employees, including Current Officers who are not Executive Officers, as a Group	5,745,419

[1] *Outstanding restricted stock unit awards as of December 1, 2020. Assumes the maximum level of performance is achieved under applicable performance goals for outstanding performance-based awards, however, the payouts will be based on actual achievement.*

[2] *Includes shares underlying outstanding awards, if any, listed separately for Ms. Johnson and Messrs. G. Johnson, Nicholls, Tyle, and Plafker, and Mr. R.H. Johnson, Jr., as well as shares underlying outstanding awards for all other current Executive Officers.*

[3] *Mr. Wesley is the son of Mr. Tyle.*

Equity Compensation Plan Information

The following table sets forth certain information as of September 30, 2020, with respect to the shares of the Company's common stock that may be issued under the Company's existing compensation plans that have been approved by stockholders and plans that have not been approved by stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders[1]	3,203,442[2]	N/A[3]	15,895,743[4]
Equity compensation plans not approved by stockholders[5]	0[6]	N/A[7]	23,049,473
Total	**3,203,442**	**N/A**	**38,945,216**

[1] Consists of the USIP (without regard to the increase in shares in Proposal No. 3) and the Company's 1998 Employee Stock Investment Plan, as amended and restated (the "ESIP"). Equity securities granted under the USIP may include awards in connection with the Company's Amended and Restated Annual Incentive Compensation Plan and the Company's 2014 Key Executive Incentive Compensation Plan.

[2] Represents restricted stock unit awards under the USIP that may be settled in shares of the Company's common stock. Excludes options to purchase shares of the Company's common stock accruing under the Company's ESIP. Under the ESIP, each eligible employee is granted a separate option to purchase up to 6,000 shares of common stock each semi-annual accrual period on January 31 and July 31 at a purchase price per share equal to 85% of the fair market value of the common stock on the enrollment date or the exercise date, whichever is lower.

[3] Does not take into account restricted stock unit awards under the USIP.

[4] As of September 30, 2020, 5,866,336 shares of common stock were available for future issuance under the ESIP and 10,029,407 shares of common stock were available for future issuance under the USIP.

[5] In connection with the acquisition of Legg Mason on July 31, 2020, the Company assumed, and amended and restated, the Legg Mason, Inc. 2017 Equity Incentive Plan, but did not assume awards outstanding at the time of acquisition. Please see "Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan" below for a summary of material features of the EIP. No individual who provided services to the Company or any of its subsidiaries prior to July 31, 2020 is eligible to participate in the EIP.

[6] Represents restricted stock unit awards under the EIP that may be settled in shares of the Company's common stock.

[7] Does not take into account restricted stock unit awards under the EIP.

Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan

The following summary describes material features of the Amended and Restated Franklin Resources, Inc. 2017 Equity Incentive Plan (the "EIP") but is not intended to be complete and is qualified in its entirety by reference to the EIP, a copy of which is filed as Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by the Company on October 6, 2020. Capitalized terms not otherwise defined are used as set forth in the EIP.

Purpose

The EIP was originally adopted as the Legg Mason, Inc. 2017 Equity Incentive Plan, and was amended and restated and assumed by the Company in connection with the closing of the Company's acquisition of Legg Mason on July 31, 2020 (the "Closing"). The purpose of the EIP is to provide motivation to key employees of the Company and its subsidiaries to put forth maximum efforts toward the continued growth, profitability, and success of the Company and its subsidiaries by providing incentives to such key employees through the ownership and performance of the equity interests in the Company.

Administration

The Compensation Committee of the Company's Board of Directors (or such other committee designated by the Board) administers the EIP. The Committee has the authority to interpret the EIP, designate key employees who are eligible for awards pursuant to the EIP, determine the form of an award under the EIP, grant waivers of EIP terms and conditions, accelerate the vesting, exercise or payment of an award and take any and all other actions it deems necessary for the proper operation and administration of the EIP.

All determinations of the Committee will be made by a majority of its members, and its determinations will be final, binding and conclusive on all interested persons, including the Company and each participant. All actions required of the Committee under the EIP will be made in the Committee's sole discretion, not in a fiduciary capacity and need not be uniformly applied to other persons, including similarly situated persons.

The Committee may delegate its authority and duties under the EIP to the Chief Executive Officer or to other senior officers of the Company under such conditions and subject to such limitations as the Committee may establish; *provided, however*, that only the Committee may grant awards to participants who are subject at the time of grant to Section 16 of the Exchange Act or whose compensation is to be determined by the Committee pursuant to the Committee's charter or other governing document approved by the Board.

Shares Authorized

The EIP covers 23,049,473 shares of Common Stock, and the maximum number of shares of Common Stock available for awards granted under the EIP to any one individual during any calendar year is 2,375,297, in each case, as may be adjusted pursuant to the terms of the EIP. As of December 1, 2020, approximately 14,784,566 shares remained available for future issuance under the EIP.

Shares of Common Stock delivered under the EIP may be authorized and unissued shares of Common Stock or treasury shares. For purposes of determining the remaining shares of Common Stock available for grant under the EIP, to the extent that an award under the EIP expires or is canceled, forfeited, settled in cash, or otherwise terminated without delivery to the participant of the full number of shares of Common Stock to which the award related, the undelivered shares of Common Stock will again be available for grant. Shares of Common Stock tendered by a participant or withheld by the Company in payment of any exercise price or to fund any tax withholding obligation will also again be available for grant. Only shares of Common Stock delivered upon exercise of a stock appreciation right will be counted against the EIP limit and any shares covered by a stock appreciation right in excess of the number of shares of Common Stock delivered upon exercise of such stock appreciation right will again be available for grant under the EIP.

Eligibility and Participation

Any officer of the Company or any of its subsidiaries and any other employee of the Company or any of its subsidiaries so designated by the Committee is eligible to participate in the EIP; *provided, however*, that no individual who provided services to the Company or any of its subsidiaries prior to the Closing is eligible to participate in the EIP.

Types of Awards

Stock Options and Stock Appreciation Rights. Stock options granted under the EIP are not intended to qualify as an incentive stock options. The Committee will, with regard to each stock option, determine and set forth in the applicable award agreement: (a) the number of shares subject to the option, (b) the manner and time of the option's exercise and vesting, (c) the exercise price per share of stock subject to the option, and (d) the methods by which the exercise price may be paid. A stock appreciation right may be granted in tandem with all or a portion of a related stock option or may be granted separately. The exercise price for a stock option or stock appreciation right is determined by the Committee but may not be less than the Fair Market Value per share of the Common Stock on the date the award is granted. A tandem stock appreciation right shall be exercisable to the extent, and only to the extent, that the related stock option is exercisable, and the exercise price of such a stock appreciation right shall be the option price under the related stock option.

Generally, unless otherwise specifically determined by the Committee, a stock appreciation right may vest only while a recipient is employed by the Company or any of its subsidiaries or rendering services to the Company or any of its subsidiaries, and all vesting will cease upon a recipient's termination for any reason. If a stock appreciation right is exercisable in installments, such installments or portions that become exercisable will remain exercisable until the stock appreciation right expires, is canceled or otherwise terminates.

Stock Awards. Awards may be granted in the form of stock awards, which may consist of grants of Common Stock, restricted shares of Common Stock or restricted stock units. The terms and conditions of each such award are determined by the Committee and set forth in the applicable award agreement.

Performance Units and Performance Shares. Awards may be granted in the form of performance units or performance shares. Performance units are units valued by reference to designated criteria established by the Committee, other than Common Stock. Performance shares refer to shares of Common Stock or Units which are expressed in terms of Common Stock.

Other Incentive Awards. Subject to applicable law, the Committee may provide for the grant of other incentive awards, which are awards that are not otherwise specified under the terms of the EIP, including awards that are payable in whole or in part in cash and whose value is not related to Common Stock. Such awards will be subject to terms and conditions that are determined by the Committee and set forth in the applicable award agreement.

Dividends or Dividend Equivalents. No dividends or dividend equivalents will be paid or accrue with respect to stock options or stock appreciation awards. Awards granted under the EIP other than stock options and stock appreciation awards may, to the extent permitted under Section 409A of the Code, include an entitlement to receive dividend equivalents, subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee may establish. Dividends equivalents will be paid to the recipient at the time and in the manner specified by the Committee in the applicable award agreement. Dividends equivalents may, at the Committee's discretion, accrue interest, be reinvested into additional shares of Common Stock or, in the case of dividends or dividend equivalents credited in connection with performance shares, be credited as additional performance shares.

Termination of Employment

If a recipient's employment with the Company or any of its subsidiaries terminates for a reason other than death, disability, retirement, or any approved reason, all unexercised, unearned, and/or unpaid awards under the EIP will be canceled or forfeited, as the case may be, unless the Committee provides otherwise. The Committee has the authority to promulgate rules and regulations to (i) determine what events constitute disability, retirement, or termination for an approved reason for purposes of the EIP, and (ii) determine the treatment of a recipient under the EIP in the event of death, disability, retirement, or termination for an approved reason.

Term of Awards

The term of all awards are determined by the Committee and set forth in the applicable award agreement, subject to earlier termination in connection with a termination of the holder's service with the Company and its subsidiaries or other forfeiture events.

Transferability

Stock options, stock appreciation awards, performance shares or other derivative securities (as defined in the rules and regulations promulgated under Section 16 of the Exchange Act) awarded under the EIP may not be sold, transferred, pledged, assigned, encumbered or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; *provided, however*, that the Committee may, subject to such terms and conditions as the Committee will specify, permit the transfer of an award to a recipient's family members or to one or more trusts established in whole or in part for the benefit of one or more of such family members.

Claw Back Provision

All awards are subject to the terms of the Company's claw back, recoupment, forfeiture and repayment policies as in effect from time to time. By accepting an award, a recipient agrees promptly to repay or return to the Company the gross amount received in payment or settlement of any award to the extent that the Committee requires such repayment in accordance with the terms and provisions of the applicable policy, as construed and applied by the Committee.

Noncompetition Provision

Unless otherwise specified in the respective award agreement or notice, all awards are expressly made subject to the following noncompetition provisions: a recipient will forfeit all unexercised, unearned, and/or unpaid awards, including, but not by way of limitation, awards earned but not yet paid, the right to all dividends and dividend equivalents, and all interest, if any, accrued on the foregoing if, (i) in the opinion of the Committee, the recipient, without the written consent of the Company, engages directly or indirectly in any manner or capacity as principal, agent, partner, officer, director, employee, or otherwise, in any business or activity competitive with the business conducted by the Company or any of its subsidiaries; or (ii) the recipient performs any act or engages in any activity which in the opinion of the Chief Executive Officer of the Company is inimical to the best interests of the Company. In addition, the Committee may, in its discretion, condition the grant, exercise, payment or deferral of any award granted under the EIP, or the right to any dividends and dividend equivalents, on a recipient's compliance with the terms of the noncompetition provision contained in the EIP and any other terms specified by the Committee in the award agreement or notice, and cause the recipient to forfeit any payment which is deferred or to grant to the Company the right to obtain equitable relief if the recipient fails to comply with the terms thereof.

Changes in Capitalization; Corporate Transactions

In the event of a merger, consolidation, stock rights offering, liquidation, or similar event affecting the Company or any of its affiliates (each, a "Corporate Event") or a stock dividend, stock split, reverse stock split, separation, spinoff, disaffiliation, reorganization, extraordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company, in each case, that occurs after the date of grant of any award, the Committee or the Board is required to make such equitable and appropriate substitutions or adjustments to (i) the aggregate number of shares of Common Stock reserved for issuance and delivery under the EIP, (ii) the various maximum limitations set forth in the EIP upon certain types of awards and upon the grants to individuals of certain types of awards, (iii) the number of shares of Common Stock subject to outstanding awards, and (iv) the exercise price of outstanding awards as it deems appropriate.

In addition, in the case of Corporate Events, the Committee may also take any of the following actions, without limitation, with respect to outstanding awards under the EIP:

(a) the cancellation of outstanding awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such awards, as determined by the Committee or the Board in its sole discretion in accordance with the terms of the EIP, and

(b) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the shares subject to outstanding awards.

In connection with any disaffiliation, separation, spinoff, or other similar event, the Committee or the Board may also arrange for the assumption of awards, or replacement of awards with new awards based on securities or other property (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected affiliate or business division or by the entity that controls such affiliate or business division following such event (as well as any corresponding adjustments to awards that remain based upon Company securities). Such replacement with new awards may include revision of award terms reflective of circumstances associated with the disaffiliation, separation, spinoff or other similar event. In addition, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or an affiliate, business division or other operational unit of, or the manner in which any of the foregoing conducts its business, or other events or circumstances render the performance goals applicable to an award to be unsuitable, the Committee may modify such performance goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

Amendment and Termination

The Committee may at any time unilaterally amend any unexercised, unearned, or unpaid award, including, but not by way of limitation, awards earned but not yet paid, to the extent it deems appropriate; *provided, however,* that any such amendment which, in the opinion of the Committee, is adverse to a recipient will require the recipient's consent (unless such amendment is necessary or advisable, in the opinion of the Committee, to conform to or maintain compliance with any and all applicable statutes, regulations and rules). Notwithstanding, the Committee may not accelerate the payment or settlement of any award that constitutes a deferral of compensation for purposes

of Section 409A of the Code, except to the extent such acceleration would not result in the recipient incurring interest or additional tax under Section 409A of the Code.

The Board or the Committee may suspend or terminate the EIP at any time. In addition, the Board or the Committee may, from time to time, amend the EIP in any manner. To the extent required by applicable law or the rules of the New York Stock Exchange or the rules of any other exchange on which the Common Stock is listed, amendments to the EIP will not be effective unless they are approved by the Company's stockholders.

RECOMMENDATION OF THE BOARD

The Board of Directors recommends that the stockholders vote **FOR** the amendment and restatement of the USIP. The voting requirements for this proposal are described in the "Voting Information" section above. If you own shares through a broker, you must instruct your broker how to vote in order for your vote to be counted on this proposal.

ADDITIONAL INFORMATION

Stockholder Proposals and Nominations of Directors at 2022 Annual Meeting

PROPOSALS TO BE CONSIDERED FOR INCLUSION IN THE COMPANY'S PROXY MATERIALS (RULE 14A-8)

If a stockholder wishes to present any proposal for inclusion in the proxy materials to be distributed by us in connection with our 2022 annual meeting, the proposal must be received by the Secretary of the Company on or before August 30, 2021. The proposal must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

DIRECTOR NOMINATIONS FOR INCLUSION IN THE COMPANY'S PROXY MATERIALS (PROXY ACCESS)

A stockholder (or a group of up to 20 stockholders) who has owned at least 3% of our shares continuously for at least three years and has complied with the other requirements and procedures in our Amended and Restated Bylaws ("Bylaws") may nominate and include in the Company's proxy materials director nominees constituting the greater of two directors or 20% of our Board. Notice of a proxy access nomination for consideration at our 2022 annual meeting must be received in accordance with the procedures and timing set forth in our Bylaws, as generally described under "General Procedures and Timing for Proposals and Nominations Under our Bylaws" below.

GENERAL PROCEDURES AND TIMING FOR PROPOSALS AND NOMINATIONS UNDER OUR BYLAWS

Our Bylaws contain an advance notice of stockholder business and nominations requirement (Section 2.3 of the Bylaws), which generally prescribes the procedures that a stockholder of the Company must follow if the stockholder intends, at an annual or special meeting of stockholders, to nominate a person for election to the Company's Board of Directors or to propose other business to be considered by stockholders. These procedures include, among other things, that the stockholder give timely notice to the Secretary of the Company of the nomination or other proposed business, that the notice contain specified information, and that the stockholder comply with certain other requirements. If a stockholder's nomination or proposal is not in compliance with the procedures set forth in our Bylaws, the Company may disregard such nomination or proposal.

Generally, in the case of an annual meeting of stockholders, a stockholder's notice in order to be timely must be delivered in writing to the Secretary of the Company, at its principal executive office, not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date on which the

Company first (i) mailed its notice of annual meeting, proxy statement and proxy or (ii) sent its notice of annual meeting and notice of internet availability of its proxy materials, whichever is earlier, for the immediately preceding year's annual meeting. As specified in our Bylaws, different notice deadlines apply in the case of a special meeting, or when the date of an annual meeting is more than 30 days before or after the first anniversary of the prior year's meeting.

Accordingly, assuming that the Company's 2022 annual meeting of stockholders is held within 30 days of the anniversary of the Company's 2021 annual meeting of stockholders, the stockholder must deliver a notice of such nomination or proposal to the Company's Secretary not later than the close of business on August 30, 2021, and not earlier than the close of business on July 31, 2021, and comply with the requirements of our Bylaws. If a stockholder submits a proposal outside of Rule 14a-8 for the Company's 2022 annual meeting of stockholders and such proposal is not delivered within the time frame specified in our Bylaws, the Company's proxy may confer discretionary authority on persons being appointed as proxies on behalf of the Company to vote on such proposal.

ADDITIONAL REQUIREMENTS

Under our Bylaws, any notice of proposed business must include a description of the business and the reasons for bringing the proposed business to the meeting, any material interest of the stockholder in the business and certain other information about the stockholder. Any notice of a nomination or a proxy access nomination must provide information about the stockholder and the nominee, as well as the written consent of the proposed nominee to being named in the proxy statement and to serve as a director if elected.

A copy of the Company's Bylaws specifying the advance notice requirements for proposing business or nominations, and for proposing proxy access nominations, has been filed with the SEC, and is available on the SEC's website.

ADDRESS TO SUBMIT PROPOSALS AND NOMINATIONS

In each case, proxy proposals, proxy access nominations and nominations for director nominees and/or an item of business to be introduced at an annual meeting of stockholders must be submitted in writing to the Secretary of the Company, One Franklin Parkway, San Mateo, California 94403-1906.

Contact the Board of Directors

Stockholders and others may contact the Board, the non-management directors, the independent directors or any other individual director by sending a written communication appropriately addressed to:

Board of Directors
Franklin Resources, Inc.
c/o Secretary of the Company
One Franklin Parkway
San Mateo, CA 94403-1906

You may specify whether you would prefer to direct your communication to the full Board of Directors, only the non-management directors or any other particular individual director. Stockholders making such communications are encouraged to state that they are stockholders and provide the exact name in which their shares are held and the number of shares held.

In addition, the Company has established separate procedures for its employees to submit concerns on an anonymous and confidential basis regarding questionable accounting, internal accounting controls or auditing matters and possible violations of the Company's Code of Ethics

and Business Conduct, securities laws or other laws, which procedures are available on the Company's Intranet.

Non-employees may submit any complaint regarding accounting, internal accounting controls or auditing matters directly to the Audit Committee of the Board of the Directors by sending a written communication appropriately addressed to:

Audit Committee
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

Electronic Access to Proxy Materials and Virtual Annual Meeting

Whether you received the Notice of Internet Availability of Proxy Materials or paper copies of proxy materials, the Company's proxy materials, including this Proxy Statement and our Annual Report, are available for you to review online. To request a paper copy of proxy materials, please call 1-800-579-1639, or you may request a paper copy by email at sendmaterial@proxyvote.com, or by logging onto *www.proxyvote.com*.

For instructions to access the Virtual Annual Meeting site, please visit www.virtualshareholdermeetings.com/BEN2021, and have available your 16-digit control number from your proxy card in order to access the meeting.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials (or proxy materials in the case of stockholders who receive paper copies of proxy materials), addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

A number of banks and brokers with account holders who are beneficial holders of the Company's common stock will be householding the Company's Notice of Internet Availability of Proxy Materials (or proxy materials in the

case of stockholders who receive paper copies of proxy materials). If you have received notice from your bank or broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Notice of Internet Availability of Proxy Materials (or proxy material, if applicable), please notify your bank or broker, or contact Investor Relations, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906, Telephone (650) 312-4091. The Company undertakes, upon oral or written request, to deliver promptly a separate copy of the Company's Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) to a stockholder at a shared address to which a single copy of the document was delivered. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials (or proxy materials, if applicable) at their address and would like to request householding of their communications should contact their bank or broker or Investor Relations at the contact address and telephone number provided above.

The Annual Report

The Company's Annual Report for fiscal year 2020 is available for viewing under the "Stockholder Services" tab in the "Investor Relations" section of the Company's website at *www.franklinresources.com*. Please read it carefully. The financial statements and the Annual Report do not, however, legally form any part of this proxy soliciting material.

Annual Report on Form 10-K

The Company filed an annual report on Form 10-K for fiscal year ended September 30, 2020 with the SEC. Stockholders may obtain a copy, without charge, by visiting the Company's website at *www.franklinresources.com* under "Investor Relations."

The Company will provide a copy of the fiscal year 2020 annual report on Form 10-K, including the financial statements and financial schedules, upon written request to the Company's Secretary at the Company's principal executive offices, Franklin Resources, Inc., One Franklin Parkway, San Mateo, CA 94403-1906. Additionally, we will provide copies of the exhibits to the annual report on Form 10-K upon payment of a reasonable fee (which will be limited to our reasonable expenses in furnishing such exhibits).

By order of the Board of Directors,

Aliya S. Gordon
Vice President and Secretary

December 28, 2020

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APPENDIX A

Franklin Resources, Inc.
2002 Universal Stock Incentive Plan

As Amended and Restated
[effective February 9, 2021]

1. <u>General</u>

   1.1. <u>Purpose</u>. The Franklin Resources, Inc. 2002 Universal Stock Incentive Plan (the "<u>2002 Stock Plan</u>") has been established by Franklin Resources, Inc., a Delaware corporation (the "<u>Company</u>") to (i) attract and retain persons eligible to participate in the 2002 Stock Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range performance goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align Participants' interests with those of the Company's other stockholders through compensation that is based on the Company's common stock; and thereby promote the long-term financial interest of the Company and the Subsidiaries.

   1.2. <u>Participation</u>. Subject to the terms and conditions of the 2002 Stock Plan, a Committee shall determine and designate, from time to time, from among the Participants, those persons who will be granted one or more Awards under the 2002 Stock Plan. In the discretion of a Committee, a Participant may be granted any Award permitted under the provisions of the 2002 Stock Plan, and more than one Award may be granted to a Participant. Awards may be granted as alternatives to or replacement of awards outstanding under the 2002 Stock Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Designation of a Participant in any year shall not require a Committee to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of an Award as granted to such person in any other year.

   1.3. <u>Operation, Administration, and Definitions</u>. The operation and administration of the 2002 Stock Plan, including the Awards made under the 2002 Stock Plan, shall be subject to the provisions of Section 4.

Capitalized terms in the 2002 Stock Plan shall be defined as set forth in the 2002 Stock Plan (including the definition provisions of Section 9 of the 2002 Stock Plan).

   1.4. Stock Subject to 2002 Stock Plan; Share Counting. Subject to the provisions of this Section 1.4, Section 6.1 and Section 11.1 of the 2002 Stock Plan, the maximum aggregate number of Shares which may be delivered pursuant to Awards, including, without limitation, the number of Shares that may be granted pursuant to Options (including Incentive Stock Options) and SARs, is 140,000,000 (after giving effect to the stock split effected by the Company in July 2013 in the form of a stock dividend (the "2013 stock split")) (the "<u>Share Reserve</u>"). The Shares may be authorized but unissued, or reacquired Common Stock.

   (a) Except as set forth in Section 1.4(b) and (c), to the extent any Shares covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or canceled, or the Shares are not delivered because the Award is settled in cash, such Shares shall not be deemed to have been delivered for purposes of determining the maximum number of Shares available for delivery pursuant to Awards granted under the 2002 Stock Plan.

   (b) All Shares covered by the portion of a SAR that is exercised (whether or not Shares are actually issued to the Participant upon exercise of the SAR) shall be considered issued pursuant to the 2002 Stock Plan.

   (c) If Shares are surrendered or withheld as payment of either the exercise price of an Option granted hereunder and/or withholding taxes in respect of such an Option (including, without limitation, by attestation), such Shares shall not be returned to the 2002 Stock Plan and shall not be available for future awards under the 2002 Stock Plan.

(d) Subject to adjustment under Section 6.1 and after giving effect to the 2013 stock split, (i) the maximum number of shares that may be granted to any one individual Participant pursuant to Section 2 (relating to Options and SARs) shall be 1,200,000 Shares during any one-calendar-year period and (ii) the maximum number of Shares that may be granted to any one individual Participant subject to Section 3 (relating to Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards) shall be 3,000,000 Shares during any one-calendar-year period (regardless of when such Shares are deliverable).

(e) Subject to adjustment under Section 6.1, the maximum number of Shares subject to Awards granted during a single fiscal year of the Company to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board during the fiscal year, shall not, in each case, exceed $1,000,000 in total value (calculating the value of any stock-based Award based on the grant date fair value of such Award for financial reporting purposes).

2. Options and SARs

2.1. Options.

(a) An Option is a grant of a right to purchase Shares at an exercise price established by the Compensation Committee, subject to Section 2.3. Options granted under this Section 2 may be either Incentive Stock Options ("ISO") or Nonstatutory Stock Options ("NSO"), as determined in the discretion of the Compensation Committee.

(b) Each Option shall be designated in the written option agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Optionee during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be automatically treated as Nonstatutory Stock Options. For purposes of this paragraph 2.1(b), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of

the underlying Shares shall be determined as of the original date on which the Option is granted. In the event that the Code or the regulations promulgated thereunder are amended after the date the 2002 Stock Plan becomes effective to provide for a different limit on the Fair Market Value of Shares permitted to be subject to Incentive Stock Options, then such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

(c) The term of each Option shall be the term stated in the Award Agreement; provided, however, that in the case of any Incentive Stock Option, the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement. However, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(d) The date of grant of an Option shall, for all purposes, be the date on which the Compensation Committee makes the determination granting such Option, or such other future date as is determined by the Compensation Committee. Notice of the determination shall be given to each Participant to whom an Option is so granted within a reasonable time after the date of such grant.

2.2. Stock Appreciation Rights. A Stock Appreciation Right ("SAR") is a grant of rights to receive, in cash or Stock (as determined by the Compensation Committee), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of Shares at the time of exercise; over (b) a base appreciation amount established by the Compensation Committee, subject to Section 2.3.

2.3. Exercise Price. The exercise price or base appreciation amount (as applicable) of each Option and SAR shall be established by the Compensation Committee or shall be determined by a method established by the Compensation Committee at the time the Option or SAR is granted; provided, that:

(a) In the case of an ISO,

   (i) granted to an employee who, at the time of the grant of such Incentive Stock Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant;

   (ii) granted to any other employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(b) In the case of a NSO, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(c) In the case of a SAR, the base appreciation amount shall be no less than 100% of the Fair Market Value per Share on the date of grant.

2.4. <u>Time and Manner of Exercise</u>. Options and SARs shall be exercisable in accordance with such terms and conditions and during such periods as may be established by a Committee; subject to the following terms regarding Options and SARs:

(a) <u>Termination of Service</u>. In the event of termination of an Optionee's Service, such Optionee may, but only within ninety (90) days after the date of such termination (unless such other period is set out by a Committee in the Award Agreement, which period shall control, but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), exercise the Option to the extent that Optionee was entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of such termination, or if Optionee does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(b) <u>Disability of Optionee</u>. Notwithstanding the provisions of paragraph 2.4(a) above, in the event of termination of an Optionee's Service as a result of Optionee's Disability, Optionee (or Optionee's legal representative) may, but only within six (6) months from the date of such termination (unless such other period is set out by a Committee in the Award Agreement, which period shall control,

but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), exercise the Option to the extent otherwise entitled to exercise it at the date of such termination. To the extent that Optionee was not entitled to exercise the Option at the date of termination, or if Optionee (or Optionee's legal representative) does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(c) <u>Death of Optionee</u>. Notwithstanding the provisions of paragraph 2.4(a) above, in the event of the death of an Optionee, the Option may be exercised, at any time within twelve (12) months following the date of death (unless such other period is set out by a Committee in the Award Agreement, which period shall control, but in no event later than the expiration date of the term of such Option as set forth in the Award Agreement), by the Optionee's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the Optionee was entitled to exercise the Option at the date of death. To the extent that Optionee was not entitled to exercise the Option at the date of death, or if the Optionee's estate or person who acquired the right to exercise the Option by bequest or inheritance does not exercise such Option to the extent so entitled within the time specified herein, the Option shall terminate.

(d) <u>Minimum Vesting Requirement</u>. No Option or SAR shall become vested or exercisable prior to the first anniversary of its date of grant; provided, however, that such minimum vesting requirement shall not apply to Options or SARs that vest as a result of a Participant's death or Disability, or the occurrence of a Transaction.

2.5. <u>Payment of Exercise Price</u>. Payment of the exercise price of an Option shall be subject to the following:

(a) The full exercise price for Shares purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by a Committee and described in paragraph 2.5(b), payment may be made as soon as practicable after the exercise).

(b) The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by a Committee (and, in the case of an Incentive Stock Option, shall be determined at the time of grant) and may, in the discretion of a Committee, consist entirely of (i) cash, (ii) check, (iii) delivery of authorization for the Company to retain from the total number of Shares as to which the Option is exercised that number of Shares having a Fair Market Value on the date of exercise equal to the exercise price for the total number of Shares as to which the Option is exercised, (iv) delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, (v) irrevocably authorizing a third party to sell Shares (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise, (vi) any combination of the foregoing methods of payment, or (vii) such other consideration and method of payment for the issuance of Shares to the extent permitted under Applicable Laws.

2.6. Settlement of Award. Shares delivered pursuant to the exercise of an Option or SAR shall be subject to such conditions, restrictions and contingencies as a Committee may establish in the applicable Award Agreement at the time of grant. Settlement of SARs may be made in Shares (valued at their Fair Market Value at the time of exercise), in cash, or in a combination thereof, as determined in the discretion of a Committee. A Committee, in its discretion, may impose such conditions, restrictions and contingencies with respect to Shares acquired pursuant to the exercise of an Option or a SAR as such Committee determines to be desirable.

3. Other Stock Awards or Stock-based Awards

3.1. Restrictions on Stock Awards. Each Restricted Stock Award, Restricted Stock Unit Award, Stock Award and Stock-Based Award shall be subject to the following:

(a) Any such Awards shall be subject to such conditions, restrictions and contingencies as a Committee shall determine and set forth in the applicable Award Agreement or otherwise.

(b) A Committee may designate whether any such Awards being granted to any Participant shall be subject to a risk of forfeiture or other

restrictions that will lapse upon the achievement of certain performance goals, which may be tied to one or more business criteria, including, without limitation: (a) annual revenue, (b) budget comparisons, (c) controllable profits, (d) Company earnings per share, (e) expense management, (f) improvements in capital structure, (g) net income, (h) net or gross sales, (i) operating income (pre- or post-tax), (j) profit margins, (k) operating or gross margin, (l) profitability of an identifiable business unit or product, (m) return on investments, (n) return on sales, (o) return on stockholders' equity, (p) total return to stockholders, (q) assets under management, (r) investment management performance, (s) mutual and other investment fund performance, (t) institutional account performance, (u) high net worth and other separate account performance, (v) cash flow, operating cash flow, or cash flow or operating cash flow per share (before or after dividends), (w) price of the Shares or any other publicly traded securities of the Company, (x) reduction in costs, (y) return on capital, including return on total capital or return on invested capital, (z) improvement in or attainment of expense levels or working capital levels, and (aa) performance of the Company relative to a peer group of companies and/or relevant indexes on any of the foregoing measures. The performance goals may be applicable to the Company and/or any of its individual business units and may differ from Participant to Participant. In addition, the performance goals may be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Compensation Committee, occurring after the establishment of the performance goals and may be otherwise adjusted as determined by the Compensation Committee.

3.2. Restricted Stock Awards.

(a) Subject to the applicable Award Agreement, a Participant shall have all rights of a stockholder with respect to the Shares granted to the Participant under a Restricted Stock Award, including the right to vote the Shares and receive all dividends and other distributions paid or made with respect thereto, unless a Committee determines otherwise at the time the Restricted Stock Award is granted.

(b) If a Participant makes an election pursuant to Section 83(b) of the Code with respect to a Restricted Stock Award, the Participant shall promptly provide the Company with a copy of the properly filed election. A Committee may provide in an Award Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the Award under Section 83(b) of the Code.

4. Operation and Administration

4.1. Effective Date. The 2002 Stock Plan became effective as of October 10, 2002 (the "Effective Date"). The 2002 Stock Plan shall be unlimited in duration and, in the event of the 2002 Stock Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that to the extent required by the Code, no ISO may be granted under the 2002 Stock Plan after December 15, 2030.

4.2. Term of Awards. Subject to the limitations of Section 2.1(c), the term of each Award under the 2002 Stock Plan shall be the term stated in the applicable Award Agreement, provided, that the term shall be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the specified term of any Award shall not include any period for which the Participant has elected to defer the receipt of the Shares or cash issuable pursuant to the Award.

4.3. General Restrictions. Delivery of Shares or other amounts under the 2002 Stock Plan shall be subject to the following:

(a) Notwithstanding any other provision of the 2002 Stock Plan, the Company shall have no liability to deliver any Shares under the 2002 Stock Plan or make any other distribution of benefits under the 2002 Stock Plan unless such delivery or distribution would comply with all Applicable Laws (including, without limitation, the requirements of the Securities Act), and the applicable requirements of any securities exchange or similar entity.

(b) Shares issued under the 2002 Stock Plan may be certificated or, to the extent not prohibited by Applicable Law or the applicable rules of any stock exchange, non-certificated.

4.4. Tax Withholding. All distributions under the 2002 Stock Plan are subject to withholding of all applicable taxes, and a Committee may condition the delivery of any Shares or other benefits under the 2002 Stock Plan on satisfaction of the applicable withholding obligations. A Committee, in its discretion, and subject to such requirements as such Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through (i) cash payment by the Participant, (ii) the surrender of Shares which the Participant already owns (which have been held by the Participant and vested for at least six (6) months or such other period as established from time to time by the Committee in order to avoid an adverse accounting treatment under applicable accounting standards), or (iii) the surrender of Shares to which the Participant is otherwise entitled under the 2002 Stock Plan, provided, however, that only the number of Shares sufficient to satisfy the Company's minimum statutorily required tax withholding obligations shall be surrendered to the Company. A Committee has full discretion to allow a Participant to satisfy, in whole or in part, any additional income, employment and/or other applicable taxes payable by the Participant with respect to an Award by electing to have the Company withhold from the Shares otherwise deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting or settlement of the Award, as applicable, Shares having an aggregate Fair Market Value that is greater than the applicable minimum required statutory withholding obligation (but such withholding may in no event be in excess of the maximum statutory withholding amount in the Participant's relevant tax jurisdictions).

4.5. Use of Shares. Subject to the overall limitation on the number of Shares that may be delivered under the 2002 Stock Plan, a Committee may use available Shares as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

4.6. Dividends and Dividend Equivalents. An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock as determined by a Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in Shares, may be subject to such conditions, restrictions and contingencies as a Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

4.7. <u>Payments</u>. Awards may be settled through cash payments, the delivery of Shares, the granting of replacement Awards (subject to Section 5.2(e)), or combination thereof as a Committee shall determine. Any Award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as a Committee shall determine. A Committee may permit or require the deferral of any Award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest, or dividend equivalents, including converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the 2002 Stock Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by a Committee.

4.8. <u>Non-alienation of Awards</u>. Unless specifically provided by a Committee in the Award Agreement, Awards under the 2002 Stock Plan may not be sold, assigned, conveyed, hypothecated, encumbered, anticipated, or otherwise disposed of, and are nontransferable except as designated by the Participant by will or by the laws of descent and distribution; <u>provided</u>, that an Award Agreement shall not provide that an Award is transferable during the lifetime of the Participant, except to the extent that such Award Agreement permits transfers made to family members, to family trusts, to family controlled entities, to charitable organizations, and/or pursuant to domestic relations orders or agreements, in all cases without payment for such transfers to the Participant. Any attempt to sell, assign, convey, hypothecate, encumber, anticipate, transfer, or otherwise dispose of any Award under the 2002 Stock Plan in violation of this Section 4.8 shall be void, and no Shares or cash subject to any Award shall, prior to receipt thereof by a Participant, be in any manner subject to the debts, contracts, liabilities, engagements, or torts of such Participant.

4.9. <u>Agreement With Company</u>. An Award under the 2002 Stock Plan shall be subject to such terms and conditions, not inconsistent with the 2002 Stock Plan, as a Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in an Award Agreement, a copy of which shall be provided to the Participant, and a Committee may, but need not require that the Participant shall sign a copy of such Award Agreement.

4.10. <u>Gender and Number</u>. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.11. <u>Limitation of Implied Rights</u>.

(a) Neither a Participant nor any other person shall, by reason of participation in the 2002 Stock Plan, acquire any right in or title to any assets, funds or property of the Company or any Parent or Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Parent or Subsidiary, in their sole discretion, may set aside in anticipation of a liability under the 2002 Stock Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the 2002 Stock Plan, unsecured by any assets of the Company or any Parent or Subsidiary, and nothing contained in the 2002 Stock Plan shall constitute a guarantee that the assets of the Company or any Parent or Subsidiary shall be sufficient to pay any benefits to any person.

(b) The 2002 Stock Plan does not constitute a contract of employment, and selection as a Participant will not give any Participant the right to be retained in the employ of the Company or any Subsidiary, nor any right or claim to any benefit under the 2002 Stock Plan, unless such right or claim has specifically accrued under the terms of the 2002 Stock Plan. Except as otherwise provided in the 2002 Stock Plan, no Award under the 2002 Stock Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

4.12. <u>Annual Incentive Plan</u>. Any Equity Award, other than a Mutual Fund Unit Award, (each as defined in the Annual Incentive Plan) that is granted in accordance with the Annual Incentive Plan shall, in accordance with Section 5.1(b) of the Annual Incentive Plan (or any successor provision), be subject to the 2002 Stock Plan and the applicable Award Agreement.

5. Committees

5.1. Committees. The authority to control and manage the operation and administration of the 2002 Stock Plan shall be vested in the Board or a committee or committees established by the Board with such powers and authority as shall be determined by the Board in its discretion (the Board or each such committee, as applicable, a "Committee"). In addition to any other Committee established by the Board, the Compensation Committee of the Board (the "Compensation Committee") shall be considered a Committee hereunder and shall be comprised, unless otherwise determined by the Board, solely of members who satisfy the requirements for (i) an "independent director" under rules adopted by the New York Stock Exchange or other principal exchange on which the Shares are then listed and (ii) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act. Notwithstanding the foregoing, the mere fact that a Committee member may fail to qualify under any of the foregoing requirements shall not invalidate any Award made by a Committee which Award is otherwise validly made under the 2002 Stock Plan. Neither the Company nor any member of the Board or Committee shall be liable for any action or determination made in good faith by the Board or a Committee with respect to the 2002 Stock Plan or any Award thereunder.

5.2. Powers of Committee. Each Committee's administration of the 2002 Stock Plan shall be subject to the authority granted to such Committee by the Board and the following:

(a) Subject to the provisions of the 2002 Stock Plan, a Committee will have the authority and discretion to select from among the Participants those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to Section 7) to cancel or suspend Awards.

(b) To the extent that a Committee determines that the restrictions imposed by the 2002 Stock Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, such Committee will have the authority and discretion to modify those restrictions as such Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) A Committee may grant Awards to Participants who are subject to the tax laws of nations other than the United States, which Awards may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. A Committee may take any action which it deems advisable to obtain approval of such Awards by the appropriate foreign government entity; provided, however, that no such Awards may be granted under this 2002 Stock Plan and no action may be taken which would result in a violation of the Exchange Act, the Code or any other Applicable Law.

(d) In controlling and managing the operation and administration of the 2002 Stock Plan, a Committee shall take action in a manner that conforms to the articles and by-laws of the Company, and Applicable Law.

(e) Notwithstanding anything in the 2002 Stock Plan to the contrary, (i) the reduction of the exercise price of any Option awarded under the 2002 Stock Plan and the base appreciation amount of any SAR awarded under the 2002 Stock Plan shall be subject to stockholder approval and (ii) canceling an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, SAR, Restricted Stock Award, other Award or cash payment shall be subject to stockholder approval.

(f) Notwithstanding the authority granted to any other Committee, the Compensation Committee will have the sole authority and discretion to interpret the 2002 Stock Plan, to establish, amend, and rescind any rules and regulations relating to the 2002 Stock Plan, and to make all other determinations that may be necessary or advisable for the administration of the 2002 Stock Plan. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2002 Stock Plan in the manner and to the extent the Compensation Committee deems necessary or advisable. Any decision of the Compensation Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, without limitation, Participants and their beneficiaries or successors).

5.3. Delegation by Compensation Committee or a Committee. The Compensation Committee may delegate its authority and duties under the 2002 Stock Plan to the Chief Executive Officer and/or to other executive officers of the Company under such conditions and/or subject to such limitations as the Compensation Committee may establish and as limited by and subject to Applicable Law or the applicable rules of a stock exchange. Except to the extent prohibited by Applicable Law or the applicable rules of a stock exchange, a Committee may allocate in writing all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its ministerial duties to any person or persons selected by it; provided, however, that any such allocation or delegation may be revoked by a Committee at any time. In no event shall any such allocation or delegation of authority be permitted for the grant of Awards to any member of the Board or to any Participant who is subject to Section 16 under the Exchange Act. In the event that a Committee's authority is delegated to Board members, officers or employees in accordance with the foregoing, all provisions of the 2002 Stock Plan relating to a Committee shall be interpreted in a manner consistent with the foregoing by treating any such reference as a reference to such Board members, officers or employees for such purpose. Any action undertaken in accordance with a Committee's delegation of authority hereunder shall have the same force and effect as if such action was undertaken directly by a Committee and shall be deemed for all purposes of the 2002 Stock Plan to have been taken by a Committee.

5.4. Information to be Furnished to Committee. The records of the Company and its Subsidiaries as to a Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants must furnish a Committee such evidence, data or information as such Committee considers desirable to carry out the terms of the 2002 Stock Plan in order to be entitled to benefits under the 2002 Stock Plan.

6. Adjustments Upon Changes in Capitalization or Corporate Transaction

6.1. Changes in Capitalization. In the event of any change with respect to the outstanding shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, extraordinary cash dividend, merger or corporate combination, combination or reclassification of the Common Stock or any transaction similar to the foregoing, the Compensation Committee shall make such substitution or adjustment, if any, as it deems to be equitable in order to prevent the enlargement or diminution of the benefits or potential benefits intended to be made available under the 2002 Stock Plan, subject to any required action by the stockholders of the Company, as to (a) the number and/or kind of securities covered by each outstanding Award, (b) the price per share covered by each such outstanding Award, (c) the number and/or kind of securities which have been authorized for issuance under the 2002 Stock Plan but as to which no Awards have yet been granted or which have been returned to the 2002 Stock Plan upon cancellation or expiration of an Award, (d) the maximum number of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards which may be granted to any Participant in any one-calendar-year period, (e) any other value determinations applicable to the 2002 Stock Plan and/or outstanding Awards, and (f) any other terms of an Award that are affected by the event; provided, that, for the avoidance of doubt, in the case of the occurrence of any of the foregoing events that is an "equity restructuring" (within the meaning of applicable stock-based compensation accounting guidelines), the Compensation Committee shall make an equitable adjustment to outstanding Awards to reflect such event.

6.2. Transaction. In the event of the proposed dissolution or liquidation of the Company or of a merger or corporate combination (a "Transaction") in which the successor corporation does not agree to assume the Award or substitute an equivalent Award, the Compensation Committee shall make a determination (subject to Section 7) as to the equitable treatment of outstanding Awards under the 2002 Stock Plan and shall notify Participants of such treatment no later than ten (10) days prior to such proposed Transaction. To the extent it has not been previously exercised, an Award that is not assumed will terminate immediately prior to the consummation of such proposed Transaction.

7. Amendment and Termination

The Board may, at any time, amend or terminate the 2002 Stock Plan; provided, that no amendment or termination (i) may materially and adversely affect the rights of any Participant or beneficiary under any Award granted under the 2002 Stock Plan prior to the date such amendment is adopted by the Board or such termination occurs unless written consent of the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary) is obtained, and (ii) shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, the requirements of any applicable stock exchange, or if such amendment would lessen the stockholder approval requirements of Section 5.2(e) or this Section 7; provided, that, anything to the contrary notwithstanding, the Board may amend the 2002 Stock Plan in such manner as it deems necessary to cause an Award to comply with the requirements of the Code or any other Applicable Law, to avoid adverse tax consequences, or for changes in new accounting standards. Notwithstanding anything herein to the contrary, modifications or adjustments pursuant to Sections 6.1 or 6.2 or that may cause an Incentive Stock Option to become a Nonstatutory Stock Option shall in no event be deemed to have an adverse effect on any Award.

8. Forfeiture Events

A Committee may specify in an Award Agreement that a Participant's rights, payments and benefits with respect to an Award are subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of the Award. Such events may include, without limitation, termination of a Participant's Service for Cause (as such term or like term is defined in the Award Agreement), a Participant's violation of applicable laws, regulations or policies of the Company or any of its subsidiaries, breach of noncompetition, non-solicitation, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company, as determined by a Committee in its sole and absolute discretion.

9. Defined Terms

In addition to the other definitions contained herein, the following definitions shall apply:

(a) "Annual Incentive Plan" means the Franklin Resources, Inc. Amended and Restated Annual Incentive Compensation Plan, as may be further amended, restated, or replaced.

(b) "Applicable Law" means the corporate, securities and tax laws (including, without limitation, the Delaware corporate law, the Exchange Act, the Securities Act and the Code) applicable to the establishment and administration of employee stock incentive plans and the grant of awards thereunder.

(c) "Award" means any award or benefit granted under the 2002 Stock Plan, including, without limitation, the grant of Options, SARs, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Awards and Stock-Based Awards.

(d) "Award Agreement" means a written agreement between the Company and a holder of an Award, executed by the Company, evidencing the terms and conditions of the Award.

(e) "Board" means the Board of Directors of the Company.

(f) "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provisions of the Code.

(g) "Common Stock" means the common stock, par value, $.10 per share, of the Company.

(h) "Continuous Status as an Employee" as used in certain Award Agreements means the absence of any interruption or termination of the employment relationship by the Company or any Subsidiary. Continuous Status as an Employee shall not be considered interrupted in the case of: (i) sick leave, military leave or any other leave of absence approved by the Board, provided, that, solely for purposes of Incentive Stock Options, such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; or (ii) in the case of transfers between locations of the Company or between the Company, its Subsidiaries or its successor.

(i) "<u>Controller</u>" means the entity that decides how and why Personal Data are processed.

(j) "<u>Disability</u>" means that a Participant ceases to be an employee on account of disability as a result of which the Participant is determined to be disabled by the determining authority under the long-term or total permanent disability policy, or government social security or other similar benefit program, of the country or location in which Participant is employed and in the absence of such determining authority, as determined by the Committee in accordance with the policies of the Company.

(k) "<u>Exchange Act</u>" means the Securities Exchange Act of 1934, as amended.

(l) "<u>Fair Market Value</u>" means the value of a share of Stock granted pursuant to the 2002 Stock Plan as of any date determined as follows:

    (i) If there should be a public market for the Stock on such date, the closing price of such share of Stock as reported on such date on the composite tape of the principal national securities exchange on which such share is listed or admitted to trading, or if such share is not listed or admitted to trading on any national securities exchange, the arithmetic mean of the per share closing bid price and the per share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) ("<u>NASDAQ</u>"), or if no sale of such share shall have been reported on the composite tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of such shares has been so reported or quoted shall be used; and

    (ii) If there should not be a public market for the Stock on such date, then the Fair Market Value of the Stock shall be determined in good faith by the Board (or a committee thereof); provided, that for purposes of setting the exercise price of Options or the base appreciation amount of SARs, Fair Market Value shall be determined in a manner consistent with Section 409A of the Code and the regulations thereunder, unless such Award is not subject to U.S. tax law.

(m) "<u>Incentive Stock Option</u>" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(n) "<u>Nonstatutory Stock Option</u>" means an Option not intended to qualify as an Incentive Stock Option.

(o) "<u>Option</u>" means a stock option granted pursuant to Section 2 of the 2002 Stock Plan.

(p) "<u>Optionee</u>" means a Participant who receives an Option.

(q) "<u>Parent</u>" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

(r) "<u>Participant</u>" means any executive, employee, director or individual consultant of the Company or any of its Subsidiaries. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or its Subsidiaries; provided, that such Awards shall not become vested prior to the date the employee first performs such services. The term "Participant" also includes any non-employee director of the Company or its Subsidiaries.

(s) "<u>Personal Data</u>" means any information relating to an identified or identifiable natural person (a "data subject").

(t) "<u>Process</u>," "<u>processing</u>" or "<u>processed</u>" means anything that is done with Personal Data, including collecting, storing, accessing, using, editing, disclosing, or deleting those data.

(u) "<u>Restricted Stock Award</u>" means a grant of Shares subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by a Committee.

(v) "<u>Restricted Stock Unit Award</u>" means a grant of a right to receive Shares or cash in the future, with such right to future delivery subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by a Committee.

(w) "<u>Securities Act</u>" means the Securities Act of 1933, as amended, and any successor thereto.

(x) "<u>Service</u>" means a Participant's employment with the Company or any Subsidiary or a Participant's service as a non-employee director or individual consultant with the Company or any Subsidiary, as applicable.

(y) "Share" means a share of the Common Stock, as adjusted in accordance with Section 6 of the 2002 Stock Plan.

(z) "Stock" means shares of Common Stock of the Company.

(aa) "Stock Award" means a grant of Shares that are not subject to forfeiture or other restrictions.

(bb) "Stock-Based Award" means an Award that is valued, in whole or in part, by reference to, or is otherwise based on the Fair Market Value of, Shares, that is not a Restricted Stock Award, Restricted Stock Unit Award, or Stock Award.

(cc) "Subsidiary" or "Subsidiaries" means any company during any period in which it is a "subsidiary corporation" (as that term is defined in Code section 424(f)) with respect to the Company.

10. Section 409A

The 2002 Stock Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the 2002 Stock Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may a Participant, directly or indirectly, designate the calendar year of any payment to be made under any Award, but only to the extent such payment is considered "nonqualified deferred compensation" within the meaning of Section 409A of the Code. Notwithstanding any provision of the 2002 Stock Plan or any Award Agreement to the contrary, in the event that a Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable on account of a separation from service within the meaning of Section 409A of the Code and during the six-month period immediately following a Participant's "separation from service" within the meaning of Section 409A of the Code ("Separation from Service") shall instead be paid or provided on the first business day after the date that is six months following the Participant's Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant's estate within thirty (30) days after the date of the Participant's death. The Company shall use commercially reasonable efforts to implement the provisions of this Section 10 in good faith; provided, that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to any Participant with respect to this Section 10.

11. General Provisions

11.1. Substitute Awards in Corporate Transactions. Nothing contained in the 2002 Stock Plan shall be construed to limit the right of a Committee to grant Awards under the 2002 Stock Plan in connection with the acquisition, whether by purchase, merger, consolidation or other corporate transaction, of the business or assets of any corporation or other entity. Without limiting the foregoing, a Committee may grant Awards under the 2002 Stock Plan to an employee, director or individual independent contractor of another corporation who becomes a Participant by reason of any such corporate transaction in substitution for awards previously granted by such corporation or entity to such person. The terms and conditions of the substitute Awards may vary from the terms and conditions that would otherwise be required by the 2002 Stock Plan solely to the extent a Committee deems necessary for such purpose. Any such substitute awards shall not reduce the Share Reserve or count toward the limits in Section 1.4(d); provided, however, that such treatment is permitted by applicable law and the listing requirements of the New York Stock Exchange or other exchange or securities market on which the Stock is listed.

11.2. Other Compensation and Benefit Plans. The adoption of the 2002 Stock Plan shall not affect any other share incentive or other compensation plans in effect for the Company or any Subsidiary, nor shall the 2002 Stock Plan preclude the Company from establishing any other forms of share incentive or other compensation or benefit program for employees of the Company or any Subsidiary. The amount of any compensation deemed to be received by a Participant pursuant to an Award shall not constitute includable compensation for purposes of determining the amount of benefits to which a Participant is entitled under any other compensation or benefit plan or program of the Company or a Subsidiary, including, without limitation, under any pension or severance benefits plan, except to the extent specifically provided by the terms of any such plan.

11.3. <u>Governing Law</u>. The 2002 Stock Plan shall be governed by, and all claims, disagreements, or disputes arising under or in connection with the 2002 Stock Plan shall be resolved in accordance with, the laws of the State of Delaware, without regard to its conflict of laws rules, to the extent not preempted by the federal laws of the United States of America.

11.4. <u>No Fractional Shares</u>. No fractional Shares shall be issued or delivered pursuant to the 2002 Stock Plan or any Award, and a Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

11.5. <u>No Guarantees Regarding Tax Treatment</u>. Neither the Company nor a Committee make any guarantees to any person regarding the tax treatment of Awards or payments made under the 2002 Stock Plan. Neither the Company nor a Committee has any obligation to take any action to prevent the assessment of any tax on any person with respect to any Award under Section 409A of the Code, Section 4999 of the Code or otherwise and neither the Company nor a Committee shall have any liability to a person with respect thereto.

11.6. <u>Data Protection</u>. In connection with implementing, administering and managing the 2002 Stock Plan, the Company is the Controller with respect to processing Personal Data. Information concerning the Company's employee privacy practices and notices can be obtained through the Company Global Privacy Office. Participants are responsible for: (i) providing the Company with accurate and up to date Personal Data; and (ii) updating those Personal Data in the event of any material changes.

12. <u>Plan History</u>

The 2002 Stock Plan became effective as of October 10, 2002. The 2002 Stock Plan was originally approved by the stockholders of the Company on January 30, 2003. The Board approved an amendment and restatement of the 2002 Stock Plan on December 16, 2004 to (a) include additional Performance Goals and (b) amend Section 6.1 to increase the scope of adjustments that may be made as a result of changes in capitalization of the Company, which amendment and restatement was approved by the stockholders of the Company

on January 25, 2005. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 18, 2009 to (a) revise the Performance Goals such that they conform to the Performance Goals under the Franklin Resources, Inc. 2004 Key Executive Incentive Compensation Plan and (b) make certain administrative updates, which amendment and restatement became effective upon its approval by the stockholders of the Company on March 16, 2010. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 16, 2010 to increase the number of authorized Shares subject to the 2002 Stock Plan by ten million (10,000,000) Shares, for a total maximum aggregate of forty million (40,000,000) Shares, which amendment and restatement became effective upon its approval of the stockholders of the Company on March 15, 2011. The Board approved a further amendment and restatement of the 2002 Stock Plan on October 22, 2012 to permit additional committees of the Board to exercise certain authority under the Plan, which amendment and restatement was not subject to the approval of the stockholders of the Company. The Board approved a further amendment and restatement of the 2002 Stock Plan on December 15, 2015, to provide for a minimum vesting schedule for Options and SARs and clarify that cancellation of an Option or SAR at a time when its exercise price or base appreciation amount (as applicable) exceeds the Fair Market Value of the underlying Shares requires shareholder approval, which amendment and restatement was not subject to the approval of the stockholders of the Company. The Board approved a further amendment and restatement of the 2002 Stock Plan on June 14, 2017 to limit the total value of awards to non-employee members of the Board of Directors in any fiscal year and provide that the Committee may permit a Participant to elect to withhold up to the maximum statutorily required amount for applicable tax withholding upon the vesting, exercise or settlement of Awards and to make other immaterial administrative changes, which amendment and restatement was not subject to the approval of the stockholders of the Company. [The Board approved a further amendment and restatement of the 2002 Stock Plan on December 15, 2020 (a) to increase the number of authorized Shares subject to the 2002 Stock Plan by twenty million (20,000,000) Shares, for a total maximum aggregate of one hundred and forty million (140,000,000) Shares (after giving effect to the 2013 stock split) and (b) make certain other changes and administrative updates, which amendment and restatement became effective upon its approval of the stockholders of the Company on February 9, 2021.]



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